FILLING THE GAPS



IN SECURITY PROTECTION

WEBSENSE INC

2006 ANNUAL REPORT

WEB FILTERING AND SECURITY PROVIDE A STRONG FOUNDATION FOR GROWTH



Billings ($ Millions)
250
125
0
82
111
150
196
211
2002
2003
2004
2005
2006

SUBSCRIPTION-BASED MODEL LEADS TO CONSISTENT REVENUE PERFORMANCE



Revenue ($ Millions)
200
100
0
61
82
112
149
179
2002
2003
2004
2005
2006

CASH AND INVESTMENTS FUND EXPANSION



Cash and Investments ($ Millions)
400
200
0
140
183
244
320
327
2002
2003
2004
2005
2006

Non-GAAP Financial Measures: This Annual Report includes financial measures for billings that are not numerical measures that can be calculated in accordance with generally accepted accounting principles (GAAP). Websense has provided this measurement when reporting financial performance, presently and in the past, because this measurement provides a consistent basis for understanding the company's sales activities in the current period. The company believes the billings measurement is useful to investors because the GAAP measurements of revenue and deferred revenue in the current period include subscription contracts commenced in prior periods. Billings are initially recorded to deferred revenue on the balance sheet, and are then recognized as revenue on the income statement ratably over the length of the contract. The difference between billings and revenue in any given reporting period is reflected as the change in the deferred revenue balance. Further details are available on the company's website at www.websense.com/investors.

WEBSENSE ANTICIPATED THE SHIFT AND BEGAN TO

FILL THE SECURITY GAPS

WEBSENSE RESPONDS TO MARKET NEEDS


Next Generation Web Security
Information Leak Protection
Web Security
Productivity and Liability
1996
2004
2005
2006
2007
2008
2009

As the use of the Web has evolved, so have the inherent risks to company assets. Since 1996, Websense has provided companies with solutions to meet these changing needs. We began by focusing on the areas that business leaders and organizations were most concerned with: threats to employee productivity and legal liability inherent in unmanaged Internet access. The company shaped the Web filtering market and today remains the technology and market leader.

As our knowledge of the Web expanded, Websense® Security Labs™ developed the Websense ThreatSeeker™ technology to gather the intelligence needed to address not only the challenge of managing Web use but also to secure business environments from the increase in Web-based threats such as spyware and malicious code. Based on more than ten years of experience classifying the Web, Websense ThreatSeeker is the technological foundation for our current security software portfolio. Unlike traditional security technology, Websense Web security products automatically protect customers from the latest threats within minutes, without the need for signatures and without the need for massive costs and administrative burdens.

In early 2007, with the acquisition of PortAuthority Technologies®, Inc., Websense entered the emerging information leak prevention market. The acquisition brought together two technology and market leaders in preemptive content security. The combined solution provides an information protection platform that works to safeguard digital information from unauthorized use—in rest, in use and in motion, at the perimeter and inside the network.

Websense has built a portfolio of products that layer protection against internal and external threats, both known and emerging. In an ever-evolving threat environment, it is business as usual here at Websense as we anticipate tomorrow's needs and provide today's solutions.

2006

THE THREAT ENVIRONMENT EVOLVED BEYOND THE CAPABILITIES OF TRADITIONAL SECURITY SOLUTIONS, LEAVING GAPS IN SECURITY INFRASTRUCTURES THAT THREATEN BUSINESS INFORMATION.

Attacks that were previously characterized as nuisance assaults on network infrastructure made way for targeted, nefarious attacks aimed at stealing critical data. In 2006, Websense identified a 100 percent increase in sites designed to install malicious code such as keyloggers, screen scrapers and other forms of crimeware, which can enable an attacker to collect key information about end-users and specifically target companies.

The Web has become the number one vector for launching these attacks. Hackers are using highly developed strategies and taking advantage of unpatched networks with zero-day exploits. At the same time external threats are increasing in sophistication, the "inside threat," or the loss of business information through an internal leak, has reached an all time high. Whether malicious or accidental in nature, losing critical information such as customer data has become a boardroom-level problem.

The old paradigm of simply protecting your network perimeter from external threats has been replaced by the need for a comprehensive solution that also safeguards against internal threats.

SHAREHOLDER
LETTER

FORWARD-LOOKING STATEMENTS

This Annual Report may contain "forward-looking statements" within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements, which represent our expectations or beliefs concerning various future events, may contain words such as "may," "will," "expects," "anticipates," "intends," "plans," "believes," "estimates," or other words indicating future results. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those anticipated as of the date of this report. We assume no obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this report.

TO OUR VALUED SHAREHOLDERS



2006

was a year of active transition for Websense as we sought to extend our leadership in Web filtering, while simultaneously expanding into the broader content security market. There were many accomplishments, as well as some challenges. Our accomplishments included record billings and revenue, strong cash flow, the announcement of our first acquisition and a new distribution relationship in the United States. We also strengthened our management team with the addition of seasoned security executives in engineering, sales and operations. The challenges included the first signs of market saturation and slowing growth in North America, combined with reduced operating margins as we invested to recruit additional resellers and reduce the friction in our transactions.

These events created much interest in Websense's stock and considerable volatility in our stock price. In July, our Board decided the stock was undervalued relative to the company's long-term outlook, financial performance and cash flow projections, and increased the shares authorized under the share repurchase program to 12 million. We aggressively repurchased shares during the year, spending more than $91 million to repurchase 4.3 million shares, or 9% of the outstanding shares.

Our strategic and operational response to slowing growth in North America was swift and centered on three key initiatives:

- Increase sales to small and mid-size businesses, especially in North America, which represent an under-penetrated segment of the market.
- Continue investment in international markets, where substantial market opportunity exists in customers of all sizes.
- Elevate our profile and increase revenue in the broader content security market, with solutions that protect against emerging Web-based and internal threats to data and network security.

We also increased our efforts to secure renewals among existing customers and encourage these customers to evaluate and upgrade to our Websense Web Security Suite™. By the end of the fourth quarter we posted progress on most fronts, and we begin 2007 optimistic our financial results will show continued improvement.

2006 FINANCIAL PERFORMANCE

Billings, which represent the full amount of subscription contracts billed to customers during the year, grew 8% from 2005 to a record $211 million. Growth was strongest outside North America as we continued to invest in building our customer base in Europe, Latin America and the Asia-Pacific region. Revenue, which is recognized ratably over the life of a customer's subscription, increased 20% from 2005 to $179 million. Deferred revenue increased by $40 million compared to the end of 2005, reflecting the difference between billings booked and revenue recognized plus a one-time increase of approximately $9 million due to the change from monthly to daily revenue recognition. Total deferred revenue was a record $220 million at the end of December.

As required under FAS 123R, we began expensing the estimated fair value of stock options granted to employees during the year, and as a result, our GAAP net income declined 17% from 2005 levels to $32 million or 68 cents per diluted share. On a non-GAAP basis, which excludes stock option expenses and related tax effects, we achieved record net income of $46 million, or 98 cents per diluted share, an increase of 19% from 2005. We also generated cash from operating activities of $84 million, nearly double our non-GAAP net income. We ended the year with $327 million in cash and investments, more than enough to fund the acquisition of PortAuthority Technologies for approximately $90 million in cash in January 2007.

ADDRESSING OPPORTUNITIES WITH MID-SIZE CUSTOMERS

As sales in the North American enterprise filtering market became increasingly renewal-driven, we recognized the need to better leverage our channel partners to drive growth. As a result, we reaffirmed our commitment to an indirect distribution model and enhanced our channel partner programs, launching new joint marketing initiatives and deal registration for our partners. We also hired David Roberts, an experienced channel sales executive, and redeployed our inside sales team to focus on recruiting additional value-added resellers.

We also began developing systems to improve the order process and reduce our internal transaction costs, making it easier for channel partners to do business with us. In October, we began distributing our software through Ingram Micro in North America, which we believe will extend our channel reach significantly. We began to see the results of these changes in our fourth quarter, when we signed an additional 150 value-added resellers and saw growth in new business in North America for the first time during the year. Qualitatively, our reseller satisfaction ratings improved and our partner programs won several industry awards.

In addition to expanding our distribution to reach new mid-size customers, we began developing a new Web filtering and security solution optimized for the mid-size customer, defined as 100 to 1,000 users. This new solution will feature simplified installation and management and be competitively priced. We expect it to be available worldwide in the summer of 2007.

INVESTING IN INTERNATIONAL MARKETS

The need to protect against Web-based and internal threats spans geographic boundaries, creating a global market for our solutions. This was reflected in continued strong international growth throughout 2006 as our brand reputation and growing presence in emerging markets continued to yield new customers and seats. For the year, international billings grew more than 25% compared to 2005 and accounted for 38% of total billings, up from 32% in 2005. Since a substantial untapped market opportunity still exists outside the United States, we expect a significant portion of new customer and billings growth to come from outside the United States in 2007.

We are aligning our resources to serve these new markets and customers, adding headcount in sales, technical support and development in non-U.S. locations. We opened our first non-U.S. research and product development facility in Beijing in December and, with the completion of the PortAuthority acquisition in early 2007, we also added development facilities in Israel. Finally, we have made significant strides in localizing our products for international customers and plan to release our new SMB product in multiple languages when it becomes available in mid-2007.

EXPANDING INTO THE BROADER CONTENT SECURITY MARKET

The final initiative to reinvigorate growth is to expand our product line with fundamentally new security offerings. Our goal is to generate net new revenue that complements our existing security filtering business by creating cross-selling opportunities and attracting new customers. We intend to accomplish this through both internally developed products and acquisitions. Our acquisition of PortAuthority Technologies, a leader in the emerging, high-growth information leak prevention market, is a natural fit for Websense and brought together two technology and market leaders in preemptive content security: PortAuthority with its focus on identifying and protecting information from internal leaks, and Websense with its externally focused ThreatSeeker malicious content identification and categorization technology.

We are also leveraging our investment in ThreatSeeker technology through internal development. In 2006, we demonstrated the value of the technology when we protected our customers from thousands of Web-based attacks by blocking access to contaminated Web sites. We are now working on new security products that extend the value of ThreatSeeker beyond Web filtering to block malicious code at the Internet gateway. We believe these new products will change the way customers protect against zero-day threats.

FUTURE OUTLOOK

Despite the challenges we faced, our 2006 accomplishments were many. As we enter 2007, I am confident the steps we have taken will increase growth in our Web filtering and security business and allow us to lead in emerging, high growth segments of the broader content security market. The end result of our hard work and dedication will be a new, best-of-breed security software company.

Thank you for your continued support and ownership. I look forward to reporting on our progress as the year unfolds.



Gene Hodges
President and Chief Executive Officer

STOCK PERFORMANCE GRAPH
PERFORMANCE MEASUREMENT COMPARISON

The following graph compares the cumulative total return of Websense, Inc. (the "Company") common stock to the weighted average return of stocks of companies included in the Nasdaq Global Select Market – U.S. and a Nasdaq peer group index consisting of Computer and Data Processing Services companies from December 31, 2001 through December 31, 2006. The Company's fiscal year ends on December 31. The graph assumes $100 was invested at the close of trading on December 31, 2001 in the Company's common stock and in each index. The total return for each of the Company's common stock, the Nasdaq Global Select Market – U.S. and the Nasdaq Computer and Data Processing Services Index assumes the reinvestment of dividends, although dividends have not been declared on the Company's common stock. The Nasdaq Global Select Market – U.S. tracks the aggregate price performance of equity securities of companies traded on the Nasdaq Global Select Market. The Nasdaq Computer and Data Processing Services Index consists of companies with a Standard Industrial Classification Code identifying them as Computer and Data Processing Services companies. The stockholder return shown on the graph below should not be considered indicative of future stockholder returns and the Company will not make or endorse any predictions as to future stockholder returns.


$250
$200
$150
$100
$50
$0
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
Websense, Inc.
Nasdaq Global Select Market - US
Nasdaq Computer and Data Processing Services

	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Websense, Inc.	$100.00	$66.63	$91.33	$158.20	$204.74	$142.42
Nasdaq Global Select Market - US	$100.00	$69.12	$103.59	$112.65	$115.03	$126.40
Nasdaq Computer and Data Processing Services	$100.00	$68.95	$90.86	$99.77	$103.16	$115.97

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings made by the Company under those statutes, this Stock Performance Measurement Comparison is not "soliciting material," is not deemed filed with the Securities and Exchange Commission, and shall not be deemed incorporated by reference into any of those prior filings or into any future filings made by the Company under those statutes irrespective of any general incorporation language contained in any such filing.

10-K

10-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from to

Commission File Number 000-30093


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
APR 25 2007
190
SECTION

Websense, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**51-0380839**
(State or other jurisdiction of incorporation or organization)	(I.R.S.Employer Identification Number)

10240 Sorrento Valley Road
San Diego, California 92121
858-320-8000
(Address of principal executive offices, zip code and telephone number)

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, $0.01 par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (each as defined in Exchange Act Rule 12(b)-2): Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in the Rule 12b-2 of the Act): Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, as of June 30, 2006 was approximately $968 million (based on the closing price for shares of the registrant's Common Stock as reported by the Nasdaq Global Select Market for that date). Shares of Common Stock held by each officer, director and holder of 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed affiliates. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of management or policies of the registrant, or that such person is controlled by or under common control with the registrant.

The number of shares outstanding of the registrant's Common Stock, $.01 par value, as of February 15, 2007 was 44,821,417.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the Annual Meeting of Stockholders to be held June 5, 2007 are incorporated by reference into Part III.

Certain exhibits filed with the registrant's prior registration statement, form 10-K and forms 10-Q are incorporated herein by reference into Part IV of this Report.

Websense, Inc.

Form 10-K

For the Fiscal Year Ended December 31, 2006

TABLE OF CONTENTS

PART I

Forward-Looking Statements

This report on Form 10-K may contain "forward-looking statements" within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements, which represent our expectations or beliefs concerning various future events, may contain words such as "may," "will," "expects," "anticipates," "intends," "plans," "believes," "estimates," or other words indicating future results. Such statements may include but are not limited to statements concerning the following:

- anticipated trends in revenue;
- growth opportunities in domestic and international markets;
- new channels of distribution;
- customer acceptance and satisfaction with our products;
- expected trends in operating and other expenses;
- anticipated cash and intentions regarding usage of cash;
- changes in effective tax rates; and
- anticipated product enhancements or releases.

These forward-looking statements are subject to risks and uncertainties, including those risks and uncertainties described herein under Part I, Item 1A "Risk Factors", which could cause actual results to differ materially from those anticipated as of the date of this report. We assume no obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this report.

Item 1. Business

Overview

Our products help organizations manage their networks and computing resources to provide a secure and productive computing environment. We provide Web filtering and Web security software products that enable organizations to protect employees and confidential information from external Web-based attacks, such as spyware and phishing, as well as analyze, report and manage how employees use computing resources and the Internet. In January 2007, we acquired PortAuthority Technologies, Inc. (PortAuthority), our technology development partner for information leak prevention solutions. As a result, in addition to our Web filtering and Web security software products, we offer software that helps prevent the loss of confidential information from internal threats, such as ineffective business process controls, employee error and malfeasance.

Since we released our first software product in 1996, our products have evolved from preventing access to unacceptable Internet content to products that proactively manage employees use of computing resources and the Internet to maximize productivity and prevent access to the most undesirable and dangerous elements on the Web, such as Web sites that contain or will download viruses, spyware, keyloggers, phishing exploits and an ever-increasing variety of malicious code.

At the foundation of our Web filtering and Web security product offering is the Websense Enterprise® software application, which serves as a management and reporting platform for our Web filtering and related add-on Web security products. Websense Enterprise gives organizations the ability to enhance network security, improve employee productivity, mitigate potential legal liability and conserve network bandwidth by allowing organizations to identify potential risk areas and implement and automate

Web access and application usage policies that reduce these risks. When combined with our Web security products that utilize our ThreatSeeker™ technology including Security Filtering, Remote Filtering and Client Policy Manager™, Websense Enterprise allows organizations to further enhance network and content security by blocking access to malicious Web sites and by preventing the transmission of data to known spyware destination sites. To simplify the purchase process for our value-added resellers and customers, we have created a suite of Websense Enterprise and our most popular add-on security products and services, known as the Websense® Web Security Suite™.

Our Web filtering and Web security software operates in conjunction with our proprietary databases which encompass:

- Approximately 20 million Web site universal resource locators (URLs) organized into more than 90 categories, including specific categories for sites containing spyware, viruses and other malware, and phishing destination sites.
- More than two million software applications and executable files classified in 50 categories such as productivity applications and games, including an ever-increasing database of malicious code, spyware, hacking tools and viruses.
- Commonly used network and Internet protocols, such as http, instant messaging protocols and peer-to-peer protocols.

Our databases are updated continuously each business day using a proprietary process of automated content assessment and classification, with manual verification. In 2005, we increased the resources focused on identifying and classifying adware, spyware, keylogging and other malicious code located on Internet sites and created Websense Security Labs™. Researchers in the Websense Security Labs use our patent-pending ThreatSeeker technology to scan nearly 600 million Web sites each week to identify and investigate advanced Internet threats in order to deliver timely product and information updates to the security community and Websense customers. Subscribers to our Web security add-on products and the Websense Web Security Suite receive updates of the security risk categories of the URL and application databases in real time as new malicious or high-risk URLs and executable files are identified and categorized.

We have been developing Web content filtering and security solutions to protect Internet users from receiving and accessing unwanted or illegal content on their mobile phones and personal digital assistants (PDAs). We have engaged in discussions regarding mobile filtering solutions with several third parties, and we expect to close our first transaction for the mobile filtering and security products in 2007.

In January 2007, we acquired PortAuthority and in February 2007, we introduced our first information leak prevention (ILP) solution, the Websense Content Protection Suite™, based on products received through the acquisition of PortAuthority, including the patented and patent-pending Precise ID™ digital fingerprinting technology. The Content Protection Suite consists of the Websense Content Auditor™, a software-based monitoring and reporting solution that identifies and categorizes different types of data whether it is data-in-motion or data-at-rest, and the Content Enforcer™, a software-based policy engine that automates pre-set policies regarding the use and distribution of different types of data and information.

We expect that we will continue to derive the majority of our revenue from Websense Enterprise-based products for several years. The markets for information leak prevention solutions and Web filtering on mobile handsets are still in the early phases of development, and therefore will only comprise a small percentage of our revenues in 2007.

We operate in one industry segment, as defined by generally accepted accounting principles.

Our business commenced operations in 1994 as NetPartners Internet Solutions, a reseller of computer security products. In 1999, we changed our name to Websense, Inc. to reflect the shift in our business focus to a developer of Web filtering solutions. Our principal offices are located at 10240 Sorrento Valley Road, San Diego, California 92121.

Industry Background

As part of their overall business strategies, many organizations use the Internet to enable critical business applications that are accessed over their corporate networks. Many employees also use their organization's computing resources for recreational "Web surfing," peer-to-peer file sharing, downloading of high-bandwidth content, instant messaging and other personal matters. However, unmanaged use of corporate computing resources, including Internet access, can result in increased risk and cost to the organization, including increased security risks, lost employee productivity, increased network bandwidth consumption, and potential legal liability. In recent years, the same activities that made employees efficient and productive—doing research over the Internet, sharing files and sending instant messages and emails to customers and co-workers—have also made IT infrastructures and valuable corporate data vulnerable to external threats such as mobile malicious code, spyware, viruses, Trojan horses and phishing and pharming exploits.

Additionally, as organizations create collaborative networks with their customers, suppliers, technology partners and other stakeholders, they increase the amount of confidential and sensitive data that travels across these networks. Securing this data from internal threats, such as inadequate business process controls, employee error and malfeasance and undetected malicious code, has become a top priority for information technology executives.

Traditionally, organizations have sought to protect against external security risks with a combination of firewalls, intrusion detection/prevention software and anti-virus software. With the growth in spyware, key logging applications, and phishing sites, and the proliferation of blended attacks on computing networks, combined with the rapid increase in employee use of instant messaging and peer-to-peer file sharing, organizations are finding that existing security measures leave significant time and technology gaps in their protection. Firewalls can provide protection against external threats such as hacking, but do little to prevent employees from hacking into their own organization's data from inside the corporate firewall. Anti-virus software provides protection from e-mail borne viruses, but does not prevent the possible theft or corruption of corporate data by spyware, and offers only limited protection against viruses that proliferate via peer-to-peer networks and instant messaging. Existing anti-virus and anti-spyware software also requires time for the vendor to identify and reverse engineer the new virus or spyware application before they can be remediated and removed from infected systems. According to a 2006 FBI study, approximately 65 percent of organizations that deploy these traditional security measures still have their networks or data compromised by viruses and other malicious attacks.

Technology efforts to protect against internal threats to confidential data have been even less effective than security solutions for external threats. While organizations have had some success protecting against employee malfeasance and malicious code attacks, there have been fewer technology solutions to protect against inadvertent or deliberate outbound disclosure of an organization's confidential information. Recent changes in the regulatory environment, designed to protect individual privacy, have also created specific requirements for regulated industries such as banks and credit unions to implement data security measures.

Given the necessity of corporate Internet access and the continuing worldwide adoption of the Web as a mass communication, entertainment, information and commerce medium, we believe there is a significant opportunity for Web filtering, Web security and information leak prevention solutions that effectively address the needs of organizations to protect themselves from Web-based threats and manage employee usage of the computing environment and confidential data. Additionally, although the Web and e-mail are the primary drivers of Internet traffic today, the rapid emergence of Internet-enabled applications creates the need for software that applies management and security policies to different data types, applications, and protocols, as well as Web pages, at multiple points in the information technology infrastructure and across multiple communication technologies. Software tools are needed to protect against internal and external threats to data security and implement granular policy-based security measures that are user, content and destination aware.

Our Products and Services

We offer products that protect data and users from threats to information security and productivity loss. Our Web filtering and related services mitigate risks associated with inappropriate Web content and loss of productivity due to unmanaged Web surfing. Our add-on Web security products protect from Web-based malicious attacks by blocking access to compromised and malicious Web sites. Our information leak prevention products protect against the loss, or leakage, of confidential information due to internal threats, such as inadequate business process controls, employee error and malfeasance, and undetected malicious code.

We sell subscriptions to our products based on the number of seats or devices to be managed. Revenues from sales of subscriptions to Websense Enterprise and related add-on products accounted for all of our revenues in 2006, 2005 and 2004.

Websense Enterprise. Websense Enterprise is the software application that serves as the management and reporting platform for our Web filtering and Web security products, including Security Filtering, Remote Filtering and Client Policy Manager. It allows organizations to manage employees' use of corporate computing resources by filtering access to Web sites, applications, and protocols while providing multiple options for identifying, analyzing and reporting on Internet activity and the risks associated with employee computing. The Websense Enterprise application works in conjunction with our proprietary URL, protocol and application databases to give business managers the ability to automate the enforcement of highly customized Internet and application access and use policies for different users and groups within the business. By automating the enforcement of these policies, Websense Enterprise and the related add-on Web security products support an organization's efforts to enhance network security, improve employee productivity, mitigate potential legal liability, and conserve network bandwidth.

To address specific customer needs, such as the need for enhanced network security, we offer Websense Web Security Suite, which includes Websense Enterprise and a select group of add-on security products and services as a combined solution.

Web Filtering. Websense Enterprise enables employers to proactively analyze, report and manage employee access to Web sites based on the content of the requested Web site. Our software application works in conjunction with a database of more than 20 million business-relevant Web sites to provide patented flexibility for managers when customizing, implementing and modifying Internet access policies for various groups, user types and individuals. A graphical interface enables business managers to define the categories of Web sites to which access will be managed. The filtering software examines each Internet access request, determines the category of the requested Web site and applies the policies that have been defined by the company. Some examples of management options include:

- Allow: The request is allowed to proceed, because the organization has chosen not to restrict access to the category applicable to the Web site.
- Block: The requested Web site is in a category that is not allowed to be accessed according to the policy in effect.

- Time-based Quotas: Users are allowed a specified amount of personal surfing time within categories that are determined by the administrator. Once the user reaches his or her quota time, he or she is no longer able to access sites in those categories.
- Continue with Exception Report: The user is reminded about the organization's Internet usage policy, but can choose to access the requested Web site.
- Time of Day: Filtering options can be managed by time of day. For example, access to shopping sites could be blocked during business hours and permitted at all other times.

The breadth and specificity of Web site categories we have defined provide flexibility in selecting which types of material should be allowed, blocked or reported. We identify the types of content that we believe employers would deem to be unacceptable, inappropriate or undesirable in a work environment based on input we receive from our customers, and define the categories accordingly. There are currently more than 90 categories in the basic Web filtering product.

Reporting and Analysis. Websense Enterprise includes several reporting modules to meet the information needs of different management groups.

- Websense Reporter is a batch-based reporting application that can generate more than 80 tabular and graphical reports based on an organization's historical Internet use. It analyzes information from Internet monitoring logs and builds visual charts in a variety of pre-set or customizable formats for easy distribution to and interpretation by managers.
- Websense Real-Time Analyzer™ utilizes the network agent in Websense Enterprise to monitor and analyze network traffic on-the-fly. This allows IT managers to identify potential risks and bandwidth bottlenecks associated with different types of network traffic.
- Websense Explorer is a browser-based forensics and analytics reporting tool for non-technical business managers that enables them to drill down on Internet use data by risk class, user group, or individual.

Deployment Options. Websense Enterprise integrates with an organization's network server, proxy server, switch, router or firewall and is designed to work in networks of virtually any size and configuration. Websense Enterprise can support up to 50,000 users on a single server. We currently offer three deployment options:

- Integrated deployment on a separate server that is tightly integrated with the network gateway platform to offer pass-through filtering that maximizes stability, scalability and performance.
- Embedded deployment on an appliance or gateway product to reduce hardware expense and enhance ease-of-use, particularly in remote locations.
- Stand-alone deployment utilizing a network agent to deliver pass-by filtering capabilities in any network environment.

Add-On Security Products. There are two primary types of add-on products that extend and enhance the policy enforcement capabilities of Websense Enterprise: additional database categories and products that enforce policies at the desktop and on mobile devices, such as laptop computers. These add-on products rely on the application framework of the Websense Enterprise platform and our proprietary databases of software applications and protocols.

Our product that provides additional database categories is:

- *Security Filtering.* The Security Filtering add-on product includes specialized database categories that augment the categories included with basic Web filtering solution and provide additional policy enforcement options at the Internet gateway. We continually update our security-specific filtering categories as new malicious or compromised Web sites are identified by our ThreatSeeker technology.

Our mobile and desktop policy management add-on products are:

- *Remote Filtering.* Remote Filtering extends the corporate Web filtering policies to laptop computers and other mobile devices when they are disconnected from the corporate network. By using remote filtering, IT administrators can enforce security policies, such as blocking access to sites containing spyware, even when a laptop computer is accessing the Internet from an unmanaged server. This enables the network manager to reduce the risk that mobile devices will infect the network with malicious code when the device again connects to the network.

- *Client Policy Manager.* The Client Policy Manager (CPM) product allows our customers to implement management policies, such as block, allow or defer, for usage of software applications and other executables on desktop computers, by application type, by user type, or by individual user. CPM can be used to inventory desktop software, provide a categorized view of applications in the desktop environment, and identify potential security threats from hacking and spyware applications. It can also be used to create lists of allowable applications and block the launch of others, enhancing security by preventing the launch of certain categories of executables such as hacking tools or spyware. CPM utilizes the application framework of Websense Enterprise and references our database of over two million software applications and executable files.

Websense Web Security Suite. The Websense Web Security Suite combines Websense Enterprise, Security Filtering and several additional services, including Real Time Security Updates™ and Websense Web Protection Services™, for a single price. The Websense Web Security Suite was created to simplify the sales process for our value-added resellers and simplify the purchase process for our customers.

- *Real Time Security Updates.* Real Time Security Updates allow subscribing organizations to receive database updates for Web-based and application-based threats in real time as they are identified and categorized by the Websense Security Labs. Websense Security Labs scans nearly 600 million Web sites weekly to identify new Web-based threats. This service is available only as part of the Websense Web Security Suite.

- *Websense Web Protection Services: SiteWatcher™, BrandWatcher™ and ThreatWatcher™ Services.* The SiteWatcher and BrandWatcher services monitor our customer's Web sites and brands, respectively, for malicious code or illegal use in a phishing attack and notify the customer if either occurs. The ThreatWatcher service helps customers prevent malicious attacks on their Web servers by identifying security vulnerabilities. These products are available only as part of the Websense Web Security Suite.

Websense Content Protection Suite. Websense Content Protection Suite is based on the information leak prevention technology acquired through the purchase of PortAuthority in January 2007. Websense Content Protection Suite is an integrated information leak prevention solution that protects against information leaks and data loss by identifying and categorizing sensitive or confidential data based on its characteristics, monitoring the movement of sensitive data throughout the network and enforcing pre-determined usage and movement policies. The Websense Content Protection Suite:

- discovers and accurately identifies data stored on a network-connected device (data-at-rest);

- monitors and prevents sensitive data from unauthorized distribution in outgoing and internal communications, including email, instant messaging, Internet (FTP and http) and Web-based mail;

- automates enforcement of policies for data-in-motion to authorized recipients;

- monitors and prevents unauthorized copying of highly sensitive files to USB drives and other portable media; or being printed to hardcopy paper; and
- audits and reports the distribution and use of confidential data against regulatory and internal security policy requirements.

The Websense Content Protection Suite includes more than 140 pre-built policy templates and a sophisticated policy engine to address the most common compliance requirements for United States federal and state regulations, as well as industry regulations such as the Payment Card Industry Data Security Standard (PCI DSS) and Check 21 Act, Canada's Personal Information Protection and Electronic Documents Act (PIPEDA) and international government and banking regulations for the European Union, United Kingdom, Israel, South Africa, Australia and Singapore. These templates are automatically updated as regulations change.

Our products that comprise the Websense Content Protection Suite are:

- *Content Auditor.* Content Auditor identifies and classifies sensitive data based on management-defined criteria, discovers its location within the organization, and identifies who is using it, how it is being used and where it is being sent within or outside the organization. By tracking and reporting on the location of data stored anywhere in the network (data at rest) and the movement (data in motion) and use of data (data in use), Content Auditor allows organizations to identify gaps in information security and compliance processes, uncover policy and process risks based on federal, state and industry regulations, and identify and report on information security practices and policies.
- *Content Enforcer.* Content Enforcer includes Content Auditor and augments its identification and monitoring capabilities by automating the enforcement of user and content-based data security policies for both internal and outbound data. Content Enforcer prevents internal leaks through the use of server agents installed on Microsoft Exchange, Lotus Notes, Microsoft ISA and Microsoft Print servers that enforce policies on data that is transmitted by these applications. Content Enforcer provides outbound leak prevention by examining outbound data traffic at the network egress points and applying policies such as block, allow, quarantine, monitor and archive sensitive data through the use of real-time filters. Content Enforcer can effectively monitor, secure, filter, quarantine and block outbound content contained in email, instant messaging, file transfers, Web postings and other types of messaging traffic copying to portable media devices and printing to hardcopy paper. In addition, Content Enforcer can enforce policies for sensitive data being sent to authorized recipients through automated encryption via integration with third-party message encryption gateways.

Additional Websense products and services include:

- *Platinum Support.* Platinum Support gives customers experienced, personalized service, plus proactive support and continuing education, to ensure the performance, reliability, and availability of each Websense solution.
- *Priority One 24x7 Support.* Priority One support gives customers access to a dedicated team of senior technical support specialists 24 hours a day via a toll-free support hotline.
- *Content Filtering for Mobile Devices.* We have been developing Web content filtering and security solutions to protect Internet users from receiving and accessing unwanted or illegal content on their mobile phones and personal digital assistants (PDAs). We have engaged in the discussions regarding mobile filtering solutions with several third parties, and we expect to close our first transaction for the mobile filtering and security products in 2007.

Technology Integrations

Websense solutions integrate with a wide variety of information technology platforms. Our objective is for Websense products to be available for virtually any network environment desired by a customer.

In 2005, we implemented the Websense Web Security Ecosystem™—a comprehensive ecosystem of world class security and networking technology providers that enable easy deployment and integration of Websense solutions in enterprise environments. The Websense Web Security Ecosystem provides interoperability of joint solutions with vendors from leading security and networking markets, including: network access control, Internet gateways, certified appliance platforms, security event management and identity management.

The table below lists many of the platforms with which Websense products operate:

Firewall Solutions:
- Check Point Software
- Cisco PIX
- CP Secure
- Juniper Networks/NetScreen
- Microsoft ISA Server
- SonicWall

Appliance Solutions:
- Blue Coat Systems
- Celestix MSA
- Cisco Systems Content Engine
- Crossbeam Systems C-Series
- Crossbeam Systems X-Series
- Network Engines NS
- Resilience NetSquad
- Stratacache Flyer

Identity Management Solutions:
- HP Open View
- IBM Tivoli
- Microsoft Identity Integration Server
- Novell Nsure
- Sun Microsystems Identity Manager

Cache/Proxy Solutions:
- Blue Coat Systems
- Cisco Content Engine
- Citrix Presentation Server
- Inktomi Traffic Server
- Microsoft Proxy Server
- Network Appliance NetCache
- Squid Proxy
- Stratacache Flyer
- Sun ONE Web Proxy Server (formerly iPlanet)
- Websense Content Gateway

Switch/Router Solutions:
- Cisco Catalyst Switches
- Cisco Routers
- ADTRAN Net Vanta

Security Event Management Solutions:
- Arcsight
- Network Intelligence

Network Access Control Solutions:
- Cisco Network Admission Control

In 2006, PortAuthority, our new subsidiary, formed the DATASEC Alliance, a strategic partnership program designed to bring together best-of-breed products to enable enterprises to control their sensitive information. These partnerships foster interoperability with complementary technology vendors, allowing customers to deploy comprehensive data protection and compliance solutions. DATASEC Alliance members include Internet gateway platform vendors, secure messaging/communication vendors, endpoint security solution vendors and security analysis vendors, such as:

- BlueCoat
- Checkpoint
- FaceTime
- Tumbleweed
- Safend
- LogLogic
- PostX
- PGP Corporation

Customers

Our more than 24,000 Web filtering and Web security customers range from companies with as few as 50 employees to members of the Global 1000 and to government agencies and educational institutions. In total, these customers have subscribed to approximately 25 million seats as of December 31, 2006. No customer accounted for more than 10% of our total revenues in 2006, 2005 or 2004.

Sales, Marketing and Distribution

Sales. Our sales strategy is to increase sales to new customers and increase the renewal rate on subscriptions to existing customers by increasing the number and productivity of the resellers and distributors that sell our products. To accomplish this, we sell our products and services primarily through indirect channels. For 2006, indirect channel sales comprised over 85% of total revenues. As we move toward a pure indirect sales model our revenue will be derived almost entirely from sales through indirect channels, including distributors and value-added resellers that sell our products to end-users, distributors that sell our products to value-added resellers and providers of managed Internet and other services.

We historically have sold our products in the United States through a network of approximately 1,000 value-added resellers. In August 2006, we announced a new two-tier distribution strategy in North America and entered into a relationship with Ingram Micro to distribute, market and support our Web security and Web filtering software in North America. Through joint marketing programs with Websense, Ingram Micro will focus its efforts on recruiting new resellers, especially resellers focused on selling to small and medium-sized businesses (SMB), and on building awareness and demand within our existing North America channel partner base. During the second half of 2006, we added 200 value-added resellers to end the year with 1,200 in North America.

Internationally, we sell our products through a multi-tiered distribution network of more than 250 distributors and resellers in over 80 countries, who sell to customers located in over 150 countries.

Our channel sales efforts are coordinated worldwide through a sales team of approximately 250 individuals. Customers that buy direct from us are typically large organizations that insist on a direct relationship.

In 2006, we generated 36% of our total revenue from customers outside of the United States. Revenue generated in the United Kingdom represented approximately 10% of our total revenue. See Note 4 of Notes to the Consolidated Financial Statements for further explanation of our revenue based on geography. Our current international efforts are focused on expanding our indirect sales channels in Europe, Latin America, Asia/Pacific, and Australia. Our continuing reliance on sales in international markets exposes us to risks attendant to foreign sales. See "Item 1A. Risk Factors - Sales to customers outside the United States have accounted for a significant portion of our revenue, which exposes us to risks inherent in international sales."

Marketing. Our marketing efforts are designed to raise awareness of the potential risks associated with unmanaged use of corporate computing resources and confidential data, generate qualified sales leads for our channel partners, and increase recognition of Websense as a provider of Web filtering, Web security information leak prevention solutions.

Our marketing activities are targeted toward business executives, including information technology professionals, chief executives, upper level management and human resource personnel. We actively manage our public relations programs, communicating directly with technology professionals and the media, in an effort to promote greater awareness of the growing problems caused by viruses, spyware, phishing sites, and key logging, as well as employee misuse of the Internet and other computing resources at work.

We also provide potential customers and channel partners with free trials of Websense Enterprise, Websense Web Security Suite and Websense Content Protection Suite, typically for 30-day periods. Our additional marketing initiatives include:

- joint marketing programs with our distributors to recruit additional value-added resellers and drive awareness for Websense solutions with existing resellers;
- advertising online and in high-technology trade magazines, management journals and other business oriented periodicals;
- participation in and sponsorship of trade shows and industry events;
- providing free subscriptions to security alerts from Websense Security Labs, which inform subscribers of newly identified security threats, such as phishing sites and sites infected with spyware and malicious code;
- hosting regional and international seminars, webinars, and training sessions for our sales organization and reseller partners, as well as customers and prospects;
- conducting speaking engagements on topics of interest to our customers and prospects;
- use of our Web site to communicate with our indirect sales channels, and provide product and company information to interested parties; and
- providing and distributing soft and hard-copy collateral on our company, products, solutions, technologies, partnerships and benefits.

Customer Service, Training and Support

We believe that superior customer support is critical to retaining and expanding our customer base. Our technical support group provides dependable and timely resolution of customer technical inquiries and is available to customers by telephone, e-mail and over the Web. We also proactively update customers on a variety of topics, including release dates of new products and updates to existing products.

Our training services group delivers education, training and pre-sales support to our resellers and customers. We also offer online training to our customers and resellers to provide them with the knowledge and skills to successfully deploy, use and maintain our products.

Research and Development

We maintain research and development facilities in San Diego and Israel, and are commencing research and development activities in China. Our research and development department is divided into several groups, which include content operations, security research, software development, quality and assurance, and documentation. Individuals in different locations are grouped along product lines and work as part of cross-disciplined teams designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully. In connection with our increased focus on the SMB market, we are working to develop products specifically targeted at that market.

Research and development expenses totaled $22.7 million in 2006, $16.3 million in 2005 and $14.5 million in 2004. Research and development expenses as a percentage of revenue were 12% in 2006, 11% in 2005, and 13% in 2004.

Competition

The market for our products is fragmented, highly and increasingly competitive, quickly evolving and subject to rapid technological change. Increased competition and pricing pressures generally could result in reduced sales, reduced renewals and/or seat growth from existing customers, reduced margins or failure of our products to achieve or maintain more widespread market acceptance,. Competitors vary in size and in the scope and breadth of the products and services they offer. Our current principal competitors include:

- companies offering Web security solutions, such as Microsoft, Symantec, McAfee, Juniper Networks, Message Labs and Trend Micro;
- companies offering Web filtering products, such as SurfControl, Secure Computing, Symantec, Digital Arts, Computer Associates, Microsoft, St. Bernard Software, Finjan, Barracuda, ScanSafe, Cisco Systems and Trend Micro;
- companies integrating Web filtering into specialized security appliances, such as 8e6 Technologies, Blue Coat Systems, Cisco Systems, McAfee and SonicWALL;
- companies offering information leak protection solutions, such as Vontu, Verdasys, Vericept, Tablus, Symantec, Secure Computing, Reconnex, Provilla, Proofpoint, Palisade Systems, Orchstria, Oakley Networks, McAfee, Intrusion, Fidelis, Checkpoint and Code Green Networks;
- companies offering desktop security solutions such as Check Point Software, Cisco Systems, McAfee, Microsoft and Symantec; and
- companies offering proxy based solutions such as Blue Coat Systems and Cisco Systems.

We also face current and potential competition in Web filtering and Web security from vendors of Internet servers, operating systems and networking hardware, many of which now, or may in the future, develop and/or bundle Web filtering, Web security or other competitive products with their offerings. We compete against and expect increased competition from anti-virus software developers, traditional network management software developers and Web management service providers. In the information leak prevention market, we may face competition from anti-virus software developers, e-mail filtering and security vendors, and providers of other software-based compliance solutions.

We believe that the principal competitive factors affecting the markets for our products include, but are not limited to:

- performance
- quality
- introduction of new products
- brand name recognition
- price
- functionality
- innovation
- customer support
- frequency of upgrades and updates
- reduction of production costs
- manageability of products
- reputation

We believe that we compete effectively against our competitors in each of these areas. However, many of our current and potential competitors, such as Symantec Corporation, McAfee, Inc., Trend Micro, Cisco Systems and Microsoft Corporation, have longer operating histories and significantly greater financial, technical, marketing or other resources. They may have significantly greater name recognition, established marketing and channel relationships both in the United States and internationally, better access to the SMB market, and access to a larger installed base of customers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the functionality of their products to address customer needs. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

Intellectual Property Rights

Our intellectual property rights are important to our business. We rely on a combination of trademark, copyright, patent and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and Websense brand. We have registered our Websense® trademark in the United States, Japan, the European Union, Canada, Australia, China, Switzerland, Norway, Mexico, Colombia, Argentina, Singapore, Taiwan and Turkey. We have also registered the Websense Enterprise® trademark in the United States, Japan, Canada, Australia and China. In addition, we have registrations for the Websense trademark pending in several other countries. Effective trademark protection may not be available in every country where our products are available.

We currently have three patents issued in the United States, one patent issued in an international market, ten patent applications pending in the United States and sixteen pending international patent applications that seek to protect our proprietary database and filtering technologies, including issued patents and pending patent applications relating to our flexible filtering management options and WebCatcher and AppCatcher technologies, and pending patent applications relating to our ThreatSeeker technology. We also have one patent issued in the United States, one patent issued in an international market, twenty-five pending patent applications in the United States and thirteen pending international patent applications that seek to protect information leakage prevention and content distribution, including our PreciseID digital fingerprinting technology. No assurance can be given that any pending patent applications will result in issued patents.

Our policy is to enter into confidentiality and invention assignment agreements with all employees and consultants, and nondisclosure agreements with all other parties to whom we disclose confidential information. These protections, however, may not be adequate to protect our intellectual property rights.

Employees

As of February 15, 2007, we had 728 employees. None of our employees are represented by a labor union, and we have never experienced a work stoppage. We believe that our relations with our employees are good.

Web Site Access to SEC Filings

We maintain an Internet Web site at *www.websense.com*. The content of our Web site is not part of this report. We make available, free of charge, through our Internet Web site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Executive Officers

Our executive officers and their ages as of February 15, 2007 are as follows:

Name	Age	Position(s)
Gene Hodges	55	Chief Executive Officer and President
Douglas C. Wride	53	Chief Financial Officer and Secretary
Michael A. Newman	37	Vice President & General Counsel

Gene Hodges has served as our Chief Executive Officer and President, and as a Director, since January 2006. From 1995 to January 2006, Mr. Hodges held various management positions at McAfee, Inc., a publicly-held security software company, most recently as its President. Prior to joining McAfee, Mr. Hodges was Vice-President of Marketing for Mobileware, a wireless data startup, and managed the Office Automation business unit for Digital Equipment Corporation. Mr. Hodges received a B.A. in Astronomy from Haverford College and completed the Harvard Advanced Management Program for business executives.

Douglas C. Wride has served as our Chief Financial Officer and Secretary since June 1999. Mr. Wride served as Chief Financial Officer of Artios, Inc., a provider of hardware and software design solutions to companies in the packaging industry, from March 1997 until it was acquired by BARCO n.a. in December 1998. Mr. Wride also served as Chief Operating Officer of Artios from July 1997 to December 1998. From April 1996 to March 1997, Mr. Wride served as Chief Operating Officer and Chief Financial Officer of NetCount, LLC, a provider of Internet measurement and research services. Mr. Wride is a C.P.A. and received his B.S. in Business/Accounting from the University of Southern California.

Michael A. Newman has served as our Vice President & General Counsel since September 2002. From April 1999 to September 2002, he served in various capacities in the legal department of Gateway, Inc., a publicly traded PC manufacturer, most recently as Senior Staff Counsel, Securities, Finance and Corporate Development. From February 1996 to April 1999, he practiced as an attorney in the San Diego office of Cooley Godward, LLP, a law firm specializing in the representation of high-growth information technology and life sciences companies. Mr. Newman received his B.S. in Business Administration from Georgetown University, and a J.D. from Harvard Law School.

Item 1A. Risk Factors

You should carefully consider the following information in addition to other information in this report before you decide to purchase our common stock. The risks and uncertainties described below are those that we currently deem to be material and that we believe are specific to our company and our industry. In addition to these risks, our business may be subject to risks currently unknown to us. If any of these or other risks actually occur, our business may be adversely affected, the trading price of our common stock could decline, and you may lose all or part of your investment in Websense.

We have experienced declining growth rates, particularly for Web filtering sales to large enterprises in North America and Western Europe, and therefore need to increase our sales to small and medium sized business customers.

During the first half of 2006, we were unable to sustain our growth rates for sales of Web filtering products to large enterprises, particularly for new sales to this market segment. During the second half of 2006, we expanded our focus on increasing sales to small and medium sized business (SMB) customers in North America and Western Europe while sales growth rates in the large enterprise market segment slowed down. Our growth plans for new sales in North America and Western Europe in 2007 are largely dependent on our ability to increase sales in the SMB space. To be successful, we must develop products specifically targeted at the SMB market. We are scheduled to release the first such product in July 2007. We will also need to increase our reliance on our new two-tier distribution channel in North America and establish similar two-tier distribution arrangements in Western Europe that target SMB customers. Numerous competitors target the SMB space for Web filtering sales, many of whom are different competitors from our primary competitors in the large enterprise space. If we cannot develop new products for the SMB market or compete effectively for volume business through our existing or a newly established two-tier distribution model, our financial results will be negatively affected.

We are moving towards a two-tier distribution channel in North America which is intended to increase the quantity of our indirect sales.

As we move toward a two-tier indirect sales model in North America, our revenue will be derived almost entirely from sales through indirect channels, including value-added resellers, distributors that sell our products to end-users, providers of managed Internet services and other resellers. Currently, Ingram Micro is our only broad-line distributor in North America, so the success of our North American sales efforts is reliant on Ingram Micro's success in selling our products to their reseller network. Our indirect sales model involves a number of additional risks, including:

- our resellers and distributors, including Ingram Micro, are not subject to minimum sales requirements or any obligation to market our products to their customers;
- we cannot control the level of effort our resellers and distributors expend or the extent to which any of them will be successful in marketing and selling our products;
- we cannot assure that our channel partners will market and sell our new product offerings such as our security-oriented offerings and our new information leak prevention offerings;
- our reseller and distributor agreements are generally nonexclusive and may be terminated at any time without cause; and
- our resellers and distributors frequently market and distribute competing products and may, from time to time, place greater emphasis on the sale of these products due to pricing, promotions, and other terms offered by our competitors.

Our ability to meaningfully increase the amount of our products sold through our sales channels also depends on our ability to adequately and efficiently support these channel partners with, among other things, appropriate financial incentives to encourage pre-sales investment and sales tools, such as sales training, technical training and product collateral needed to support their customers and prospects. Additionally, we are continually evaluating the changes to our internal ordering and partner management systems in order to effectively execute our new two-tier distribution strategy. Any failure to properly and efficiently support our sales channels will result in lost sales opportunities.

Our future success depends on our ability to sell new, renewal and upgraded Web filtering and Web security subscriptions.

Substantially all of our revenue in 2006 was derived from new and renewal subscriptions to our Web filtering and Web security products. We expect that a significant majority of our sales in 2007 will continue to be derived from our Web filtering and security products and that sales of our newly acquired information leak prevention products and other products under development will comprise only a very small portion of our overall sales in 2007. If our Web filtering and security products fail to meet the needs of our existing and target customers, or if they do not compare favorably in price, features and performance to competing products, our operating results and our business will be significantly impaired. If we cannot sufficiently increase our customer base with the addition of new customers, particularly in the SMB space, and increase seats under subscriptions from existing customers, we will not be able to grow our business to meet expectations.

Subscriptions for our Web filtering and security products typically have durations of 12, 24 or 36 months. Our customers have no obligation to renew their subscriptions upon expiration. Our revenue also depends upon maintaining a high rate of sales of renewal subscriptions and in selling further subscriptions to existing customers in order to add additional seats or product offerings within their respective organizations. This may require increasingly costly sales efforts targeting senior management and other management personnel associated with our customers' Internet and security infrastructure. We may not be able to maintain or continue to generate increasing revenue from existing customers.

Failure of our security products, including our information leak prevention products, to achieve more widespread market acceptance will seriously harm our business.

Our future financial performance depends on our ability to diversify our offerings by successfully developing, introducing and gaining customer acceptance of our new products and services, particularly our security offerings. On January 8, 2007, we acquired PortAuthority Technologies, Inc., and as a result of that acquisition, we now sell information leak prevention products in the content security market. We also sell our WebBlazer proxy product and other security offerings with our traditional Web filtering products. We may not be successful in achieving market acceptance of these or any new products that we develop. Moreover, our recent increased emphasis on the development, marketing and sale of our security offerings and information leak prevention products could distract us from sales of our core Web filtering and Web security offerings, negatively impacting our overall sales. Any failure or delay in diversifying our existing offerings, or diversification at the detriment to our core Web filtering and Web security offerings, could harm our business, results of operations and financial condition.

We face increasing competition from much larger software and hardware companies, which places pressure on our pricing and which could prevent us from increasing revenue or maintaining profitability. In addition, as we increase our emphasis on our security-oriented products, we face competition from better-established security companies that have significantly greater resources.

The market for our products is intensely competitive and is likely to become even more so in the future, within both the Web filtering market as well as the Web security market. Our current principal Web filtering competitors frequently offer their products at a significantly lower price than our products, which has resulted in pricing pressures on sales of our product and potentially could result in the commoditization of Web filtering and Web security products. We also face current and potential competition from vendors of Internet servers, operating systems and networking hardware, many of which now, or may in the future, develop and/or bundle Web filtering or other competitive products with their products. Increased competition may cause price reductions or a loss of market share, either of which could have a material adverse effect on our business, results of operations and financial condition. If we are unable to maintain the current pricing on sales of our products or increase our pricing in the future, our profitability could be negatively impacted. Even if our products provide greater functionality and are more effective than certain other competitive products, potential customers might accept this limited functionality in lieu of purchasing our products. In addition, our own indirect sales channels may decide to develop or sell competing products instead of our products. Pricing pressures and increased competition generally could result in reduced sales, reduced margins or the failure of our products to achieve or maintain more widespread market acceptance, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our current principal competitors include:

- companies offering Web security solutions, such as Microsoft, Symantec, McAfee, Juniper Networks, Message Labs and Trend Micro;
- companies offering Web filtering products, such as SurfControl, Secure Computing, Symantec, Digital Arts, Computer Associates, Microsoft, St. Bernard Software, Finjan, Barracuda, ScanSafe, Cisco Systems and Trend Micro;
- companies integrating Web filtering into specialized security appliances, such as 8e6 Technologies, Blue Coat Systems, Cisco Systems, McAfee and SonicWALL;
- companies offering information leak protection solutions, such as Vontu, Verdasys, Vericept, Tablus, Symantec, Secure Computing, Reconnex, Provilla, Proofpoint, Palisade Systems, Orchstria, Oakley Networks, McAfee, Intrusion, Fidelis, Checkpoint and Code Green Networks;

- companies offering desktop security solutions such as Check Point Software, Cisco Systems, McAfee, Microsoft and Symantec; and
- companies offering proxy based solutions such as BlueCoat Systems and Cisco Systems.

As we develop and market our products with an increasing security-oriented emphasis, we also face increasing competition from security solutions providers. Many of our competitors within the Web security market, such as Symantec Corporation, McAfee, Inc., Trend Micro, Cisco Systems and Microsoft Corporation enjoy substantial competitive advantages, including:

- greater name recognition and larger marketing budgets and resources;
- established marketing relationships and access to larger customer bases; and
- substantially greater financial, technical and other resources.

As a result, we may be unable to gain sufficient traction as a provider of Web security solutions, and our competitors may be able to respond more quickly and effectively than we can to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, marketing, promotion and sale of their products than we can. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the functionality and market acceptance of their products. In addition, our competitors may be able to replicate our products, make more attractive offers to existing and potential employees and strategic partners, develop new products or enhance existing products and services more quickly. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, we also expect that competition will increase as a result of industry consolidation. For all of the foregoing reasons, we may not be able to compete successfully against our current and future competitors.

Our international operations involve risks that could increase our expenses, adversely affect our operating results, and require increased time and attention of our management.

We have significant operations outside of the United States, including research and development, sales and customer support. We recently established engineering operations in Beijing, China, and acquired PortAuthority Technologies, Inc., whose engineering efforts are based in Israel. We intend to maintain our principal engineering efforts for our information leak prevention products in Israel.

We plan to continue to expand our international operations, but such expansion is contingent upon the financial performance of our existing international operations as well as our identification of growth opportunities. Our international operations are subject to risks in addition to those faced by our domestic operations, including:

- difficulties associated with managing a distributed organization located on multiple continents in greatly varying time zones;
- potential loss of proprietary information due to misappropriation or laws that may be less protective of our intellectual property rights;
- requirements of foreign laws and other governmental controls, including trade and labor restrictions and related laws that reduce the flexibility of our business operations;
- political unrest, war or terrorism, particularly in areas in which we have facilities;
- difficulties in staffing, managing, and operating our international operations, including difficulties related to administering our stock plans in some foreign countries;

- difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations;
- seasonal reductions in business activity in the summer months in Europe and in other periods in other countries;
- restrictions on our ability to repatriate cash from our international subsidiaries or to exchange cash in international subsidiaries into cash available for use in the United States; and
- costs and delays associated with developing software in multiple languages.

All of our foreign subsidiaries' operating expenses are incurred in foreign currencies. As a result, should the dollar weaken, our foreign operating expenses would increase. Should foreign currency exchange rates fluctuate, our earnings and net cash flows from international operations may be adversely affected, especially if international sales continue to grow as a percentage of our total sales.

Sales to customers outside the United States have accounted for a significant portion of our revenue, which exposes us to risks inherent in international sales.

We market and sell our products outside the United States through value-added resellers, distributors and other resellers. International sales represented approximately 36% of our total revenue generated during our fiscal year ended December 31, 2006 compared with 33% of our total revenue during our fiscal year ended December 31, 2005. As a key component of our business strategy to generate new business sales, we intend to expand our international sales, but success cannot be assured. In addition to the risks associated with our domestic sales, our international sales are subject to the following risks:

- our ability to adapt to sales and marketing practices and customer requirements in different cultures;
- our ability to successfully localize software products for a significant number of international markets;
- the significant presence of some of our competitors in some international markets;
- laws and business practices favoring local competitors;
- dependence on foreign distributors and their sales channels;
- longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;
- compliance with multiple, conflicting and changing governmental laws and regulations, including tax laws and regulations and consumer protection and privacy laws; and
- regional economic and political conditions.

These factors could have a material adverse effect on our international sales. Any reduction in international sales, or our failure to further develop our international distribution channels, could have a material adverse effect on our business, results of operations and financial condition.

Our international revenue is currently primarily denominated in U.S. dollars. As a result, fluctuations in the value of the U.S. dollar and foreign currencies may make our products more expensive for international customers, which could harm our business. We currently bill certain international customers in Euros. This may increase our risks associated with fluctuations in foreign currency exchange rates since we cannot be assured of receiving the same U.S. dollar equivalent as when we bill exclusively in U.S. dollars. We engage in currency hedging activities with the intent of limiting the risk of exchange rate fluctuation. Our hedging activities also involve inherent risks that could result in an unforeseen loss. If we fail to properly forecast rate fluctuations these activities could have a negative impact.

Acquired companies or technologies can be difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.

In January 2007, we acquired PortAuthority Technologies, Inc., and we may acquire additional companies, services and technologies in the future as part of our efforts to expand and diversify our business. Although we review the records of companies or businesses we are interested in acquiring, even an in-depth review may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. Integration of acquired companies may disrupt or slow the momentum of the activities of our business.

Acquisitions involve numerous risks, including:

- difficulties in integrating operations, technologies, services and personnel of the acquired company;
- diversion of financial and management resources from existing operations;
- risk of entering new markets;
- potential loss of key employees of the acquired company;
- integrating personnel with diverse business and cultural backgrounds;
- preserving the development, distribution, marketing and other important relationships of the companies;
- assumption of liabilities of the acquired company, including debt and litigation; and
- inability to generate sufficient revenue to offset acquisition costs.

Acquisitions may also cause us to:

- issue equity securities that would dilute our current stockholders' percentage ownership;
- assume certain liabilities;
- incur additional debt;
- make large and immediate one-time write-offs and restructuring and other related expenses;
- become subject to intellectual property or other litigation; and
- create goodwill or other intangible assets that could result in significant amortization expense.

As a result, if we fail to properly evaluate, execute and integrate acquisitions such as PortAuthority, our business and prospects may be seriously harmed.

We may not be able to develop acceptable new products or enhancements to our existing products at a rate required by our rapidly changing market.

Our future success depends on our ability to develop new products or enhancements to our existing products that keep pace with rapid technological developments and that address the changing needs of our customers. Although our products are designed to operate with a variety of network hardware and software platforms, we will need to continuously modify and enhance our products to keep pace with changes in Internet-related hardware, software, communication, browser and database technologies. We may not be successful in either developing such products or introducing them to the market in a timely fashion. In addition, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technology could increase our research and development expenses. The failure of our products to operate effectively with the existing and future network platforms and technologies will limit or reduce the market for our products, result in customer dissatisfaction and seriously harm our business, results of operations and financial condition.

We may spend significant time and money on research and development to design and develop our information leak prevention products. If these products fail to achieve broad market acceptance in our target markets, we may be unable to generate significant revenue from our research and development efforts. Moreover, even if we are able to develop information prevention products, they may not be accepted in our target markets. As a result, our business, results of operations and financial condition would be adversely impacted.

Our products may fail to keep pace with the rapid growth and technological change of the Internet in accordance with our customers' expectations.

The ongoing evolution of the Internet and computing environments will require us to continually improve the functionality, features and reliability of our databases. Because our products primarily manage access to URLs and software applications included in our databases, if our databases do not contain a meaningful portion of relevant content, the effectiveness of our Web filtering products will be significantly diminished. Any failure of our databases to keep pace with the rapid growth and technological change of the Internet, such as the increasing amount of multimedia content on the Internet that is not easily classified, will impair the market acceptance of our products.

We rely upon a combination of automated filtering technology and human review to categorize URLs and software applications in our proprietary databases. Our customers may not agree with our determinations that particular URLs and software applications should be included or not included in specific categories of our databases. In addition, it is possible that our filtering processes may place objectionable or security risk material in categories that are generally unrestricted by our users' Internet and computer access policies, which could result in such material not being blocked from the network. Any miscategorization could result in customer dissatisfaction and harm our reputation. Any failure to effectively categorize and filter URLs and software applications according to our customers' expectations will impair the growth of our business. Our databases and database technologies may not be able to keep pace with the growth in the number of URLs and software applications, especially the growing amount of content utilizing foreign languages and the increasing sophistication of malicious code and the delivery mechanisms associated with spyware, phishing and other hazards associated with the Internet.

Failure of our products to work properly or misuse of our products could impact sales, increase costs, and create risks of potential negative publicity and legal liability.

Our products are complex and are deployed in a wide variety of complex network environments. Our products may have errors or defects that users identify after deployment, which could harm our reputation and our business. In addition, products as complex as ours frequently contain undetected errors when first introduced or when new versions or enhancements are released. We have from time to time found errors in versions of our products, and we may find such errors in the future. Because customers rely on our products to manage employee behavior to protect against security risks and prevent the loss of sensitive data, any significant defects or errors in our products may result in negative publicity or legal claims. For example, an actual or perceived breach of network or computer security at one of our customers, regardless of whether the breach is attributable to our products, could adversely affect the market's perception of our security products. Moreover, parties whose Web sites or software applications are placed in security-risk categories or other categories with negative connotations may seek redress against us for falsely labeling them or for interfering with their business. The occurrence of errors could adversely affect sales of our products, divert the attention of engineering personnel from our product development efforts and cause significant customer relations or legal problems.

Our products may also be misused or abused by customers or non-customer third parties who obtain access and use of our products. These situations may arise where an organization uses our products in a manner that impacts their end users' or employees' privacy or where our products are misappropriated to censor private access to the Internet. Any of these situations could result in negative press coverage and negatively affect our reputation.

We face risks related to customer outsourcing to system integrators.

Some of our customers have outsourced the management of their information technology departments to large system integrators. If this trend continues, our established customer relationships could be disrupted and our products could be displaced by alternative system and network protection solutions offered by system integrators. Significant product displacements could impact our revenue and have a material adverse effect on our business.

Other vendors may include products similar to ours in their hardware or software and render our products obsolete.

In the future, vendors of hardware and of operating system software or other software may continue to enhance their products or bundle separate products to include functions that are currently provided primarily by network security software. If network security functions become standard features of computer hardware or of operating system software or other software, our products may become obsolete and unmarketable, particularly if the quality of these network security features is comparable to that of our products. Furthermore, even if the network security and/or management functions provided as standard features by hardware providers or operating systems or other software is more limited than that of our products, our customers might accept this limited functionality in lieu of purchasing additional software. Sales of our products would suffer materially if we were then unable to develop new Web filtering, security and information leak prevention products to further enhance operating systems or other software and to replace any obsolete products.

Our worldwide income tax provisions and other tax accruals may be insufficient if any taxing authorities assume taxing positions that are contrary to our positions.

Significant judgment is required in determining our worldwide provision for income taxes and for our accruals for other state, federal and international taxes such as sales and VAT taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of intercompany arrangements to share revenue and costs. In such arrangements there are uncertainties about the amount and manner of such sharing, which could ultimately result in changes once the arrangements are reviewed by taxing authorities. Although we believe that our approach to determining the amount of such arrangements is reasonable, no assurance can be given that the final tax authority review of these matters will not be materially different than that which is reflected in our historical income tax provisions and other tax accruals. Such differences could have a material effect on our income tax provisions or benefits, or other tax accruals, in the period in which such determination is made, and consequently, on our results of operations for such period.

From time to time, we are also audited by various state, federal and international authorities relating to tax matters. We fully cooperate with all audits. Our audits are in various stages of completion; however, no outcome for a particular audit can be determined with certainty prior to the conclusion of the audit and appeals process. As each audit is concluded, adjustments, if any, are appropriately recorded in our financial statements in the period determined. To provide for potential tax exposures, we maintain allowances for tax contingencies based on reasonable estimates of our potential exposure with respect to the tax liabilities that may result from such audits. However, if the reserves are insufficient upon completion of any audits, there could be an adverse impact on our financial position and results of operations.

Any failure to protect our proprietary technology would negatively impact our business.

Intellectual property is critical to our success, and we rely upon trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our Websense brand. We rely on trade secrets to protect technology where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require employees, collaborators and consultants to enter into confidentiality agreements, we cannot assure that these agreements will not be breached or that we will have adequate remedies for any breach. We may not be able to adequately protect our trade secrets or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information.

We have registered our Websense and Websense Enterprise trademarks in several countries and have registrations for the Websense trademark pending in several other countries. Effective trademark protection may not be available in every country where our products are available. Furthermore, any of our trademarks may be challenged by others or invalidated through administrative process or litigation.

We currently have only four issued patents in the United States and two patents issued internationally, and we may be unable to obtain further patent protection in the future. We have several pending patent applications in the United States and in other countries. We cannot ensure that:

- we were the first to make the inventions covered by each of our pending patent applications;
- we were the first to file patent applications for these inventions;
- others will not independently develop similar or alternative technologies or duplicate any of our technologies;
- any of our pending patent applications will result in issued patents;
- any patents issued to us will provide us with any competitive advantages or will not be challenged by third parties;
- we will develop additional proprietary technologies that are patentable; or
- the patents of others will not have a negative effect on our ability to do business.

Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products are available. The laws of some foreign countries may not be as protective of intellectual property rights as U.S. laws, and mechanisms for enforcement of intellectual property rights may be inadequate. As a result our means of protecting our proprietary technology and brands may not be adequate. Furthermore, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property, including the misappropriation or misuse of the content of our proprietary databases of universal resource locators (URLs) and software applications. Any such infringement or misappropriation could have a material adverse effect on our business, results of operations and financial condition.

Third parties claiming that we infringe their proprietary rights could cause us to incur significant legal expenses and prevent us from selling our products.

The software and Internet industries are characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of patent infringement or other violations of intellectual property rights. As we expand our product offerings in the data leakage and security area where larger companies with large patent portfolios compete, the possibility of an intellectual property claim against us grows. We could receive claims that we have infringed the intellectual property rights of others, including claims regarding patents, copyrights, and trademarks. Any such claim, with or without merit, could result in costly litigation and distract management from day-to-day operations. If we are not successful in defending such claims, we could be required to stop selling our products, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our customers.

Because we recognize revenue from subscriptions for our products ratably over the term of the subscription, downturns in sales may not be immediately reflected in our revenue.

We expect that nearly all of our revenue for the foreseeable future will come from subscriptions to Websense Enterprise and our add-on products. Upon execution of a subscription agreement, we invoice our customers for the full term of the subscription agreement. We then recognize revenue from customers daily over the terms of their subscription agreements, which typically have durations of 12, 24 or 36 months. As a result, a majority of the revenue we report in each quarter is derived from deferred revenue from subscription agreements entered into and paid for during previous quarters. Because of this financial model, the revenue we report in any quarter or series of quarters may mask significant downturns in sales and the market acceptance of our products before these downturns result in declining revenues.

Our quarterly operating results may fluctuate significantly, and these fluctuations may cause our stock price to fall.

Our quarterly operating results have varied significantly in the past, and will likely vary in the future primarily as the result of fluctuations in our billings, revenues, operating expenses and tax provisions. Although a significant portion of our revenue in any quarter comes from previously deferred revenue, a meaningful portion of our revenue in any quarter depends on subscriptions to our products that are sold in that quarter. The risk of quarterly fluctuations is increased by the fact that a significant portion of our quarterly sales have historically been generated during the last month of each fiscal quarter, with many of the largest enterprise customers purchasing subscriptions to our products nearer to the end of the last month of each quarter. Due to the unpredictability of these end-of-period buying patterns, forecasts may not be achieved.

We expect that our operating expenses will increase substantially in the future as we expand our selling and marketing activities, increase our research and development efforts and hire additional personnel which could impact our gross margins. In addition, our operating expenses historically have fluctuated, and may continue to fluctuate in the future, as the result of the factors described below and elsewhere in this quarterly report:

- timing of marketing expenses for activities such as trade shows and advertising campaigns;
- quarterly variations in general and administrative expenses, such as recruiting expenses and professional services fees;
- increased research and development costs prior to new or enhanced product launches; and
- timing of expenses associated with commissions paid on sales of subscriptions to our products.

Consequently, our results of operations may not meet the expectations of current or potential investors. If this occurs, the price of our common stock may decline.

The market price of our common stock is likely to be highly volatile and subject to wide fluctuations.

The market price of our common stock has been and likely will continue to be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including:

- announcements of technological innovations or new products or services by our competitors;
- demand for our products, including fluctuations in subscription renewals;
- changes in the pricing policies of our competitors; and
- changes in government regulations.

In addition, the market price of our common stock could be subject to wide fluctuations in response to:

- announcements of technological innovations or new products or services by us;
- changes in our pricing policies; and
- quarterly variations in our revenues and operating expenses.

Further, the stock market has experienced significant price and volume fluctuations that have particularly affected the market price of the stock of many Internet-related companies, and that often have been unrelated or disproportionate to the operating performance of these companies. A number of publicly traded Internet-related companies have current market prices below their initial public offering prices. Market fluctuations such as these may seriously harm the market price of our common stock. In the past, securities class action suits have been filed following periods of market volatility in the price of a company's securities. If such an action were instituted, we would incur substantial costs and a diversion of management attention and resources, which would seriously harm our business, results of operations and financial condition.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our executive officers and other key management personnel. We are also substantially dependent on the continued service of our existing engineering personnel because of the complexity of our products and technologies. We do not have employment agreements with a majority of our executive officers, key management or development personnel and, therefore, they could terminate their employment with us at any time without penalty. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees could seriously harm our business, results of operations and financial condition. In such an event we may be unable to recruit personnel to replace these individuals in a timely manner, or at all, on acceptable terms.

Because competition for our target employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our planned growth.

To execute our growth plan, we must attract and retain highly qualified personnel. We need to hire additional personnel in virtually all operational areas, including selling and marketing, research and development, operations and technical support, customer service and administration. Competition for these personnel is intense, especially for engineers with high levels of experience in designing and developing software and Internet-related products. We may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In order to attract and retain personnel in a competitive marketplace, we believe that we must provide a competitive compensation package, including cash and equity based compensation. The volatility of our stock price may from time to time adversely affect our ability to recruit or retain employees. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we fail to attract new personnel or retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

Compliance with changing regulation of corporate governance, accounting principles and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance, accounting principles and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ Global Select Market rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time. Further guidance by regulatory and governing bodies can result in continuing uncertainty regarding compliance matters and higher costs related to the ongoing revisions to accounting, disclosure and governance practices. Our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors' audit of that assessment has required the commitment of significant financial and managerial resources. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

It may be difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

Some provisions of our certificate of incorporation and bylaws, as well as some provisions of Delaware law, may discourage, delay or prevent third parties from acquiring us, even if doing so would be beneficial to our stockholders. For example, our certificate of incorporation provides for a classified board, with each board member serving a staggered three-year term. It also provides that stockholders may not fill board vacancies, call stockholder meetings or act by written consent. Our bylaws further provide that advance written notice is required prior to stockholder proposals. Each of these provisions makes it more difficult for stockholders to obtain control of our board or initiate actions that are opposed by the then current board. Additionally, we have authorized preferred stock that is undesignated, making it possible for the board to issue up to 5,000,000 shares of preferred stock with voting or other rights and preferences that could impede the success of any attempted change of control. Delaware law also could make it more difficult for a third party to acquire us. Section 203 of the Delaware General Corporation Law has an anti-takeover effect with respect to transactions not approved in advance by our board, including discouraging attempts that might result in a premium over the market price of the shares of common stock held by our stockholders.

We do not intend to pay dividends.

We have not declared or paid any cash dividends on our common stock since we have been a publicly traded company. We currently intend to retain any future cash flows from operations to fund growth and, do not expect to pay any cash dividends in the foreseeable future.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters and principal offices are located in San Diego, California, where we leased approximately 105,000 square feet as of December 31, 2006. This lease expires in December 2013 with an option to extend the lease for an additional five years. We lease additional office space in Palo Alto, California, Ra'anana, Israel and Beijing, China and have executive suite arrangements on monthly, annual or two-year arrangements, depending on the local market, relating to office space in Ireland, the United Kingdom, Australia, China, Brazil, France, Germany, Hong Kong, Italy and Japan. We believe that our current space is adequate for our current needs and sufficient space is available to meet our identified future needs.

Item 3. Legal Proceedings

On September 29, 2006, Jason Tauber filed a purported class action against us and other unidentified individuals in California Superior Court for the County of San Diego, captioned Tauber v. Websense. The complaint alleges that the plaintiff and a putative class of certain software engineers and computer professionals who worked for us as exempt employees during the period from September 15, 2002 through the present should have been classified as non-exempt employees under California law and should have been paid for overtime. The complaint also alleges related wage and hour violations of the California Labor Code arising from the alleged misclassification and that the failure to pay overtime constitutes an unfair business practice under California Business and Professions Code § 17200. The complaint seeks unspecified damages for unpaid overtime, prejudgment interest, attorneys' fees and other costs, statutory penalties for alleged violations, and other proper relief. The case is at a very early stage. We deny all material allegations and intend to defend the action vigorously.

We are involved in various legal actions in the normal course of business. Based on current information, including consultation with our lawyers, we believe that any ultimate liability that may result from these actions, including Tauber v. Websense, would not materially affect our consolidated financial positions, results of operation or cash flows. Our evaluation of the likely impact of these actions could change in the future and unfavorable outcomes and/or defense costs, depending upon the amount and timing, could have a material adverse effect on our results of operations or cash flows in a future period.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of the security holders during the fourth quarter of the fiscal year-ended December 31, 2006.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the NASDAQ Global Select Market (Nasdaq) under the symbol "WBSN." The following table sets forth the range of high and low closing prices on Nasdaq of our common stock for the periods indicated, as reported by Nasdaq. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

Year Ended December 31, 2006	High	Low
First Quarter	$33.85	$25.46
Second Quarter	28.06	19.99
Third Quarter	22.64	18.01
Fourth Quarter	28.05	21.31

Year Ended December 31, 2005	High	Low
First Quarter	$30.76	$22.50
Second Quarter	28.19	22.91
Third Quarter	27.11	23.11
Fourth Quarter	33.98	25.54

To date, we have neither declared nor paid any cash dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation and development of our business and for stock repurchases and, therefore, do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. As of February 15, 2007, there were approximately 6,500 holders of record of our common stock. See Item 12—"Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for information regarding our equity compensation plans.

On January 31, 2006, we announced that the Board of Directors authorized a two-for-one stock split of our common stock, to be effected in the form of a special dividend of one share of our common stock for each share of our common stock outstanding. The additional shares issued as a result of the stock split were distributed on March 17, 2006 to stockholders of record at the close of business on February 13, 2006. All prior year share and per share data (including any data relating to options) presented in this report, including the accompanying consolidated financial statements and related notes have been restated to reflect the stock split.

Use of Proceeds

On March 28, 2000, we completed our initial public offering for the sale of 8,000,000 shares of common stock at a price to the public of $9 per share, which resulted in net proceeds of $65.7 million after payment of the underwriters' commissions and deductions of offering expenses (the "Proceeds"). The registration statement (No. 333-95619) relating to our initial public offering was declared effective on March 28, 2000. Subsequent to our initial public offering, a portion of the Proceeds were used to repay the $1.5 million balance of our fixed term loan agreements with financial institutions. We used all of the remaining Proceeds consistent with our intended use outlined in the prospectus related to such offering and towards the acquisition of PortAuthority Technologies, Inc. in January 2007. As of January 31, 2007, we had cash, cash equivalents and marketable securities of $249.0 million.

Issuer Purchases of Equity Securities

On April 3, 2003, we announced that our Board of Directors authorized a stock repurchase program of up to 4 million shares of its common stock. On August 15, 2005, we announced that our Board of Directors increased the size of the stock repurchase program by an additional 4 million shares, for a total program size of up to 8 million shares. On July 25, 2006, we announced that our Board of Directors increased the size of the stock repurchase program by an additional 4 million shares, for a total program size of up to 12 million shares. The repurchases will be made from time to time on the open market at prevailing market prices or in privately negotiated transactions. Depending on market conditions and other factors, purchases under this program may commence or be suspended at any time, or from time to time, without prior notice. We repurchased 4.3 million shares in 2006, bringing the total number of shares repurchased as part of our stock repurchase program to 8,170,060 and leaving 3,829,940 as the maximum number of shares that may yet be repurchased under our stock repurchase program. We made no stock repurchases in the quarter ended December 31, 2006.

Item 6. Selected Financial Data

You should read the following selected financial data in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this annual report. We derived the income statement data for the years ended December 31, 2006, 2005 and 2004 and the balance sheet data as of December 31, 2006 and 2005 from our financial statements audited by Ernst & Young LLP, an independent registered accounting firm, which appear elsewhere in this report. We derived the income statement data for the years ended December 31, 2003 and 2002 and the balance sheet data as of December 31, 2004, 2003 and 2002 from our financial statements audited by Ernst & Young LLP, an independent registered accounting firm, which are not included in this annual report. Our historical results are not necessarily indicative of operating results to be expected in the future.

	Years Ended December 31, (In thousands, except for per share data)				
	2006	2005	2004	2003	2002
Income Statement Data:					
Revenues	$178,814	$148,636	$111,859	$ 81,734	$ 60,965
Cost of revenues	15,274	10,642	7,769	5,523	4,170
Gross margin	163,540	137,994	104,090	76,211	56,795
Operating expenses:					
Selling and marketing	80,135	55,288	42,625	31,845	26,201
Research and development	22,663	16,277	14,509	12,843	10,957
General and administrative	21,279	11,729	8,200	6,649	5,960
Amortization of stock-based compensation	—	—	—	83	448
Total operating expenses	124,077	83,294	65,334	51,420	43,566
Income from operations	39,463	54,700	38,756	24,791	13,229
Other income, net	11,287	5,411	2,226	2,292	2,711
Income before income taxes	50,750	60,111	40,982	27,083	15,940
Provision (benefit) for income taxes	18,657	21,343	14,806	10,395	(797)
Net income	$ 32,093	$ 38,768	$ 26,176	$ 16,688	$ 16,737
Net income per share:					
Basic	$ 0.69	$ 0.82	$ 0.57	$ 0.38	$ 0.39
Diluted	$ 0.68	$ 0.79	$ 0.54	$ 0.36	$ 0.36
Weighted average shares—basic	46,494	47,491	46,161	44,076	42,422
Weighted average shares—diluted	47,116	49,196	48,228	45,952	46,676

	As of December 31, (In thousands)				
	2006	2005	2004	2003	2002
Balance Sheet Data:					
Cash and cash equivalents and marketable securities	$326,905	$320,389	$243,788	$182,859	$140,466
Working capital	230,039	255,103	195,635	145,322	114,459
Total assets	424,257	403,675	315,293	233,613	180,188
Deferred revenue	220,343	179,925	132,317	93,960	64,679
Total stockholders' equity	180,725	205,811	167,944	128,929	106,711

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the financial statements and related notes contained elsewhere in this report. See "Risk Factors" under Item 1A above regarding certain factors known to us that could cause reported financial information not to be necessarily indicative of future results. Also note that because our acquisition of PortAuthority Technologies, Inc. was completed in January 2007, there was no financial impact on our financial condition and results of operation for our year ended December 31, 2006.

Overview

Our products help organizations manage their networks and computing resources to provide a secure and productive computing environment. We provide Web filtering and Web security software products that enable organizations to protect employees and confidential information from external Web-based attacks such as spyware, and phishing, as well as analyze, report and manage how employees use computing resources and the Internet. In January 2007, we acquired our technology development partner for information leak prevention solutions, PortAuthority Technologies, Inc. (PortAuthority). As a result, in addition to our Web filtering and Web security software products, we offer software that helps prevent the loss of confidential information from internal threats, such as ineffective business process controls, employee error and malfeasance.

We focus our business on developing and selling Web filtering and Web security products that automate organizations' Internet and application use policies as well as information leak protection solutions. Websense Enterprise is our core Web filtering solution, providing fully featured Web filtering and serving as management platforms for related Websense add-on modules, such as our Security Filtering, Remote Filtering and Client Policy Manager™. We have also created the Websense Web Security Suite™ to address specific customer needs. We currently derive all of our revenue from subscriptions to the Websense Enterprise-based solutions and expect this to continue in the future as more offerings are added to the Websense Enterprise platforms.

Since we released our first software product in 1996, our products have evolved from preventing the download of unacceptable content to products that proactively manage employee computing resources and the Internet to maximize productivity and prevent access to the most undesirable and dangerous elements on the Web, such as Web sites that contain or will download viruses, spyware, keyloggers, phishing exploits and an ever-increasing variety of malicious code.

At the foundation of our Web filtering and Web security product offering is the Websense Enterprise® software application, which serves as a central policy engine and management and reporting platform for our Web filtering and related add-on Web security products. Websense Enterprise gives organizations the ability to enhance network security, improve employee productivity, mitigate potential legal liability and conserve network bandwidth by allowing organizations to identify potential risk areas and implement and automate Web access and application usage policies that reduce these risks. When combined with our Web security products that utilize our ThreatSeeker™ technology including Security Filtering, Remote Filtering and Client Policy Manager™, Websense Enterprise allows organizations to enhance network and content security by blocking access to malicious Web sites and preventing the transmission of data to known spyware destination sites. To simplify the purchase process for our value-added resellers and customers, we have created a suite of Websense Enterprise and our most popular add-on security products and services, known as the Websense® Web Security Suite™.

We have been developing Web content filtering and security solutions to protect Internet users from receiving and accessing unwanted or illegal content on their mobile phones and personal digital assistants (PDAs). We have engaged in discussions regarding mobile filtering solutions with several third parties, and we expect to close our first transaction for the mobile filtering and security products in 2007.

During 2006, we derived 36% of revenue from international sales, compared with 33% for 2005, with the United Kingdom comprising approximately 10% of our total revenue in both years. We believe international markets continue to represent a significant growth opportunity and we are continuing to expand our international operations, particularly in selected countries in the European, Asia/Pacific and Latin American markets.

We sell Websense Enterprise through both indirect channels and directly, and are transitioning to a two tier distribution strategy in North America. Sales through indirect channels currently account for more than 85% of our revenue, and we plan to increase the percentage of our revenue obtained through indirect channels. Our strategy is to increase new and renewal customer sales through independent software distributors and resellers and increase the focus of our internal sales and marketing force on supporting our channel strategy. As a result, we expect to increase the proportion of our sales made through indirect channels. In August 2006, we announced a new two-tier distribution strategy in North America and entered into a relationship with Ingram Micro to distribute, market and support our Web security and Web filtering software in North America. Through joint marketing programs with Websense, Ingram Micro will focus its efforts on recruiting new resellers, especially resellers focused on selling to small and medium-sized businesses (SMB), and on building awareness and demand within our existing North America channel partner base.

As described elsewhere in this report, we recognize revenue from subscriptions to our products, including add-on modules, on a daily straight line basis commencing on the day the term of the subscription begins, over the term of the subscription agreement. We recognize the operating expenses related to these sales as they are incurred. These operating expenses include sales commissions, which are based on the total amount of the subscription contract and are fully expensed in the period the product is delivered. Operating expenses have continued to increase as compared with prior periods due to expanded selling and marketing efforts, continued product research and development and investments in administrative infrastructure to support subscription sales that we will recognize as revenue in subsequent periods.

Critical Accounting Policies

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition. When a purchase decision is made for our products, customers enter into a subscription agreement, which is generally 12, 24 or 36 months in duration and for a fixed number of users. Other services such as upgrades/enhancements and standard post-contract technical support services are sold together with our product subscription and provided throughout the subscription term.

Prior to January 1, 2006, we recognized revenue on a monthly straight line basis, commencing with the month the subscription began. Effective as of January 1, 2006, we recognize revenue on a daily straight line basis commencing on the date the term of the subscription begins, and continuing over the term of the subscription agreement, provided collectability is reasonably assured. During 2006, we re-evaluated our revenue recognition policy in accordance with the provisions of SOP 97-2 and determined that our prior practice resulted in a material cummulative difference in our deferred revenue. Upon entering into a subscription arrangement for a fixed or determinable fee, we electronically deliver access codes to users and then promptly invoice customers for the full amount of their subscriptions. Payment is due for the full term of the subscription, generally within 30 to 60 days of the invoice. We record amounts billed to customers in excess of recognizable revenue as deferred revenue on our balance sheet. In connection with the change in revenue recognition policy, we adopted Staff Accounting Bulletin No. 108 (SAB No. 108), *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, and applied the special cumulative effect transition provision to our 2006 financial statements.

The cumulative net result is an increase in deferred revenue and a reduction in retained earnings, before tax impact, as of January 1, 2006 by $8.7 million. For 2006, the impact of daily revenue recognition on subscriptions was to reduce revenue recognized by $1.7 million, reduce net income by $1.1 million, and increase deferred revenue by an additional $1.7 million to a total increase of $10.4 million when compared to what these amounts would have been under the monthly revenue recognition policy.

We record distributor marketing payments and channel rebates as an offset to revenue. We recognize distributor marketing payments as an offset to revenue as the marketing service is provided. We recognize channel rebates as an offset to revenue on a straight-line basis over the term of the subscription agreement.

Accounting for Share-Based Compensation. Through December 31, 2005, we accounted for share-based employee compensation plans under the measurement and recognition provisions of Accounting Principles Board (APB) No. 25 (APB No. 25), and related Interpretations, as permitted by Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 123 *Accounting for Stock-Based Compensation* (SFAS No. 123). Accordingly, we recorded no share-based employee compensation expense for options granted under our Amended and Restated 2000 Stock Incentive Plan (2000 Plan) or predecessor plans (or options granted as non-plan inducement options) during the twelve months ended December 31, 2005 as all other options granted had exercise prices equal to the fair market value of the common stock on the date of grant. We also recorded no compensation expense in connection with the Employee Stock Purchase Plan as the purchase price of the stock was not less than 85% of the lower of the fair market value of the common stock at the beginning of each offering period or at the end of each purchase period. In accordance with SFAS No. 123 and SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure* (SFAS No. 148), we disclosed net income or loss and net income or loss per share as if the fair value-based method was applied in measuring compensation expense for share-based incentive programs.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), using the modified prospective transition method. Under that transition method, compensation expense that we recognized beginning on that date includes: (a) compensation expense for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation expense for all share-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods will not be restated. The results for the twelve months ended December 31, 2006 include share-based compensation expense of $20.4 million (excluding tax effects). Compensation expense related to share-based awards is generally amortized over the vesting period in the related expense categories of the consolidated statement of income.

At December 31, 2006, there was $62.6 million of total unrecognized compensation cost related to share-based compensation arrangements granted under all equity compensation plans (excluding tax effects). That total unrecognized compensation cost will be adjusted for estimated forfeitures as well as for future changes in estimated forfeitures. We expect to recognize that cost over a weighted average period of approximately three years.

We estimate the fair value of options granted using the Black-Scholes option valuation model and the assumptions described below. We estimate the expected term of options granted based on the history of grants and exercises in our option database. We estimate the volatility of our common stock at the date of grant based on both the historical volatility as well as the implied volatility of publicly traded options on our common stock, consistent with SFAS No. 123(R) and Securities and Exchange Commission Staff Accounting Bulletin No. 107 (SAB No. 107). We base the risk-free interest rate that is used in the Black-Scholes option valuation model on the implied yield in effect at the time of option grant on U.S. Treasury zero-coupon issues with equivalent remaining terms. We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero in the Black-Scholes option valuation model. We amortize the fair value ratably over the vesting period of the awards, which is typically four years. We use historical data to estimate pre-vesting option forfeitures and record share-based expense only for those awards that are expected to vest. For purposes of calculating pro forma information under SFAS No. 123 for periods prior to January 1, 2006, we accounted for forfeitures as they occurred. We may elect to use different assumptions under the Black-Scholes option valuation model in the future or select a different option valuation model altogether, which could materially affect our net income or loss and net income or loss per share in the future.

We determine the fair value of share-based payment awards on the date of grant using an option-pricing model that is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because our employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of our employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS No. 123(R) and SAB No. 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Deferred Tax Assets. As required by SFAS No. 109, we recognize tax assets on the balance sheet if it is "more likely than not" that they will be realized on future tax returns. At December 31, 2006, we had deferred tax assets of $32.0 million. We believe that it is more likely than not that our deferred tax assets will be realized. Factors considered by us included: our earnings history, projected earnings based on current operations, and projected future taxable income. However, should we determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax assets would be charged against income in the period such determination was made.

Income Tax Provision and Tax Contingency Reserve. Significant judgment is required in determining our consolidated income tax provision and evaluating our U.S. and foreign tax positions. It is our policy to maintain tax contingency reserves for tax audit issues that are probable to occur and can reasonably be estimated. We review the reserves as circumstances warrant and adjust the reserves as events occur that affect our potential liability for additional taxes, such as lapsing of applicable statutes of limitations, conclusion of tax audits, additional exposure based on current calculations, identification of new issues or rendering of court decisions affecting a particular tax issue. Tax reserve contingencies and changes to the reserves are evaluated and recorded in our tax provision in the period in which the above noted events occur. In addition, we settled our UK income tax audit resulting in the reversal of previously recorded tax contingency reserves.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of our customers to pay their invoices. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Results of Operations

The following table summarizes our operating results as a percentage of total revenues for each of the periods shown.

	Years Ended December 31,		
	2006	2005	2004
Revenues	100%	100%	100%
Cost of revenues	9*	7	7
Gross margin	91*	93	93
Operating expenses:			
Selling and marketing	45*	37	38
Research and development	12*	11	13
General and administrative	12*	8	7
Total operating expenses	69*	56	58
Income from operations	22*	37	35
Other income, net	6	3	2
Income before income taxes	28*	40	37
Provision for income taxes	10	14	14
Net income	18%*	26%	23%

* The results for the year ended December 31, 2006 include share-based compensation expense of $20.4 million (excluding tax effects) or 11% of revenues, in the following expense categories of the consolidated statement of income (in thousands):

Share-based compensation in:	
Cost of revenue	$ 1,476
Total share-based compensation in cost of revenue	1,476
Selling and marketing	8,264
Research and development	3,573
General and administrative	7,045
Total share-based compensation in operating expenses	18,882
Total share-based compensation	$20,358

Years ended December 31, 2006 and 2005

Revenue

Revenue increased to $178.8 million in 2006 from $148.6 million in 2005. The increase was primarily a result of the addition of new, renewed and upgraded subscriptions from our customers that resulted in a 1.1 million increase in the number of seats under subscription from December 31, 2005 to December 31, 2006. Our change in our revenue recognition policy to daily revenue recognition resulted in a reduction of revenue by $1.7 million in 2006 relative to revenue that would have been recognized under the monthly revenue recognition policy that we used prior to 2006. Approximately 65% of subscription revenue recognized in 2006 and in 2005 was derived from renewal business. We expect our 2007 revenue to increase over 2006 revenue levels, as a result of our deferred revenue under existing subscriptions, our renewal business, and expected worldwide growth, partially offset by increased distributor marketing payments and channel payments.

Cost of Revenue

Cost of revenue consists of the costs of content review, technical support and infrastructure costs associated with maintaining our databases. Cost of revenue increased to $15.3 million in 2006 from $10.6 million in 2005. The increase was primarily due to the costs associated with share-based compensation expense relating to our adoption of SFAS No. 123(R) on January 1, 2006, as well as additional personnel in our technical support and database groups and allocated costs. We allocate the total costs for human resources, employee benefits, payroll taxes, information technology, facilities, fixed asset depreciation and legal costs to each of our functional areas based on salaries and headcount data. We expect cost of revenue to increase in the future to support the growth and maintenance of our databases as well as the technical support needs of our customers. As a percentage of revenue, cost of revenue increased to 9% during 2006 from 7% in 2005. We expect that cost of revenue, as a percentage of revenue, will remain below 10% of revenue for the foreseeable future.

Gross Margin

Gross margin increased to $163.5 million in 2006 from $138.0 million in 2005. The increase was due to increased revenue. As a percentage of revenue, gross margin decreased to 91% in 2006 from 93% in 2005. We expect that gross margin, as a percentage of revenue, will remain in excess of 90% of revenue for the foreseeable future.

Operating Expenses

Selling and marketing. Selling and marketing expenses consist primarily of salaries, commissions and benefits related to personnel engaged in selling, marketing and customer support functions, including costs related to public relations, advertising, promotions and travel as well as allocated costs. Selling and marketing expenses increased to $80.1 million in 2006 from $55.3 million in 2005. The increase in selling and marketing expenses of $24.8 million was primarily due to share-based compensation expenses relating to our adoption of SFAS No. 123(R) on January 1, 2006, as well as additional expenses associated with our new channel strategy, increased personnel costs and related travel, and allocated costs. We expect selling and marketing expenses to increase in absolute dollars in the future as more personnel are added to support our expanding selling and marketing efforts worldwide, including for our new information leak prevention products, and as increased sales result in higher overall sales commission expenses.

Research and development. Research and development expenses consist primarily of salaries and benefits for software developers and allocated costs. Research and development expenses increased to $22.7 million in 2006 from $16.3 million in 2005. The increase of $6.4 million in research and development expenses was primarily due to share-based compensation expense relating to our adoption of SFAS No. 123(R) on January 1, 2006, as well as increased personnel needed to support our expanding list of technology partners, the enhancements of Websense Enterprise and additional products, and allocated costs. We expect research and development expenses to increase in absolute dollars in future periods due to our acquisition of PortAuthority and its engineering team, and as more personnel are added to support our continued enhancements of our products, our recently acquired information leak prevention products from PortAuthority, as well as the development of new products.

General and administrative. General and administrative expenses consist primarily of salaries, benefits and related expenses for our executive, finance, and administrative personnel, third party professional service fees and allocated costs. General and administrative expenses increased to $21.3 million in 2006 from $11.7 million in 2005. The $9.6 million increase in general and administrative expenses was primarily a result of share-based compensation expense relating to our adoption of SFAS No. 123(R) on January 1, 2006, as well as additional personnel needed to support our growing operations, and allocated costs. We expect general and administrative expenses to increase in absolute dollars in future periods reflecting growth in operations, increasing expenses associated with being a public company and expansion of our international operations.

Other Income, Net

Net other income increased to $11.3 million in 2006 from $5.4 million in 2005. The increase was due primarily to higher interest rates realized on our increased balances of cash, cash equivalents and marketable securities during 2006 compared with 2005. The majority of our investments of cash and cash equivalents and marketable securities are tax-exempt. We expect that the majority of our cash and cash equivalents and marketable securities will continue to be held in tax-exempt investments during the foreseeable future. Our acquisition of PortAuthority for approximately $90 million, on January 8, 2007, will reduce our balance of cash, cash equivalents and marketable securities from which we generate interest income.

Provision for Income Taxes

In 2006, United States and foreign income tax expense was $18.7 million as compared to $21.3 million for 2005. The annual effective income tax rate for 2006 was 36.8% compared to 35.5% for 2005. The increase in the tax rate is primarily related to an increase in the provision for state income taxes and the impact of SFAS 123(R) on stock compensation that does not result in a tax deduction. The increase in tax rate is partially offset by an increase in tax exempt income. Our effective tax rate may change in future periods due to the composition of taxable income between domestic and international operations, the magnitude of our tax-exempt income, and any future changes or interpretations in tax rules and legislation, or corresponding accounting rules. We are presently analyzing the impact of our acquisition of PortAuthority on our 2007 effective tax rate.

Years ended December 31, 2005 and 2004

Revenue

Revenue increased to $148.6 million in 2005 from $111.9 million in 2004. The increase was primarily a result of the addition of new, renewed and upgraded subscriptions from our customers that resulted in a 4.1 million increase in the number of seats under subscription from December 31, 2004 to December 31, 2005. Approximately 65% of subscription revenue recognized in 2005 and 2004 was derived from renewal business.

Cost of Revenue

Cost of revenue increased to $10.6 million in 2005 from $7.8 million in 2004. The increase was primarily due to the costs associated with additional personnel in our technical support and database groups, as well as allocated costs. As a percentage of revenue, cost of revenue remained unchanged at 7% during the years ended 2005 and 2004.

Gross Margin

Gross margin increased to $138.0 million in 2005 from $104.1 million in 2004. The increase was due to increased revenue. As a percentage of revenue, gross margin remained unchanged at 93% for the years ended 2005 and 2004.

Operating Expenses

Selling and marketing. Selling and marketing expenses increased to $55.3 million in 2005 from $42.6 million in 2004. The increase in selling and marketing expenses of $12.7 million was primarily due to increased personnel costs and related travel and allocated costs as well as higher commissions related to higher sales levels.

Research and development. Research and development expenses increased to $16.3 million in 2005 from $14.5 million in 2004. The increase of $1.8 million in research and development expenses was primarily a result of increased personnel needed to support our expanding list of technology partners, the enhancements of Websense Enterprise and additional products as well as increased allocated costs.

General and administrative. General and administrative expenses increased to $11.7 million in 2005 from $8.2 million in 2004. The $3.5 million increase in general and administrative expenses was primarily a result of additional personnel needed to support our growing operations, increased allocated costs and an increase in professional accounting fees driven by compliance with the Sarbanes-Oxley Act of 2002.

Other Income, Net

Net other income increased to $5.4 million in 2005 from $2.2 million in 2004. The increase was due primarily to higher interest rates realized on our increased balances of cash, cash equivalents and marketable securities during 2005 compared with 2004.

Provision for Income Taxes

In 2005, United States and foreign income tax expense was $21.3 million as compared to $14.8 million for 2004. The annual effective income tax rate for 2005 was 35.5% compared to 36.1% for 2004. The annual effective tax rate for 2005 was lower than the 2004 effective tax rate primarily due to an increase in foreign earnings taxed at less than the United States federal income tax rate, an increase in tax-exempt interest income and an increase in federal and state research and development tax credits.

Liquidity and Capital Resources

As of December 31, 2006, we had cash and cash equivalents of $83.5 million, investments in marketable securities of $243.4 million, and retained earnings of $82.7 million. As of December 31, 2005, we had cash and cash equivalents of $61.6 million, investments in marketable securities of $258.8 million and retained earnings of $56.4 million.

Net cash provided by operating activities was $83.7 million in 2006 compared with net cash provided by operating activities of $100.7 million in 2005. The $17.0 million decrease in cash provided by operating activities in 2006 was primarily due to decreased tax benefits from fewer exercises of stock options and decreased growth in deferred revenue (subscription amounts in excess of recognizable revenue are recorded as deferred revenue) compared to 2005. Our operating cash flow is significantly influenced by subscription renewals and accounts receivable collections, and deferred revenue. A decrease in subscription renewals or accounts receivable collections, or a lower deferred revenue balance, will negatively impact our operating cash flow.

Net cash provided by investing activities was $10.5 million in 2006 compared with net cash used in investing activities of $57.6 million in 2005. The $68.1 million increase of net cash provided by investing activities for 2006 was primarily due to fewer purchases to offset the maturities and sales of marketable securities.

Net cash used by financing activities was $72.3 million in 2006 compared with net cash used by financing activities of $20.4 million in 2005. The $51.9 million increase in net cash used by financing activities in 2006 was primarily due to share repurchases of 4,300,000 shares of our common stock for $91.4 million, compared with share repurchases of 1,858,060 shares for $48.3 million in 2005, and the reduction of proceeds from exercises of employee stock options in 2006.

A majority of our operating lease commitments are related to our worldwide office space leases, which expire at various dates through December 2013. The rent expense related to our worldwide office space leases are recorded monthly on a straight-line basis in accordance with generally accepted accounting principles. Future minimum annual payments under non-cancelable operating leases at February 15, 2007 are as follows (in thousands):

Years Ending December 31:	Operating Leases	Total
2007	$ 4,835	$ 4,835
2008	2,375	2,375
2009	2,209	2,209
2010	2,285	2,285
2011	2,361	2,361
2012	2,450	2,450
2013	2,539	2,539
	$19,054	$19,054

As of December 31, 2006 and 2005, we did not have any relationships with unconsolidated entities or financial partners, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

On April 3, 2003, we announced that our Board of Directors authorized a stock repurchase program of up to 4 million shares of our common stock. On August 15, 2005, we announced that our Board of Directors increased the size of the stock repurchase program by an additional 4 million shares, for a total program size of up to 8 million shares. On July 25, 2006, we announced that our Board of Directors increased the size of the stock repurchase program by an additional 4 million shares, for a total program size of up to 12 million shares. Repurchases may be made from time to time on the open market at prevailing market prices or in privately negotiated transactions. Depending on market conditions and other factors, purchases under this program may be commenced or suspended at any time, or from time to time, without prior notice. As of December 31, 2006, we had repurchased 8,170,060 shares of our common stock under this program, for an aggregate of $170.4 million at an average price of $20.86 per share.

We believe that our cash and cash equivalents balances, investments in marketable securities and our ongoing cash flow from operations will be sufficient to satisfy our cash requirements, including our capital expenditures and stock repurchases, if any, for at least the next 12 months. In January 2007, we used approximately $92 million of our cash to acquire 100% of PortAuthority Technologies, Inc. as well as to repay the indebtedness of PortAuthority. Our cash requirements may increase for reasons we do not currently foresee or we may make acquisitions as part of our growth strategy that increase our cash requirements. We may elect to raise funds for these purposes through capital markets transactions or debt or private equity transactions as appropriate. We intend to continue to invest our cash in excess of current operating requirements in interest-bearing, investment-grade securities.

Summarized Quarterly Data (Unaudited)

The following tables present unaudited quarterly financial information "as adjusted" amounts resulting from the adjustment to our revenue recognition policy for the first three quarters of the year ended December 31, 2006. All of the quarters for the year ended December 31, 2005 reflect amounts previously reported (see Note 11 to the Consolidated Financial Statements). We believe this information reflects all adjustments (which, except as discussed in the table below, consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The results for any quarter are not necessarily indicative of results for any future period.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands, except per share data)			
2006				
Revenue—as previously reported	$42,434	$44,149	$46,068	$
Impact of adjustment	(374)	(462)	(326)	
Revenue—as adjusted/reported	42,060	43,687	45,742	47,325
Gross margin—as previously reported	39,056	40,445	42,195	
Impact of adjustment	(374)	(462)	(326)	
Gross margin—as adjusted/reported	38,682	39,983	41,869	43,006
Income from operations—as previously reported	10,391	10,763	9,397	
Impact of adjustment	(374)	(462)	(326)	
Income from operations—as adjusted/reported	10,017	10,301	9,071	10,074
Income before income taxes—as previously reported	13,026	13,584	12,181	
Impact of adjustment	(374)	(462)	(326)	
Income before income taxes—as adjusted/reported	12,652	13,122	11,855	13,121
Net income—as previously reported	8,199	8,368	8,534	
Impact of adjustment	(255)	(301)	(229)	
Net income—as adjusted/reported	7,944	8,067	8,305	7,777
Basic income per share(1)—as previously reported	$ 0.17	$ 0.18	$ 0.19	
Impact of adjustment	$ 0.00	($0.01)	($0.01)	
Basic income per share(1)—as adjusted/reported	$ 0.17	$ 0.17	$ 0.18	$ 0.17
Diluted income per share(1)—as previously reported	$ 0.17	$ 0.17	$ 0.18	
Impact of adjustment	($0.01)	$ 0.00	$ 0.00	
Diluted income per share(1)—as adjusted/reported	$ 0.16	$ 0.17	$ 0.18	$ 0.17

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands, except per share data)			
2005				
Revenue	$34,182	$36,026	$38,300	$40,128
Gross margin	31,682	33,525	35,471	37,316
Income from operations	12,459	12,708	14,465	15,068
Income before income taxes	13,413	13,909	16,000	16,789
Net income	8,612	8,934	10,111	11,111
Basic income per share(1)	$ 0.18	$ 0.19	$ 0.21	$ 0.23
Diluted income per share(1)	$ 0.17	$ 0.18	$ 0.21	$ 0.23

(1) Basic and diluted net income per share computations for each quarter are independent and may not add up to the net income per share computation for the respective year. See Note 1 of Notes to the Consolidated Financial Statements for an explanation of the determination of basic and diluted net income per share.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our market risk exposures are related to our cash, cash equivalents and investments. We invest our excess cash in highly liquid short-term investments, municipal bonds, government agency obligations, and corporate bonds. These investments are not held for trading or other speculative purposes. Changes in interest rates affect the investment income we earn on our investments and therefore impact our cash flows and results of operations.

We are exposed to changes in interest rates primarily from our short-term available-for-sale investments. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our interest sensitive financial instruments at December 31, 2006. Changes in interest rates over time will, however, affect our interest income.

We utilize foreign currency forward contracts and zero-cost collar contracts to hedge foreign currency market exposures of underlying assets and liabilities. We bill customers in Euro-denominated countries in the Euro. We also keep working funds necessary to facilitate the short-term operations of our subsidiaries in the local currencies in which they do business. Our objective is to reduce the risk to earnings and cash flows associated with changes in foreign currency exchange rates. We do not use foreign currency contracts for speculative or trading purposes.

Notional and fair values of our hedging positions at December 31, 2006 and 2005 are presented in the table below (in thousands):

	December 31, 2006			December 31, 2005		
	Notional Value Local Currency	Notional Value USD	Fair Value USD	Notional Value Local Currency	Notional Value USD	Fair Value USD
Euro	€ 1,350	$1,705	$1,630	€ 3,400	$4,027	$4,023
British Pound	£ 1,200	2,350	2,337	£ 2,425	4,300	4,215
Total		$4,055	$3,967		$8,327	$8,238

The $2.3 million notional decrease in our Euro hedged position is primarily due to our increased working capital requirements payable in Euros; which creates a natural hedge against the Euro-based billings. All of the Euro hedging contracts will be settled before February 28, 2007. For 2005 and 2006, less than 15% of our total billings were denominated in the Euro. We do not expect foreign currency billings to represent more than 15% of our total billings during 2007.

The $2.0 million notional decrease in our British Pound hedged position is primarily due to a shortening of the period hedged as well as a decrease in the percentage of working funds hedged. All of the British Pound hedging contracts will be settled before March 31, 2007. In 2007, we expect an increase in British Pound expenditures and our corresponding hedged commitments to be consistent with our increase in overall operating expenditures.

Given our foreign exchange position, a 10% change in foreign exchange rates upon which these foreign exchange contracts are based would result in exchange gains and losses. In all material aspects, these exchange gains and losses would be fully offset by exchange gains and losses on the underlying net monetary exposures for which the contracts are designated as hedges. We do not expect material exchange rate gains and losses from unhedged foreign currency exposures.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Websense, Inc.

We have audited the accompanying consolidated balance sheets of Websense, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Websense, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements, taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, Websense, Inc. changed its method of accounting for Share-Based Payments in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) on January 1, 2006. Also, as described in Notes 1 and 11 to the consolidated financial statements, during 2006, Websense, Inc. adopted Securities and Exchange Commission Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements ("SAB 108")." The Company used the one time special transition provisions of SAB 108 and recorded an adjustment to retained earnings effective January 1, 2006 for correction of prior period errors in recording revenue and deferred revenue.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Websense, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Diego, California
February 23, 2007

Websense, Inc.

Consolidated Balance Sheets

(In thousands, except par value amounts)

	December 31, 2006	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 83,523	$ 61,629
Marketable securities	243,382	258,760
Accounts receivable, net of allowance for doubtful accounts of $1,425 and $1,460 at December 31, 2006 and 2005	52,740	50,570
Prepaid income taxes	—	1,962
Current portion of deferred income taxes	18,179	15,772
Other current assets	3,943	3,467
Total current assets	401,767	392,160
Property and equipment, net	5,793	4,923
Intangible assets, net	1,067	—
Deferred income taxes, less current portion	13,806	6,043
Deposits and other assets	1,824	549
Total assets	$ 424,257	$403,675
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 2,712	$ 2,073
Accrued payroll and related benefits	9,164	8,476
Other accrued expenses	7,084	5,085
Income taxes payable	4,229	2,305
Current portion of deferred revenue	148,539	119,118
Total current liabilities	171,728	137,057
Deferred revenue, less current portion	71,804	60,807
Stockholders' equity:		
Common stock—$0.01 par value; 100,000 shares authorized; 44,785 and 47,942 shares issued and outstanding at December 31, 2006 and 2005	509	500
Additional paid-in capital	237,302	197,826
Treasury stock, at cost	(139,744)	(48,340)
Retained earnings	82,748	56,449
Accumulated other comprehensive loss	(90)	(624)
Total stockholders' equity	180,725	205,811
Total liabilities and stockholders' equity	$ 424,257	$403,675

See accompanying notes.

Websense, Inc.
Consolidated Statements of Income
(In thousands, except per share amounts)

	Years Ended December 31,		
	2006	2005	2004
Revenues	$178,814	$148,636	$111,859
Cost of revenues	15,274	10,642	7,769
Gross margin	163,540	137,994	104,090
Operating expenses:			
Selling and marketing	80,135	55,288	42,625
Research and development	22,663	16,277	14,509
General and administrative	21,279	11,729	8,200
Total operating expenses	124,077	83,294	65,334
Income from operations	39,463	54,700	38,756
Other income, net	11,287	5,411	2,226
Income before income taxes	50,750	60,111	40,982
Provision for income taxes	18,657	21,343	14,806
Net income	$ 32,093	$ 38,768	$ 26,176
Net income per share:			
Basic net income per share	$ 0.69	$ 0.82	$ 0.57
Diluted net income per share	$ 0.68	$ 0.79	$ 0.54
Weighted average shares—basic	46,494	47,491	46,161
Weighted average shares—diluted	47,116	49,196	48,228

See accompanying notes.

Websense, Inc.

Consolidated Statements of Stockholders' Equity

(In thousands)

	Common stock		Additional	Treasury	Retained	Accumulated other comprehensive	Total stockholders'
	Shares	Amount	paid-in capital	stock	earnings	Income (loss)	equity
Balance at December 31, 2003	44,890	$228	$ 120,639	$ (7,684)	$15,731	$ 15	$128,929
Issuance of common stock upon exercise of options	2,946	15	19,811	—	—	—	19,826
Issuance of common stock for ESPP Purchase	380	2	2,531	—	—	—	2,533
Issuance of common stock upon exercise of warrant	56	—	—	—	—	—	—
Purchase of treasury stock	(1,220)	—	—	(22,980)	—	—	(22,980)
Retirement of treasury stock		(10)	(6,428)	30,664	(24,226)		—
Tax benefit of stock options	—	—	13,894	—	—	—	13,894
Net income	—	—	—	—	26,176	—	26,176
Net change in unrealized loss on marketable securities, net of tax	—	—	—	—	—	(442)	(442)
Net change in unrealized gain on fair market valuation of foreign currency contracts, net of tax	—	—	—	—	—	8	8
Comprehensive income							25,742
Balance at December 31, 2004	47,052	235	150,447	—	17,681	(419)	167,944
Issuance of common stock upon exercise of options	2,434	12	24,594	—	—	—	24,606
Issuance of common stock for ESPP Purchase	314	2	3,356	—	—	—	3,358
Issuance of common stock for Stock Dividend	—	251	(251)	—	—	—	—
Purchase of treasury stock	(1,858)	—	—	(48,340)	—	—	(48,340)
Tax benefit of stock options	—	—	19,680	—	—	—	19,680
Net income	—	—	—	—	38,768	—	38,768
Net change in unrealized loss on marketable securities, net of tax	—	—	—	—	—	(112)	(112)
Net change in unrealized loss on fair market valuation of foreign currency contracts net of tax	—	—	—	—	—	(93)	(93)
Comprehensive income							38,563
Balance at December 31, 2005	47,942	500	197,826	(48,340)	56,449	(624)	205,811
Revenue recognition error—net of tax upon adoption of SAB 108 (See Note 11)	—	—	—	—	(5,794)	—	(5,794)
Balance at January 1, 2006 upon adoption of SAB 108	47,942	500	197,826	(48,340)	50,655	(624)	200,017
Issuance of common stock upon exercise of options	946	7	11,573	—	—	—	11,580
Issuance of common stock for ESPP Purchase	197	2	3,978	—	—	—	3,980
Share-based compensation expense	—	—	20,358	—	—	—	20,358
Excess tax benefit of share-based compensation	—	—	3,567	—	—	—	3,567
Purchase of treasury stock	(4,300)	—	—	(91,404)	—	—	(91,404)
Net income	—	—	—	—	32,093	—	32,093
Net change in unrealized gain on marketable securities, net of tax	—	—	—	—	—	458	458
Net change in unrealized gain on fair market valuation of foreign currency contracts, net of tax	—	—	—	—	—	76	76
Comprehensive income							32,627
Balance at December 31, 2006	44,785	$509	$237,302	$(139,744)	$82,748	$ (90)	$180,725

See accompanying notes.

Websense, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Years ended December 31,		
	2006	2005	2004
Operating activities			
Net income	$ 32,093	$ 38,768	$ 26,176
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	3,273	2,631	2,277
Amortization of intangible assets	133	—	—
Share-based compensation	20,358	—	—
Deferred revenue net of cumulative impact upon adoption of SAB 108	34,624	47,608	38,357
Deferred income taxes	(10,170)	(3,762)	(648)
Unrealized gain (loss) on foreign exchange contracts	76	(93)	8
Tax benefit from exercise of stock options	—	19,680	13,894
Excess tax benefit from share-based compensation	(3,567)	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(2,170)	(6,261)	(16,310)
Prepaid income taxes	1,962	1,239	(2,537)
Other current assets	(476)	(1,942)	(254)
Deposits and other assets	(1,275)	(87)	(44)
Accounts payable	639	973	357
Accrued payroll and related benefits	688	1,313	1,922
Other accrued expenses	1,999	74	1,176
Income taxes payable	5,491	547	853
Net cash provided by operating activities	83,678	100,688	65,227
Investing activities:			
Purchase of intangible asset	(1,200)	—	—
Purchase of property and equipment	(4,143)	(3,599)	(3,235)
Purchases of marketable securities	(649,486)	(477,282)	(270,130)
Maturities of marketable securities	665,322	422,278	211,120
Sales of marketable securities	—	1,042	1,193
Net cash provided by (used in) investing activities	10,493	(57,561)	(61,052)
Financing activities:			
Proceeds from exercise of stock options and warrants	11,580	24,606	19,826
Proceeds from issuance of common stock for stock purchase plan	3,980	3,358	2,533
Excess tax benefit of share-based compensation	3,567	—	—
Purchase of treasury stock	(91,404)	(48,340)	(22,980)
Net cash used in financing activities	(72,277)	(20,376)	(621)
Increase in cash and cash equivalents	21,894	22,751	3,554
Cash and cash equivalents at beginning of year	61,629	38,878	35,324
Cash and cash equivalents at end of year	$ 83,523	$ 61,629	$ 38,878
Supplemental disclosures of cash flow information:			
Income taxes paid	$ 17,493	$ 3,656	$ 3,447
Unrealized gain (loss) on marketable securities	$ 458	$ (112)	$ (442)

See accompanying notes.

Websense, Inc.
Notes to Consolidated Financial Statements
December 31, 2006

1. Summary of Significant Accounting Policies

Description of Business

Websense, Inc. ("Websense" or the "Company") commenced operations in 1994. The Company's products help organizations manage their networks and computing resources to provide a secure and productive computing environment. The Company provides Web filtering and Web security software products that enable organizations to protect employees and confidential information from external Web-based attacks, such as spyware and phishing, as well as analyze, report and manage how employees use computing resources and the Internet. In addition to the Company's Web filtering and Web security software products, the Company offers software that helps prevent the loss of confidential information from internal threats, such as ineffective business process controls, employee error and malfeasance.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year reclassifications have been made for consistent presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries in Australia, Brazil, Canada, France, Germany, India, Ireland, Italy, Japan, Mauritius and the United Kingdom. Significant intercompany accounts and transactions have been eliminated in consolidation. Activities performed by the subsidiaries are a direct and integral extension of the Company's primary business.

For the years ended December 31, 2006, 2005 and 2004, the Company's billings were primarily denominated in its functional currency, which is the U.S. dollar. As such, the Company has not recorded foreign currency translation gains or losses. However, the Company incurred foreign currency transaction gains/(losses) of $96,000, ($32,000) and ($76,000) for the years ended December 31, 2006, 2005 and 2004, respectively.

Revenue Recognition

The Company has adopted American Institute of Certified Public Accountants Statement of Position No. 97-2, *Software Revenue Recognition* (SOP No. 97-2) as amended by SOP No. 98-9, as well as Staff Accounting Bulletin No. 104, Revenue Recognition, as issued by the Securities and Exchange Commission. These statements and bulletin provide guidance for recognizing revenue related to sales by software vendors.

The Company sells its products on a subscription basis. A subscription is generally 12, 24 or 36 months in duration and for a fixed number of seats or devices. The Company recognizes revenue on a daily

1. Summary of Significant Accounting Policies (Continued)

straight-line basis, commencing with the day the subscription begins, over the term of the subscription agreement provided collectability is reasonably assured. Upon entering into a subscription arrangement for a fixed or determinable fee, the Company electronically delivers access codes to users and then promptly invoices customers for the full amount of their subscriptions. Payment is due for the full term of the subscription, generally within 30-60 days of invoicing.

The Company records amounts billed to customers in excess of recognizable revenue as deferred revenue in the accompanying balance sheets. The Company amortizes deferred revenues over the term of the subscription agreement commencing with the day the agreement is signed.

The Company records distributor marketing payments and channel rebates in accordance with Emerging Issues Task Force Issue No. 01-09, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)*, which states these payments and rebates should be recorded as an offset when revenue. The Company recognizes distributor marketing payments as an offset to revenue as the marketing service is provided. The Company recognizes channel rebates as an offset to revenue on a straight-line basis over the term of the corresponding subscription agreement.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of ninety days or less when purchased to be cash equivalents. The Company generally invests its excess cash in fixed income obligations with strong credit ratings. Such investments are made in accordance with the Company's investment policy, which establishes guidelines relative to diversification and maturities designed to maintain safety and liquidity. These guidelines are periodically reviewed and modified if necessary to take advantage of trends in yields and interest rates. The Company has not experienced any losses on its cash and cash equivalents.

Marketable Securities

Marketable securities at December 31, 2006 consist of auction rate notes, municipal bonds, corporate bonds and government agency obligations. The Company has the ability and intent, if necessary, to liquidate any of its investment securities in order to meet the liquidity needs of current obligations. Accordingly, investments with contractual maturities greater than one year from December 31, 2006 have been classified as current assets in the accompanying consolidated balance sheets. The Company currently classifies all investment securities as available for sale. Securities classified as available for sale are reported at fair value, adjusted for other than temporary declines in value. The Company records other than temporary declines in value to earnings as realized losses. The Company has not had any investment security losses taken to date, related to other than temporary declines in value. Unrealized holding gains and losses on securities available for sale are reported as a net amount in a separate component of stockholders' equity until realized. Realized gains and losses are recorded based on the specific identification method.

Historically, the fair values of the Company's tax-exempt auction rate notes have not changed due to the high credit quality and short-term nature of these securities. However, if the fair value of its tax-exempt auction notes did change when interest rates and/or dividends reset at auction, the Company would recognize unrealized holding gains and/or losses on these investments as a net amount in a separate component of stockholders' equity until realized. The Company would then recognize realized gains and/or losses based on the specific identification method.

1. Summary of Significant Accounting Policies (Continued)

Interest on Cash and Marketable Securities

The Company's interest on cash and cash equivalents and marketable securities, included as a component of other income, net, is $11.2 million, $6.1 million and $2.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Intangible Assets

Intangible assets are carried at cost less accumulated amortization. The Company amortizes intangible assets using the straight-line method over their economic useful lives, unless these lives are determined to be indefinite. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the value of future undiscounted cash flows is less than the carrying amount of an asset, the Company records an impairment loss based on the excess of the carrying amount over the fair value of the asset. No impairment losses were recorded in 2006, 2005 or 2004.

Disclosures About Fair Value of Financial Instruments

The fair values of investment securities have been determined using values supplied by an independent pricing service and are disclosed together with carrying amounts in Note 2. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values.

Foreign Currency Hedges

The Company uses derivatives to manage foreign currency risk and not for speculative or trading purposes. The Company's objective is to reduce the risk to earnings and cash flows associated with changes in foreign currency exchange rates. Gains and losses resulting from changes in the fair values of those derivative instruments will be recorded to earnings or other comprehensive income depending on the use of the derivative instrument and whether it qualifies for hedge accounting.

During 2005 and 2006, the Company utilized Euro foreign currency forward contracts to hedge anticipated Euro denominated accounts receivable. During 2005, the Company utilized British Pound foreign currency forward contracts to hedge anticipated operating expenses. During 2006, the Company utilized British Pound zero-cost collar contracts to hedge anticipated operating expenses. All such contracts entered into were designated as either fair value hedges or cash flow hedges and were considered effective, if applicable, as defined by SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133), as amended. None of the contracts were terminated prior to settlement. Net realized losses related to the contracts designated as fair value hedges settled during 2006 are included in other income, net, in the accompanying consolidated statements of income and amounted to approximately $191,000 for 2006. There were no such gains or losses in 2005. Net realized gains related to the contracts designated as cash flow hedges settled during 2006 are included in the respective operating categories the Company hedges its British Pound expenditures against. These net realized gains amounted to approximately $117,000 in 2006. Net realized losses related to the contracts designated as cash flow

1. Summary of Significant Accounting Policies (Continued)

hedges settled during 2005 are included in other income, net, in the accompanying consolidated statements of income and amounted to approximately $195,000.

Notional and fair values of the Company's hedging position at December 31, 2006 and 2005 are presented in the table below (in thousands):

	December 31, 2006			December 31, 2005		
	Notional Value Local Currency	Notional Value USD	Fair Value USD	Notional Value Local Currency	Notional Value USD	Fair Value USD
Euro	€1,350	$1,705	$1,630	€ 3,400	$4,027	$4,023
British Pound	£1,200	2,350	2,337	£ 2,425	4,300	4,215
Total		$4,055	$3,967		$8,327	$8,238

Euro forward contracts at December 31, 2006 were designated as fair value hedges and were not required to be tested for effectiveness as hedge accounting was not selected. All Euro contracts will be settled before February 28, 2007. Realized gains or losses related to the settlements, if any, will be recorded in other income, net at the time of settlement.

All British Pound contracts were designated as cash flow hedges and were determined to be effective as of December 31, 2006 and 2005. All British Pound contracts will be settled before March 31, 2007. Realized gains and losses related to the settlements, if any, will be recorded in the respective operating categories the Company hedges its British Pound expenditures against.

Concentration of Credit Risk

The Company sells its products to customers primarily in the United States, Canada, Europe, Asia, Australia, and Latin America. The Company maintains a reserve for potential credit losses and historically such losses have been within management's estimates.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives of three to seven years.

Computer Software Costs

In accordance with SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed* (SFAS No. 86), costs are capitalized, when significant, in the development of specific computer software products after establishment of technological feasibility and marketability. There have been no such costs capitalized to date as the costs incurred during the period between technological feasibility to general release have not been significant.

The Company accounts for internally developed computer software costs, incurred in the application stage, in accordance with SOP No. 98-1, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use* (SOP No. 98-1). There have been no such costs capitalized to date as the costs incurred for internally developed computer software have not been significant.

Websense, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2006

1. Summary of Significant Accounting Policies (Continued)

Advertising Expenses

Advertising costs are expensed as incurred. Total advertising costs for the years ended December 31, 2006, 2005 and 2004 were $4.9 million, $4.8 million and $4.1 million, respectively.

Share-Based Compensation

Through December 31, 2005, the Company accounted for share-based employee compensation plans under the intrinsic value measurement and recognition provisions of Accounting Principles Board (APB) Opinion No. 25 *Accounting for Stock Issued to Employees* (APB No. 25), and related Interpretations, as permitted by SFAS No. 123 *Accounting for Stock-Based Compensation* (SFAS No. 123). Accordingly, the Company recorded no share-based employee compensation expense for options granted under its Amended and Restated 2000 Stock Incentive Plan (2000 Plan) or its predecessor plans (or options granted as non-plan inducement options) during 2005 as all other options granted had exercise prices equal to the fair market value of the common stock on the date of grant. The Company also recorded no compensation expense in connection with the Employee Stock Purchase Plan during 2005 as the purchase price of the stock was not less than 85% of the lower of the fair market value of the common stock at the beginning of each offering period or at the end of each purchase period. Through December 31, 2005 in accordance with SFAS No. 123 and SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure* (SFAS No. 148), the Company disclosed net income or loss and net income or loss per share as if the fair value-based method was applied in measuring compensation expense for share-based incentive programs.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), using the modified prospective transition method. Under that transition method, compensation expense that the Company recognized beginning on that date includes: (a) compensation expense for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation expense for all share-based awards granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods will not be restated.

Effective January 1, 2006, the Company adopted FASB Staff Position FAS No. 123R-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards,* (FAS 123R-3). FAS 123R-3 provides a practical exception when transitioning to the accounting requirements in Statement No. 123R. The Company has used the simplified method to calculate the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to adopting Statement No. 123R (termed the "APIC Pool"). The adoption of FAS 123R-3 for the year ended December 31, 2006 did not have a material impact on our consolidated financial statements.

1. Summary of Significant Accounting Policies (Continued)

The table below reflects the pro-forma net income and earnings per share for the years ended December 31, 2005 and 2004 if the Company had applied the fair value recognition provisions of SFAS No. 123 (in thousands, except per share amounts):

	Years Ended December 31,	
	2005	2004
Net income - as reported for prior periods(1)	$ 38,768	$26,176
Share-based compensation expense related to employee stock options and employee stock purchases, net of tax(2)	$(10,794)	$ (9,700)
Net income, including the effect of share-based compensation expense(3)	$ 27,974	$16,476
Basic net income per share—as reported for prior periods(1)	$ 0.82	$ 0.57
Basic net income per share, including the effect of shared-based compensation expenses(3)	$ 0.59	$ 0.36
Diluted net income per share—as reported for prior periods(1)	$ 0.79	$ 0.54
Diluted net income per share, including the effect of share-based compensation expense(3)	$ 0.57	$ 0.34

(1) Net income and net income per share did not include share-based compensation expense for employee stock options and employee stock purchases under SFAS No. 123 because the Company did not adopt the recognition provisions of SFAS No. 123 prior to January 1, 2006.

(2) Share-based compensation expense prior to January 1, 2006 is calculated based on pro forma information based on SFAS 123.

(3) Net income and net income per share prior to January 1, 2006 represents pro forma information based on SFAS 123.

The results for the year ended December 31, 2006 include share-based compensation expense of $20.4 million (excluding tax effects) in the following expense categories of the consolidated statement of income.

	Years Ended December 31,		
	2006	2005	2004
Share-based compensation in:			
Cost of revenue	$ 1,476	$—	$—
Total share-based compensation in cost of revenue	1,476	—	—
Selling and marketing	8,264	—	—
Research and development	3,573	—	—
General and administrative	7,045	—	—
Total share-based compensation in operating expenses	18,882	—	—
Total share-based compensation	$20,358	$—	$—

Websense, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2006

1. Summary of Significant Accounting Policies (Continued)

At December 31, 2006, there was $62.6 million of total unrecognized compensation cost related to share-based compensation arrangements granted under all equity compensation plans (excluding tax effects). That total unrecognized compensation cost will be adjusted for estimated forfeitures as well as for future changes in estimated forfeitures. The Company expects to recognize that cost over a weighted average period of approximately three years.

The Company estimates the fair value of options granted using the Black-Scholes option valuation model and the assumptions shown in the tables below. The Company estimates the expected term of options granted based on the history of grants and exercises in the Company's option database. The Company estimates the volatility of its common stock at the date of grant based on both the historical volatility as well as the implied volatility of publicly traded options on its common stock, consistent with SFAS No. 123(R) and Securities and Exchange Commission Staff Accounting Bulletin No. 107 (SAB No. 107). The Company bases the risk-free interest rate that is used in the Black-Scholes option valuation model on the implied yield in effect at the time of option grant on U.S. Treasury zero-coupon issues with equivalent remaining terms. The Company has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield of zero in the Black-Scholes option valuation model. The Company amortizes the fair value ratably over the vesting period of the awards, which is typically four years. The Company uses historical data to estimate pre-vesting option forfeitures and records share-based expense only for those awards that are expected to vest. For purposes of calculating pro forma information under SFAS No. 123 for periods prior to January 1, 2006, the Company accounted for forfeitures as they occurred.

The Company used the following assumptions to estimate the fair value of stock options granted for the years ended December 31, 2006, 2005 and 2004:

	Years Ended December 31,		
	2006	2005	2004
Average expected life (years)	3.13	4.88	5.00
Average expected volatility factor	40.18%	44.16%	52.06%
Average risk-free interest rate	3.58%	3.99%	3.39%
Average expected dividend yield	—	—	—

The Company used the following assumptions to estimate the fair value of the semi-annual employee stock purchase plan share grant during the years ended December 31, 2006, 2005 and 2004:

	Years Ended December 31,		
	2006	2005	2004
Average expected life (years)	1.25	1.25	1.25
Average expected volatility factor	36.19%	44.57%	59.30%
Average risk-free interest rate	4.90%	3.63%	2.15%
Average expected dividend yield	—	—	—

The Company's determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option

1. Summary of Significant Accounting Policies (Continued)

exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company's employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company's employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS No. 123(R) and SAB No. 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Comprehensive Income

The Company has adopted SFAS No. 130 *Reporting Comprehensive Income* (SFAS No. 130), which requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including foreign currency translation adjustments, and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following (in thousands):

	December 31,	
	2006	2005
Unrealized loss on marketable securities	$(81)	$(539)
Unrealized loss on fair market valuation of foreign currency contracts	(9)	(85)
	$(90)	$(624)

Net Income Per Share

Websense computes net income per share in accordance with SFAS No. 128, *Earnings Per Share* (EPS). Under the provisions of SFAS No. 128, basic net income per share is computed by dividing the net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares for all periods presented consist of dilutive stock options.

In 2006, the difference between the weighted average shares used in determining basic EPS versus diluted EPS related to dilutive stock options which totaled 622,000. Potentially dilutive securities totaling 4,666,000, 212,000 and 402,000 for the years ended December 31, 2006, 2005 and 2004, respectively, were excluded from historical basic and diluted earnings per share because of their anti-dilutive effect as a result of stock options which have exercise prices greater than the average market price of the common shares.

Websense, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2006

1. Summary of Significant Accounting Policies (Continued)

The following is a reconciliation of the numerator and denominator of Basic EPS to the numerator and denominator of Diluted EPS for all periods presented.

	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
	(In thousands, except per share amounts)		
For the Years Ended:			
December 31, 2006:			
Basic EPS	$32,093	46,494	$ 0.69
Effect of options	—	622	(0.01)
Diluted EPS	$32,093	47,116	$ 0.68
December 31, 2005:			
Basic EPS	$38,768	47,491	$ 0.82
Effect of options	—	1,705	(0.03)
Diluted EPS	$38,768	49,196	$ 0.79
December 31, 2004:			
Basic EPS	$26,176	46,161	$ 0.57
Effect of options	—	2,067	(0.03)
Diluted EPS	$26,176	48,228	$ 0.54

Tax Matters

From time to time, the Company is audited by various state, federal and international authorities relating to tax matters. The Company fully cooperates with all audits, but defends its positions vigorously. The Company's audits are in various stages of completion; however, no outcome for a particular audit can be determined with certainty prior to the conclusion of the audit and appeals process. As each audit is concluded, adjustments, if any, are appropriately recorded in the Company's financial statements in the period determined.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of the Company's customers to pay their invoices. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Recently Issued Accounting Standards

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN No. 48) *Accounting for Uncertainty in Income Taxes*, an interpretation of SFAS No. 109, *Accounting for Income Taxes*, which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. In addition, FIN No. 48 provides guidance on the derecognition, classification, interest and penalties, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN No. 48 will be effective for the

1. Summary of Significant Accounting Policies (Continued)

Company beginning January 1, 2007. The Company is evaluating the impact of the provisions of FIN No. 48 and currently cannot estimate the impact to the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157 *Fair Value Measurement* (SFAS No. 157), which provides guidance for using fair value to measure assets and liabilities. In addition, SFAS No. 157 also provides guidance for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, but does not expand the use of fair value in any new circumstances. The accounting provisions of SFAS No. 157 will be effective for the Company beginning January 1, 2008. The Company is in the process of determining the effect the adoption of SFAS No. 157 will have on its financial statements.

In September 2006, the SEC released Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB No. 108). SAB No. 108 provides interpretive guidance on the SEC's views regarding the process of quantifying materiality of financial statement misstatements. SAB No. 108 is effective for fiscal years ending after November 15, 2006, with early application for the first interim period ending after November 15, 2006. Effective the beginning of the fiscal year ended December 31, 2006, the Company had adopted SAB No. 108 (See Note 11).

2. Marketable Securities

Investments in marketable securities consisted of the following at December 31, 2006 (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized (Losses)	Estimated Fair Value
Auction Rate Notes	$ 46,260	$—	$ —	$ 46,260
Corporate Bonds	20,633	—	(12)	20,621
Government Agency Obligations	10,524	—	(6)	10,518
Municipal Bonds	166,046	—	(63)	165,983
	$243,463	$—	$ (81)	$243,382

Investments in marketable securities consisted of the following at December 31, 2005 (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized (Losses)	Estimated Fair Value
Auction Rate Notes	$ 66,469	$—	$ —	$ 66,469
Municipal Bonds	192,830	—	(539)	192,291
	$259,299	$—	$(539)	$258,760

2. Marketable Securities (Continued)

The amortized cost and estimated fair value of the securities at December 31, 2006 and 2005, by contractual maturity, are shown below (in thousands):

	2006		2005	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due within 1 year	$197,992	$197,905	$230,677	$230,299
Due between 1 and 3 years	45,471	45,477	28,622	28,461
	$243,463	$243,382	$259,299	$258,760

Realized gains (losses) from investments in marketable securities for the years ended 2006, 2005 and 2004 were $0, ($5,000) and $4,000, respectively.

3. Property and Equipment

Property and equipment consist of the following (in thousands):

	Estimated Useful Lives	December 31, 2006	December 31, 2005
Computer hardware and software	3 years	$ 18,245	$ 14,756
Office furniture and equipment	3-7 years	3,037	2,452
Other equipment	3 years	659	590
		21,941	17,798
Accumulated depreciation		(16,148)	(12,875)
		$ 5,793	$ 4,923

Depreciation expense for 2006, 2005 and 2004 was $3.3 million, $2.6 million and $2.3 million, respectively.

4. Intangible Assets

Intangible assets consist of the following (in thousands):

	Weighted Average Useful Lives	December 31, 2006 Cost	Accumulated Amortization	Net
Purchased technology	3 years	$1,200	$(133)	$1,067
		$1,200	$(133)	$1,067

4. Intangible Assets (Continued)

Amortization expense is expected to be as follows (in thousands):

Years Ending December 31:	
2007	$ 400
2008	400
2009	267
	$1,067

5. Geographic Information

The following illustrates revenues attributed to customers located in the Company's country of domicile (the United States) and those attributed to foreign customers (in thousands):

	Years Ended December 31,		
	2006	2005	2004
United States	$113,941	$ 99,589	$ 75,891
Europe, Middle East and Africa	44,354	33,429	23,831
Asia/Pacific	7,704	6,124	4,861
Canada and Latin America	12,815	9,494	7,276
	$178,814	$148,636	$111,859

The United Kingdom represented $17.7 million, $14.2 million and $10.1 million of total revenue for the years ended 2006, 2005 and 2004, respectively. No other foreign country represented more than 5% of total revenue.

6. Deferred Revenue

The Company expects to recognize revenues related to subscriptions in existence as of December 31, 2006 as follows (in thousands):

Years Ending December 31:	
2007	$148,539
2008	51,736
2009 and thereafter	20,068
	$220,343

7. Commitments and Guarantees

The Company leases its facilities and certain equipment under non-cancelable operating leases, which expire at various dates through December 2008. The facilities leases contain renewal options and are subject to cost increases.

7. Commitments and Guarantees (Continued)

Future minimum annual payments under non-cancelable operating leases at December 31, 2006 are as follows (in thousands):

Years Ending December 31:

	Operating Leases	Total
2007	$4,835	$4,835
2008	697	697
	$5,532	$5,532

Rent expense totaled $4.2 million, $3.9 million and $2.8 million for the years ended December 31, 2006, 2005 and 2004, respectively.

FIN No. 45, *Guarantees of Indebtedness of Others* (FIN No. 45), elaborates on previously existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties, indemnifications or to guarantees accounted for as derivatives.

The Company provides indemnifications of varying scope and size to certain customers against claims of intellectual property infringement made by third parties arising from the use of its products. The Company evaluates estimated losses for such indemnifications under SFAS No. 5, *Accounting for Contingencies*, as interpreted by FIN No. 45. The Company considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, the Company has not encountered material costs as a result of such obligations and has not accrued any liabilities related to such indemnifications in its financial statements.

Litigation

On September 29, 2006, Jason Tauber filed a purported class action against the Company and other unidentified individuals in California Superior Court for the County of San Diego, captioned Tauber v. Websense. The complaint alleges that the plaintiff and a putative class of certain software engineers and computer professionals who worked for the Company as exempt employees during the period from September 15, 2002 through the present should have been classified as non-exempt employees under California law and should have been paid for overtime. The complaint also alleges related wage and hour violations of the California Labor Code arising from the alleged misclassification and that the failure to pay overtime constitutes an unfair business practice under California Business and Professions Code § 17200. The complaint seeks unspecified damages for unpaid overtime, prejudgment interest, attorneys' fees and other costs, statutory penalties for alleged violations, and other proper relief. The case is at a very early stage. The Company denies all material allegations and intends to defend the action vigorously.

The Company is involved in various legal actions in the normal course of business. Based on current information, including consultation with the Company's lawyers, the Company believes that any ultimate

7. Commitments and Guarantees (Continued)

liability that may result from these actions, including Tauber v. Websense, would not materially affect the Company's consolidated financial positions, results of operation or cash flows. The Company's evaluation of the likely impact of these actions could change in the future and unfavorable outcomes and/or defense costs, depending upon the amount and timing, could have a material adverse effect on the Company's results of operations or cash flows in a future period.

8. Stockholders' Equity

Warrants

In connection with the Company's Series B convertible preferred stock offering between June and September 1999, the Company issued warrants to purchase 125,000 shares of common stock for $1.50 per share to financial consultants. The warrants were exercisable in whole or in part at any time and from time to time until their expiration. In April 2000, warrants to purchase 9,376 shares of common stock were exercised. In November 2001, warrants to purchase 46,874 shares of common stock were exercised. In July 2003, April 2004 and July 2004, warrants to purchase 8,000, 18,750 and 42,000 shares of common stock were exercised, which resulted in 6,812, 16,934 and 38,574 shares of common stock being issued, respectively, due to the cashless exercise of these warrants. At the end of 2004, all warrants had been exercised.

Stock Split

On January 31, 2006, the Company announced that the Board of Directors authorized a two-for-one stock split of its common stock, to be effected in the form of a special dividend of one share of the Company's common stock for each share of the Company's common stock outstanding. The additional shares issued as a result of the stock split were distributed on March 17, 2006 to stockholders of record at the close of business on February 13, 2006. All prior year share and per share data (including any data relating to options) presented in this report, including the accompanying consolidated financial statements and related notes have been restated to reflect the stock split.

8. Stockholders' Equity (Continued)

Stock Option Plan

Employee Stock Purchase Plan

In February 2000, the Company adopted the 2000 Employee Stock Purchase Plan (Purchase Plan). The Purchase Plan provides for automatic annual increases in the number of shares reserved for issuance thereunder (beginning in 2001) equal to the lesser of (i) 1% of the Company's outstanding shares on the last business day in December of the calendar year immediately preceding or (ii) 750,000 shares. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following commencement of the Purchase Plan. Shares issued and available for issuance are as follows:

Shares reserved for issuance at December 31, 2003	974,567
Shares reserved for issuance during 2004 based on the automatic increase in shares authorized	448,898
Shares issued during 2004	(379,976)
Shares reserved for issuance at December 31, 2004	1,043,489
Shares reserved for issuance during 2005 based on the automatic increase in shares authorized	470,514
Shares issued during 2005	(313,598)
Shares reserved for issuance at December 31, 2005	1,200,405
Shares reserved for issuance during 2006 based on the automatic increase in shares authorized	479,424
Shares issued during 2006	(196,588)
Shares reserved for issuance at December 31, 2006	1,483,241

Unless otherwise determined by the Board or precluded by laws of foreign jurisdictions, employees are eligible to participate in the Purchase Plan provided they are employed for at least 20 hours per week and are customarily employed for at least five months per calendar year. Employees who participate in an offering may have up to 15% of their earnings withheld pursuant to the Purchase Plan. The amount withheld is then used to purchase shares of common stock on specified dates. The price of common stock purchased pursuant to the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment.

During 2006 and 2005, the Company issued 196,588 and 313,598 shares, respectively, under the Purchase Plan.

Employee Stock Option Plan

The Amended and Restated 2000 Stock Incentive Plan (2000 Plan) provides for the grant of stock options to the Company's directors, officers, employees and consultants. The 2000 Plan provides for the

8. Stockholders' Equity (Continued)

grant of incentive and non-statutory stock options, restricted stock units and rights to purchase stock to employees, directors or consultants of the Company. The 2000 Plan provides that incentive stock options will be granted only to employees and are subject to certain limitations as to fair value during a calendar year.

In addition, the 2000 Plan provides for automatic annual increases in the number of shares authorized and reserved for issuance thereunder (beginning in 2001) equal to the lesser of (i) 4% of the Company's outstanding shares on the last business day in December of the calendar year immediately preceding or (ii) 3,000,000 shares. At December 31, 2006, a total of 19,558,162 shares have been authorized for issuance under the 2000 Plan, of which 615,060 remain available for grant.

The exercise price of both incentive and non-statutory stock options and the issuance price of common stock under the 2000 Plan must equal at least the fair value on the date of grant or issuance, as the case may be. Through April 2005, the option grants were generally exercisable for a period of ten years, and beginning in May 2005, the option grants are generally exercisable for a period of seven years after the date of grant and generally vest 25% one year from date of grant and ratably each month thereafter for a period of 36 months. Unvested common shares obtained through early exercise of stock options are subject to repurchase by the Company at the original issue price. Restricted stock units are subject to vesting and the holders of the restricted stock units are entitled to delivery of the underlying common stock on the applicable vesting date without any payment. To date, the Company has awarded restricted stock units as part of competitive hiring packages to replace foregone compensation. The vesting schedules, including acceleration events, for restricted stock units may vary in the individual cases. To date, only non-statutory stock options and restricted stock units have been granted under the 2000 Plan. Through December 31, 2006, the Company granted 120,000 restricted stock units. The unvested restricted stock units have a weighted average grant date fair value of $29.39 and an aggregate intrinsic value of $2.7 million as of December 31, 2006.

In 2002, the Company issued stock options as an incentive for certain persons to commence employment that were not covered under the 2000 Plan. In accordance with Section 4350(i) of the NASD Marketplace Rules for the Nasdaq Global Select Market, the Company issued 354,000 such stock options, which have substantially the same terms as stock options issued under the 2000 Plan.

In January 2006, the Company entered into an employment agreement with Gene Hodges to serve as the Company's President and Chief Executive Officer, reporting to the Company's Board of Directors, with employment commencing on January 9, 2006 and continuing "at will" until either party gives notice of termination. On January 9, 2006, Mr. Hodges was granted non-qualified stock options to purchase an aggregate of 1,200,000 shares of the Company's common stock outside the Company's 2000 Plan (the "Options") with an exercise price per share equal to the fair market value of the Company's common stock on that date. On April 13, 2006, at the request of the Company, Mr. Hodges agreed to the cancellation of the Options and the immediate re-grant under the 2000 Plan of non-qualified stock options to purchase an aggregate of 1,200,000 shares of the Company's common stock with identical option terms, exercise prices, vesting schedules and vesting commencement dates as the original Options. The Company requested the cancellation and re-grant to bring the Options under the 2000 Plan for U.S. federal income tax reasons. Mr. Hodges received no income tax or other personal benefit from the cancellation and re-grant.

8. Stockholders' Equity (Continued)

The following table summarizes stock option activity both under the 2000 Plan and the 1,554,000 stock options issued in 2002 and January 2006 not covered under a formal plan and related information:

	Number of Shares	Weighted Average Exercise Price
Balance at December 31, 2003	7,870,158	$ 8.39
Granted	1,952,000	18.63
Exercised	(2,946,056)	6.73
Cancelled	(642,936)	11.14
Balance at December 31, 2004	6,233,166	12.09
Granted	2,039,000	26.20
Exercised	(2,435,512)	10.11
Cancelled	(621,952)	17.77
Balance at December 31, 2005	5,214,702	17.86
Granted	4,792,930	28.16
Exercised	(945,553)	12.25
Cancelled	(2,023,820)	28.35
Balance at December 31, 2006	7,038,259	22.61

The weighted average fair value of stock options granted during the year ended December 31, 2006 was $12.84 per share based on the grant date fair value of the stock options estimated in accordance with the provisions of SFAS No. 123(R), excluding Mr. Hodges' April 2006 re-granted stock options described above. The fair value of the April 2006 re-granted stock options to Mr. Hodges was less than the original stock option grants in January 2006 as the market price of the Company's common stock declined from January 2006 to April 2006. The Company will continue to amortize the higher fair value associated with Mr. Hodges' original stock option grants in January 2006 rather than the lower fair value associated with the April 2006 re-granted stock options.

The total intrinsic value of stock options exercised during the year ended December 31, 2006 was $12.6 million.

8. Stockholders' Equity (Continued)

The following table summarizes all stock options outstanding and exercisable by price range as of December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life In Years	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.25-$16.38	1,516,614	5.25	$10.55	1,309,053	$10.08
$16.45-$21.77	1,801,519	6.54	20.46	233,382	19.11
$21.81-$25.80	1,431,196	5.86	24.74	392,297	25.02
$25.84-$32.24	2,110,530	7.07	30.78	197,809	27.72
$32.42-$33.85	178,400	6.46	33.15	18,790	33.14
	7,038,259	6.28	22.61	2,151,331	15.61

The Company defines in-the-money stock options at December 31, 2006 as stock options that had exercise prices that were lower than the $22.83 market price of the Company's common stock at that date. The weighted-average remaining contractual term of options currently exercisable is 5.52 years. The aggregate intrinsic value of all exercisable and non-exercisable stock options outstanding and in-the-money at December 31, 2006 was $23.0 million. The aggregate intrinsic value of only exercisable stock options outstanding and in-the-money at December 31, 2006 was $17.6 million. There were 3.5 million stock options in-the-money at December 31, 2006, of which 1.6 million stock options were exercisable.

The following table summarizes the shares reserved for future grants:

Shares reserved for future grants at December 31, 2003	634,940
Shares reserved for future grants during 2004 based on the automatic increase in shares authorized	1,795,592
Shares granted during 2004	(1,952,000)
Shares cancelled during 2004	642,936
Shares reserved for future grants at December 31, 2004	1,121,468
Shares reserved for future grants during 2005 based on the automatic increase in shares authorized	1,882,054
Shares granted during 2005	(2,039,000)
Shares cancelled during 2005	621,952
Shares reserved for future grants at December 31, 2005	1,586,474
Shares reserved for future grants during 2006 based on the automatic increase in shares authorized	1,917,696
Shares granted during 2006	(4,912,930)
Shares cancelled during 2006	2,023,820
Shares reserved for future grants at December 31, 2006	615,060

Websense, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2006

8. Stockholders' Equity (Continued)

Shares Reserved for Future Issuance

The following shares of common stock are reserved for future issuance as of December 31, 2006:

Stock options:	
Granted and outstanding	7,038,259
Reserved for future grants	615,060
Employee Stock Purchase Plan:	
Reserved for future issuance	1,483,241
Total:	9,136,560

Treasury Stock

On April 3, 2003, the Company announced that its Board of Directors authorized a stock repurchase program of up to 4 million shares of its common stock. On August 15, 2005, the Company announced that its Board of Directors increased the size of the stock repurchase program by an additional 4 million shares, for a total program size of up to 8 million shares. On July 25, 2006, the Company announced that its Board of Directors increased the size of the stock repurchase program by an additional 4 million shares, for a total program size of up to 12 million shares. The repurchases will be made from time to time on the open market at prevailing market prices or in privately negotiated transactions. Depending on market conditions and other factors, purchases under this program may commence or be suspended at any time, or from time to time, without prior notice. As of December 31, 2006, the Company had repurchased 8,170,060 shares of its common stock under this program, for an aggregate of $170.4 million at an average price of $20.86 per share.

As of December 31, 2004, the Company had retired all 1,006,000 shares of its common stock that had been repurchased prior to that date. No shares of common stock that were repurchased during 2005 or 2006 were retired. In accordance with APB No. 6, Status of Accounting Research Bulletins, the treasury stock retirement was effected by reducing the following on the Company's Consolidated Balance Sheets: treasury stock by $30.7 million, common stock by $0.1 million, additional paid-in capital by $6.4 million and retained earnings by $24.2 million. There was no effect to the Company's overall equity position as a result of the retirement.

9. Income Taxes

For financial reporting purposes, income before income taxes includes the following components:

	Year Ended December 31,		
	2006	2005	2004
	(In thousands)		
Income before income taxes			
United States	$40,269	$50,321	$36,712
Foreign	10,481	9,790	4,270
Total	$50,750	$60,111	$40,982

9. Income Taxes (Continued)

The provision for income taxes is as follows:

	Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
Current			
Federal	$19,685	$19,590	$12,535
Foreign	2,579	1,909	759
State	4,147	2,945	2,160
	26,411	24,444	15,454
Deferred			
Federal	(6,727)	(2,750)	(367)
Foreign	(159)	(232)	—
State	(868)	(119)	(281)
	(7,754)	(3,101)	(648)
Provision for income taxes	$18,657	$21,343	$14,806

The reconciliation of income tax computed at the federal statutory rate to the provision for income taxes is as follows:

	Year Ended December 31,		
	2006	2005	2004
Statutory Rate	35.0%	35.0%	35.0%
Foreign tax	(2.6)	(2.3)	(0.9)
State tax	6.6	4.8	5.5
Valuation allowance	(0.0)	(0.4)	(0.9)
Credits	(0.6)	(0.4)	(1.7)
Tax-exempt interest	(4.2)	(2.9)	(2.1)
Share-based compensation	1.8	(0.0)	(0.0)
Other	0.8	1.7	1.2
	36.8%	35.5%	36.1%

Websense, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2006

9. Income Taxes (Continued)

Significant components of the Company's deferred tax assets are as follows:

	Year Ended December 31,	
	2006	2005
	(In thousands)	
Deferred tax assets		
Deferred revenue	$23,205	$17,410
Share-based compensation	5,662	—
State tax	454	—
Foreign deferred taxes	921	778
Tax credit carryforwards	—	2,516
Other	2,273	1,658
Total deferred tax assets	32,515	22,362
Valuation allowance for deferred tax assets	(530)	(547)
Net deferred taxes	$31,985	$21,815

A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Periodically, management reassesses the need for a valuation allowance. At December 31, 2006, the valuation allowance related to net operating losses generated in 2004 and 2005 by the Company's wholly-owned subsidiary in the United Kingdom. These losses are the result of stock option deductions accounted for under APB No. 25 and therefore, when the losses are utilized in the future, the tax benefit will be credited to paid in capital rather than the provision for income taxes.

As of December 31, 2005, the Company had federal and California research and development tax credit carryforwards of approximately $1.7 million and $1.3 million, respectively. During the year ended December 31, 2006, the Company utilized these tax credits.

Pursuant to Internal Revenue Code (IRC) Sections 382 and 383, use of the Company's tax credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three year period. Based on IRC Sections 382 and 383, management believes that a prior change in ownership may have occurred. However, management does not believe that such change would have a significant impact on the Company's ability to utilize its tax credit carryforwards.

As of December 31, 2006, the Company had approximately $11.2 million of undistributed earnings related to its foreign subsidiaries. Management believes that these earnings will be indefinitely reinvested in foreign jurisdictions; accordingly, the Company has not provided for U.S. federal income taxes related to these earnings. However, upon distribution of these earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes payable to the various foreign countries. It is estimated that the total tax liability, reduced by anticipated foreign tax credits, upon such a distribution would be approximately $2.4 million.

It is the Company's policy to establish reserves for taxes that will probably become payable in future years as a result of an examination by tax authorities. The Company establishes the reserves based on management's assessment of exposure associated with permanent tax differences, tax credits and interest

9. Income Taxes (Continued)

expense applied to temporary differences. The tax reserves are analyzed regularly and adjustments are made as events occur to warrant adjustment to the reserves.

10. Employee Retirement Plan

Effective May 1, 1997, the Company established a 401(k) defined contribution retirement plan (401(k) Plan) covering substantially all employees. The 401(k) Plan provides for voluntary employee contributions from 1% to 50% of annual compensation, as defined, and did not provide for matching contributions from the Company as of December 31, 2003. In January 2004, the Company's Board of Directors approved a discretionary employer matching contribution of 25% for each employee deferral contribution made during the plan year, up to 6% of the participant's compensation. The amount of employer expenses including the employer match contributed to the 401(k) Plan during the years ended December 31, 2006, 2005 and 2004 were $460,000, $430,000 and $369,000, respectively.

11. Staff Accounting Bulletin No. 108

The Company reviewed its revenue recognition policy in consideration of guidance provided in SOP 97-2 and concluded that its prior accounting policy (effective since 1997) to recognize revenue on a monthly straight-line basis, commencing with the month the subscription begins is not consistent with SOP 97-2. As a result, the Company has adjusted revenue as recognized on a daily straight-line basis, commencing on the day rather than the month the subscription begins. The Company does not believe the net effects of this adjustment, when applied retroactively to prior years, was material either quantitively or qualitatively. The following quantitative measure was considered in reaching its determination (in thousands):

Years Ended December 31,	Net after-tax effect of adjustment	Reported net income	Percent of reported net income
2005	$1,259	$38,768	3.25%
2004	1,375	26,176	5.25%
2003	770	16,688	4.62%
2002	824	16,737	4.92%
Total	$4,228	$98,369	4.30%

The cumulative impact on deferred revenue would have been material if not corrected in the Company's financial statements for 2006.

As discussed under Recently Issued Accounting Standards in Note 1, in September 2006, the SEC released SAB No. 108. The transition provisions of SAB No. 108 permit the Company to adjust for the cumulative effect on retained earnings of immaterial errors relating to prior years. The adjustments to the 2006 consolidated balance sheet includes: an increase of $8.7 million to current and long-term portions of deferred revenue, a decrease of $5.8 million to retained earnings, a decrease of $2.3 million to current and long term portions of deferred income taxes and an increase of $0.6 million to income taxes payable. SAB No. 108 also requires the adjustment of any prior quarterly financial statements within the fiscal year of adoption for the effects of such errors on the quarters when the information is next presented.

12. Subsequent Events

Acquisition of PortAuthority

On January 8, 2007, the Company acquired 100% of PortAuthority Technologies, Inc, a privately held company that specialized in information leak prevention, for approximately $90 million in cash (less PortAuthority transaction expenses of $493,300 and carve-out payments to certain employees of PortAuthority who continue to be employed by the Company or its affiliates for 12—18 months following the effectiveness of the merger of an aggregate of $1.8 million (including employer taxes)), subject to an escrow whereby $5.0 million was contributed to an escrow fund which will be available for 12 months to indemnify the Company for certain matters, including breaches of representations and warranties and covenants in the definitive merger agreement. In addition to the payment of the merger consideration, the Company assumed outstanding unvested PortAuthority stock options and converted those stock options into options to purchase 74,871 shares of the Company's common stock, under the 2007 Stock Incentive Assumption Plan. The Company also assumed approximately $4.0 million in PortAuthority indebtedness, which was extinguished subsequent to the acquisition date. The Company used its existing cash resources to fund the acquisition and the retirement of the assumed indebtedness. The results of operations of PortAuthority will be included in the Company's consolidated financial statements beginning January 8, 2007. The Company is currently in the process of determining the purchase price allocation of the net tangible and intangible assets acquired.

Corporate Headquarters Office Lease

Effective February 12, 2007, The Company agreed to extend its existing corporate headquarters lease through 2013. The Company has committed to minimum annual payments of approximately $2.0 million in 2008, $2.2 million in 2009, $2.3 million in 2010, $2.4 million in 2011, $2.5 million in 2012 and $2.5 million in 2013, on this non-cancelable operating lease.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

We maintain disclosure controls and procedures which are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer, or CEO, and chief financial officer, or CFO, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our CEO and CFO, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of December 31, 2006.

An evaluation was also performed under the supervision and with the participation of our management, including our CEO and CFO, of any change in our internal controls over financial reporting that occurred during our last fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting. That evaluation did not identify any change in our internal controls over financial reporting that occurred during our latest fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Websense, Inc.

We have audited management's assessment, included in the accompanying "Management's Report on Internal Control Over Financial Reporting", that Websense, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Websense, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Websense, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Websense, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Websense, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006, and our report dated February 23, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Diego, California
February 23, 2007

Item 9B. Other Information.

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

(a) Directors. Information concerning our directors is incorporated by reference from the section captioned *"Proposal 1: Election of Directors"* contained in our Proxy Statement related to the Annual Meeting of Stockholders to be held on June 5, 2007.

(b) Executive Officers. Information concerning our executive officers is set forth under the section captioned *"Executive Officers"* in Part I of this report.

(c) Compliance with Section 16(a) of the Exchange Act. Information concerning compliance with Section 16(a) of the Exchange Act is incorporated by reference from the section captioned *"Section 16(a) Beneficial Ownership Reporting Compliance"* contained in our Proxy Statement related to the Annual Meeting of Stockholders to be held on June 5, 2007.

(d) The Company has adopted a *Code of Business Conduct* which, together with the policies referred to therein, is applicable to all directors, officers and employees of the Company. In addition, the Company has adopted a *Code of Ethics for the Chief Executive Officer, Senior Financial Officers and All Finance and Accounting Department Personnel* ("*Code of Ethics*"). The *Code of Business Conduct* and the *Code of Ethics* cover all areas of professional conduct, including conflicts of interest, disclosure obligations, insider trading and confidential information, as well as compliance with all laws, rules and regulations applicable to our business. The Company encourages all employees, officers and directors to promptly report any violations of any of the Company's policies. In the event that an amendment to, or a waiver from, a provision of the *Code of Business Conduct* or *Code of Ethics* that applies to any of our directors or executive officers is necessary, the Company intends to post such information on its Web site. A copy of our *Code of Business Conduct* and our *Code of Ethics* can be obtained from our Web site at *www.websense.com*.

(e) Audit Committee. Information concerning the audit committee of our Board of Directors and our designated "audit committee financial expert" is incorporated by reference from the section captioned "Audit Committee" contained in our Proxy Statement related to the Annual Meeting of Stockholders to be held on June 5, 2007.

Item 11. Executive Compensation

The information required by Item 11 of Form 10-K is incorporated by reference from the information contained in the section captioned *"Executive Compensation and Other Information"* in our Proxy Statement related to the Annual Meeting of Stockholders to be held on June 5, 2007.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 of Form 10-K concerning security ownership of certain beneficial owners and management is incorporated by reference from the information contained in the section captioned *"Ownership of Securities"* in our Proxy Statement related to the Annual Meeting of Stockholders to be held on June 5, 2007.

The following table provides information as of December 31, 2006 with respect to the shares of the Company's common stock that may be issued under the Company's existing equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities subject to outstanding options, warrants and rights)
Equity compensation plans approved by security holders(1)	6,972,122	$22.76	2,098,301(3)
Equity compensation plans not approved by security holders(2)	66,137	$ 6.81	—
Total	7,038,259	$22.61	2,098,301

(1) Consists solely of the Amended and Restated 2000 Stock Incentive Plan and the Employee Stock Purchase Plan.

(2) Consists of 354,000 stock option grants made to certain new employees in 2002 in order to induce them to commence employment with the company, of which 66,137 are outstanding. The outstanding stock options have substantially the same terms as stock options issued under the Amended and Restated 2000 Stock Incentive Plan and have a weighted average exercise price of $6.81 per share.

(3) Consists of shares available for future issuance under the Employee Stock Purchase Plan and the Amended and Restated 2000 Stock Incentive Plan. As of December 31, 2006, an aggregate of 1,483,241 shares of Common Stock were available for issuance under the Employee Stock Purchase Plan and 615,060 shares of Common Stock were available for issuance under the Amended and Restated 2000 Stock Incentive Plan. The number of shares of Common Stock available for issuance under the Employee Stock Purchase Plan and the Amended and Restated 2000 Stock Incentive Plan automatically increases on the first trading day of January each calendar year by an amount equal to 1% and 4%, respectively, of the total number of shares of Common Stock outstanding on the last trading day of December in the immediately preceding calendar year but in no event will any such increase exceed 750,000 shares and 3,000,000 shares, respectively, of Common Stock.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by Item 13 of Form 10-K is incorporated by reference from the information contained in the section captioned *"Certain Relationships and Related Transactions"* in the Company's Proxy Statement related to the Annual Meeting of Stockholders to be held on June 5, 2007.

Item 14. Principal Accounting Fees and Services

The information required by Item 14 of Form 10-K is incorporated by reference from the information contained in the section captioned *"Proposal 2: Ratification of Selection of Independent Auditors"* in the Company's Proxy Statement related to the Annual Meeting of Stockholders to be held on June 5, 2007.

PART IV

Item 15. Exhibits, Financial Statements and Schedules

(a) The following documents are filed as part of this report:

1. Financial Statement Schedules.

   Schedule II Valuation and Qualifying Accounts

Schedules not listed above have been omitted because they are not applicable, not required, or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

2. Exhibits

Exhibit Number	Description of Document
2.1(1)	Agreement and Plan of Merger and Reorganization among Websense, Inc., Leap Acquisition Corp., PortAuthority Technologies, Inc., PortAuthority Technologies Israel Ltd., and Donald Sullivan, as Stockholders' Representative, dated December 20, 2006
3.1(2)	Amended and Restated Certificate of Incorporation
3.2(2)	Restated Bylaws
4.1(2)	Specimen Stock Certificate of Websense, Inc.
10.1(2)*	Employment Agreement by and between Websense, Inc. and John B. Carrington, dated May 10, 1999
10.2(3)*	Amendment to Employment Agreement by and between Websense, Inc. and John B. Carrington, dated January 24, 2006
10.3(2)*	Employment Agreement by and between Websense, Inc. and Douglas C. Wride, dated June 11, 1999
10.4(3)*	Amendment to Employment Agreement by and between Websense, Inc. and Douglas C. Wride, dated January 24, 2006
10.5(4)*	Employment Agreement by and between Websense, Inc. and Gene Hodges, dated January 9, 2006
10.6(2)*	1998 Equity Incentive Plan
10.7(2)*	Standard Terms and Conditions Relating to Incentive Stock Option Under the 1998 Equity Incentive Plan
10.8(3)*	Amended and Restated 2000 Stock Incentive Plan
10.9(2)*	2000 Stock Incentive Plan, Notice of Grant of Stock Option
10.10(2)*	2000 Stock Incentive Plan, Form of Incentive Stock Option Agreement
10.11(3)*	2000 Stock Incentive Plan, Form of Deferred Issuance Stock Issuance Agreement
10.14(2)*	2000 Employee Stock Purchase Plan
10.15(1)*	2007 Stock Incentive Assumption Plan
10.16(1)*	2007 Stock Incentive Assumption Plan, Form of Stock Option Agreement
10.17(2)	Form of Indemnification Agreement between Websense, Inc. and its directors
10.18(2)	Form of Indemnification Agreement between Websense, Inc. and its officers
10.19*	Non-Employee Directors Compensation Term Sheet
10.20(5)	Lease Agreement between Websense, Inc. and Legacy-RECP Sorrento OPCO, LLC, dated April 19, 2002; First Amendment to Lease between Websense, Inc. and Legacy-RECP Sorrento OPCO, LLC, dated October 1, 2002; Second Amendment to Lease between Websense, Inc. and Sorrento Valley Road LLC, dated April 30, 2003
10.21(6)	Third Amendment to Lease between Websense, Inc. and Sorrento Valley Road LLC, dated July 30, 2004

Exhibit Number	Description of Document
10.22(3)	Fourth Amendment to Lease between Websense, Inc. and Sorrento Valley Road LLC, dated March 24, 2005
10.23(7)	Fifth Amendment to Lease between Websense, Inc. and Arden Realty Limited Partnership, dated December 21, 2006
10.24(7)	Sixth Amendment to Lease between Websense, Inc. and Arden Realty Limited Partnership, dated January 30, 2007
10.25(7)	Seventh Amendment to Lease between Websense, Inc. and Arden Realty Limited Partnership, dated February 12, 2007
10.26#	Distribution Agreement by and between Websense, Inc. and Ingram Micro Inc., dated August 3, 2006
21.1	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a)
31.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a)
32.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
32.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

* Indicates management contract or compensatory plan or arrangement.

\# Confidential treatment requested.

(1) Previously filed as an exhibit to our Form 8-K filed on January 12, 2007 and incorporated herein by reference.

(2) Previously filed as an exhibit to our Registration Statement on Form S-1 (Registration No. 333-95619) and incorporated herein by reference.

(3) Previously filed as an exhibit to our Form 10-K for the period ended December 31, 2005 and incorporated herein by reference.

(4) Previously filed as an exhibit to our Form 8-K filed on January 11, 2006 and incorporated herein by reference.

(5) Previously filed as an exhibit to our Form 10-Q for the period ended June 30, 2003 and incorporated herein by reference.

(6) Previously filed as an exhibit to our Form 10-Q for the period ended September 30, 2004 and incorporated herein by reference.

(7) Previously filed as an exhibit to our Form 8-K filed on February 22, 2007 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBSENSE, INC.

By: /s/ DOUGLAS C. WRIDE
Douglas C. Wride
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GENE HODGES Gene Hodges	Director, President and Chief Executive Officer (principal executive officer)	February 28, 2007
/s/ DOUGLAS C. WRIDE Douglas C. Wride	Chief Financial Officer (principal financial and accounting officer)	February 28, 2007
/s/ JOHN B. CARRINGTON John B. Carrington	Chairman of the Board	February 28, 2007
/s/ MARK ST.CLARE Mark St.Clare	Director	February 28, 2007
/s/ BRUCE T. COLEMAN Bruce T. Coleman	Director	February 28, 2007
/s/ JOHN SCHAEFER John Schaefer	Director	February 28, 2007
/s/ GARY E. SUTTON Gary E. Sutton	Director	February 28, 2007
/s/ PETER WALLER Peter Waller	Director	February 28, 2007

PROXY STATEMENT





10240 Sorrento Valley Road
San Diego, California 92121

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On June 5, 2007

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Websense, Inc., a Delaware corporation (the "Company"). The meeting will be held on Tuesday, June 5, 2007 at 11:00 a.m. Pacific Daylight Time at 10240 Sorrento Valley Road, San Diego, California 92121, for the following purposes:

1. To elect two Directors to hold office until the 2010 Annual Meeting of Stockholders.
2. To ratify the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as independent registered public accounting firm of the Company for its fiscal year ending December 31, 2007.
3. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the annual meeting is April 9, 2007. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

By Order of the Board of Directors

Douglas C. Wride,
Chief Financial Officer and Corporate Secretary

San Diego, California
April 25, 2007

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy, or vote over the telephone or the Internet as may be made available to you by your broker, bank or other agent, as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other agent and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

WEBSENSE, INC.
10240 Sorrento Valley Road
San Diego, California 92121

PROXY STATEMENT
FOR THE 2007 ANNUAL MEETING OF STOCKHOLDERS

To Be Held On June 5, 2007

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We have sent you this proxy statement and the enclosed proxy card because the Board of Directors of Websense, Inc. (sometimes referred to as "we", the "Company" or "Websense") is soliciting your proxy to vote at the 2007 Annual Meeting of Stockholders. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card, or if made available to you by your broker, bank or other agent, vote over the telephone or the Internet.

The Company intends to mail this proxy statement and accompanying proxy card on or about April 25, 2007 to all stockholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 9, 2007 will be entitled to vote at the annual meeting. On this record date, there were 44,915,443 shares of common stock outstanding and entitled to vote. The stock transfer books of the Company will remain open between the record date and the date of the meeting. A list of stockholders entitled to vote at the annual meeting will be available for inspection at the executive offices of the Company.

Stockholder of Record: Shares Registered in Your Name

If on April 9, 2007 your shares were registered directly in your name with Websense's transfer agent, U.S. Stock Transfer Corporation, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on April 9, 2007 your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are two matters scheduled for a vote:

- Election of two Directors;
- Ratification of Ernst & Young LLP as Independent Registered Public Accounting Firm of the Company for its fiscal year ending December 31, 2007.

What are the recommendations of the Board of Directors?

The Board of Directors recommends a vote in favor of the election of both directors as well as the ratification of Ernst & Young LLP as Independent Registered Public Accounting Firm of the Company.

How do I vote?

You may either vote "For" all the nominees to the Board of Directors or you may "Withhold" your vote for any nominee you specify. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from Websense. Simply complete and mail the proxy card to ensure that your vote is counted. Alternatively, you may vote by telephone or over the Internet as instructed by your broker, bank or other agent. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of April 9, 2007.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all three nominees for Director, and "For" the ratification of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2007. If any other matter is properly presented at the meeting, your proxyholder (one of the individuals named on your proxy card) will vote your shares using his best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our Directors, our employees and U.S. Stock Transfer Corporation may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies, but U.S. Stock Transfer Corporation will be paid its customary fee of approximately $20,000 plus out-of-pocket expenses if it solicits proxies. U.S. Stock Transfer Corporation will mail a search notice to banks, brokers, nominees and street-name accounts to develop a listing of stockholders, distribute proxy materials to brokers and banks for subsequent distribution to beneficial holders of stock, and solicit proxy responses from holders of our common stock. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. You may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy card with a later date.
- You may send a timely written notice that you are revoking your proxy to Websense's Corporate Secretary at 10240 Sorrento Valley Road, San Diego, California 92121.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

If your shares are held by your broker as your nominee (that is, in "street name"), you should follow the instructions provided by the institution that holds your shares regarding how to instruct your broker to vote your shares.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 26, 2007 to Websense's Corporate Secretary at 10240 Sorrento Valley Road, San Diego, California 92121. If you wish to bring a matter before the stockholders at next year's annual meeting and you do not notify Websense before March 11, 2008, the Company's management will have discretionary authority to vote all shares for which it has proxies in opposition to the matter. You are also advised to review the Company's bylaws, which contain additional requirements about advance notice of stockholder proposals and Director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

What are "broker non-votes"?

Broker non-votes occur when a beneficial owner of shares held in "street name" does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed "non-routine." Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker or nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker or nominee can still vote the shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Under the rules and interpretations of the New York Stock Exchange, "non-routine" matters are generally those involving a contest or a matter that may substantially affect the rights or privileges of stockholders, such as mergers or stockholder proposals.

How many votes are needed to approve each proposal?

- For the election of Directors, the two nominees receiving the most "For" votes (from the holders of votes of shares present in person or represented by proxy and entitled to vote on the election of directors) will be elected. Only votes "For" or "Withheld" will affect the outcome of the election of Directors.
- To be approved, Proposal No. 2 (Ratification of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2007) must receive "For" votes from the holders of a majority of shares present and entitled to vote either in person or by proxy. If you abstain from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority of the outstanding shares are present at the meeting in person or represented by proxy. On the record date, there were 44,915,443 shares outstanding and entitled to vote.

Your shares will be counted towards the quorum only if you submit a valid proxy vote or vote at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of the shares present at the meeting, in person or represented by proxy, may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in the Company's quarterly report on Form 10-Q for the second quarter of 2007.

Proposal 1

ELECTION OF DIRECTORS

Websense's Board of Directors is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of Directors, and each class has a three-year term. Vacancies on the Board may be filled with persons elected by a majority of the remaining Directors. A Director elected by the Board to fill a vacancy in a class, including a vacancy created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the Director's successor is elected and qualified.

The Board of Directors presently has seven members. There are two Directors in the class whose term of office expires in 2007. Each of the nominees listed below is currently a Director of the Company who was previously elected by the stockholders. If elected at the annual meeting, each of these nominees would serve until the 2010 annual meeting and until his successor is elected and has qualified, or, if sooner, until the Director's death, resignation or removal. It is the Company's policy to invite Directors and nominees for Directors to attend the annual meeting. Two Directors attended the 2006 Annual Meeting of Stockholders.

The nominees for election have agreed to serve if elected, and management has no reason to believe that such nominees will be unavailable to serve. In the event the nominees are unable or decline to serve as

Directors at the time of the annual meeting, the proxies will be voted for any nominee who may be designated by the present Board of Directors to fill the vacancy.

The following is a brief biography of each nominee and each Director whose term will continue after the annual meeting.

NOMINEES FOR ELECTION FOR A THREE-YEAR TERM EXPIRING AT THE 2010 ANNUAL MEETING

John B. Carrington

John B. Carrington, age 63, has served as a Director and Chairman of the Board of the Company since June 1999. Mr. Carrington also served as the Company's Chief Executive Officer from May 1999 to January 2006, as well as the Company's President from May 1999 to January 2003 and from August 2005 to January 2006. Prior to joining Websense, Mr. Carrington was Chairman, Chief Executive Officer and President of Artios, Inc., a provider of hardware and software design solutions to companies in the packaging industry, from August 1996 until it was acquired by BARCO n.a. in December 1998. He received his B.S. in Business Administration from the University of Texas.

Gary E. Sutton

Gary E. Sutton, age 64, has served as a Director since June 1999. Mr. Sutton retired in August 2000 from Skydesk, Inc., a provider of online data protection services, after serving as its President, Chief Executive Officer and Chairman since January 1996. From 1990 to 1995, Mr. Sutton was chairman of Knight Protective Industries, a security systems provider. Mr. Sutton was also a co-founder of Teledesic, Inc., a low-earth orbit telecommunications service. Mr. Sutton authored the book *Profit Secrets of a No-Nonsense CEO* and several other titles. He received his B.S. from Iowa State University.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF EACH NAMED NOMINEE.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2008 ANNUAL MEETING

Mark S. St.Clare

Mark S. St.Clare, age 60, has served as a Director since October 2002. From November 2000 to October 2002, Mr. St.Clare served as Chief Financial Officer of Access360, a provider of identity management software, until that company's acquisition by IBM. Mr. St.Clare previously served as Chief Financial Officer of Nexgenix, Inc., a supplier of Internet professional services, from February 2000 to November 2000. From January 1985 to February 2000, Mr. St.Clare served as Senior Vice President and Chief Financial Officer of FileNET Corporation, a publicly held software company. Mr. St.Clare also served as Secretary of FileNET from June 1993 to February 1999. He received a B.S. in Business Administration from the University of Denver.

Peter C. Waller

Peter C. Waller, age 52, has served as a Director since March 2001. Since February 2006, Mr. Waller has served as President and Chief Operating Officer of Corinthian Colleges, Inc., one of the largest for-profit post-secondary education systems in North America. From October 2004 to January 2006, Mr. Waller served as Executive Partner of ThreeSixty Sourcing, a provider of imported consumer goods, where he served as Chief Executive Officer from March 2001 until October 2004. From June 1997 to July 2000, Mr. Waller served as the President of Taco Bell Corp., an international food service chain that became a subsidiary of Tricon Global Restaurants after it was spun off from Pepsico in 1997. Mr. Waller previously served as Chief Marketing Officer of Taco Bell Corp. from January 1996 to May 1997. From

1990 to 1995, Mr. Waller held senior marketing positions with KFC, an international food service chain, in Western Europe, Australia and for the last two of those years, as Chief Marketing Officer of the USA operations. Mr. Waller received his M.A. from Oxford University, England.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2009 ANNUAL MEETING

Bruce T. Coleman

Bruce T. Coleman, age 68, served as our interim Chief Executive Officer from November 1998 to May 1999, and continues to be a Director, a position he has held since November 1998. Mr. Coleman is currently the interim Chief Executive Officer of WatchGuard Technologies, Inc., a provider of internet security devices. Since November 1991, he has also served as the Chief Executive Officer of El Salto Advisors, an interim executive firm. Mr. Coleman served as Chief Executive Officer of Vernier Networks, Inc., a provider of security solutions for mobile users, from January 2004 to June 2004. From October 2000 to August 2001, he served as Chief Executive Officer of Stamps.com, a provider of Internet mailing and shipping services. From October 1999 to May 2000, Mr. Coleman served as Chief Executive Officer of Rogue Wave Software, an enterprise systems software provider. Mr. Coleman also serves as a Director of Printronix, Inc., a publicly traded provider of printing solutions, supplies and services. He received a B.A. in Economics from Trinity College and an M.B.A. from Harvard Business School.

Gene Hodges

Gene Hodges, age 55, has served as the Company's Chief Executive Officer and President, and as a Director, since January 2006. From 1995 to January 2006, Mr. Hodges held various management positions at McAfee, Inc., a publicly-held security software company, most recently as its President. Prior to joining McAfee, Mr. Hodges was Vice-President of Marketing for Mobileware, a wireless data startup, and managed the Office Automation business unit for Digital Equipment Corporation. Mr. Hodges received a B.A. in Astronomy from Haverford College and completed the Harvard Advanced Management Program for business executives.

John F. Schaefer

John F. Schaefer, age 64, has served as a Director since May 2001. Beginning in November 1994, Mr. Schaefer has served as Chairman and Chief Executive Officer of Phase Metrics, which was a publicly traded producer of technically advanced process and production test equipment for the data storage industry until substantially all of its assets were purchased by KLA-Tencor Corporation in April 2001. From 1992 to 1994, Mr. Schaefer was President, Chief Operating Officer and a Director of McGaw, Incorporated, a producer of intravenous products and devices. From 1989 to 1991, Mr. Schaefer was President, Chief Executive Officer and a Director of Levolor Corporation, a manufacturer of custom window treatment systems. Between 1974 and 1988, Mr. Schaefer was a Corporate Officer and Director of Baker Hughes, Inc., a provider of services and equipment for the oilfield and process industries. Mr. Schaefer served as a Staff Assistant to the President of the United States between 1971 and 1974. He received a B.S. in Engineering from the United States Naval Academy and an M.B.A. from Harvard Business School.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

INDEPENDENCE OF THE BOARD OF DIRECTORS

As required under the Nasdaq Stock Market ("Nasdaq") listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of Directors. The Board consults with the Company's counsel to ensure that the Board's determinations are consistent with relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of Nasdaq, as in effect time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent registered public accounting firm, the Board has affirmatively determined that the following five directors are independent directors within the meaning of the applicable Nasdaq listing standards: Mr. Coleman, Mr. Schaefer, Mr. St.Clare, Mr. Sutton, and Mr. Waller. In making this determination, the Board found that none of the directors or nominees for director had a material or other disqualifying relationship with the Company. Mr. Carrington, the Company's Chairman and former Chief Executive Officer is not independent by virtue of his recent employment with the Company. Mr. Hodges, the Company's current Chief Executive Officer and President, is not independent by virtue of his current employment with the Company.

MEETINGS OF THE BOARD OF DIRECTORS

The Board of Directors met ten times during the last fiscal year. Each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a Director or committee member, respectively.

As required under applicable Nasdaq listing standards, in fiscal 2006, the Company's independent Directors met two times in regularly scheduled executive sessions at which only independent Directors were present. All non-employee Directors of Websense met without management two additional times in fiscal 2006. Persons interested in communicating with the independent Directors regarding their concerns or issues may address correspondence to a particular Director, or to the independent Directors generally, in care of Websense at 10240 Sorrento Valley Road, San Diego, California 92121. If no particular Director is named, letters will be forwarded, depending on the subject matter, to the Chairpersons of the Audit, Compensation, or Nominating and Corporate Governance Committee.

In 2006, the Board had four committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, and a special committee called the CEO Selection Committee. In January 2006, the CEO Selection Committee was disbanded after the CEO selection process had culminated in the hiring of Gene Hodges as the Company's new CEO. The following table provides membership and meeting information for 2006 for each of the Board committees:

Name	Audit	Compensation	Nominating and Corporate Governance	CEO Selection
John Carrington				X
Bruce Coleman		X*		X
Gene Hodges				
John Schaefer	X		X*	X*
Mark St.Clare	X*		X	
Gary Sutton	X	X	X	
Peter Waller		X		X
Total meetings in fiscal year 2006	20	6	9	0

* Committee Chairperson

Below is a description of each committee of the Board of Directors. The Board of Directors has determined that each member of each committee meets the applicable Nasdaq rules and regulations regarding "independence" and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to the Company. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors was established by the Board in accordance with Section 3(a)(58)(A) of the Securities and Exchange Act of 1934 to oversee the Company's corporate accounting and financial reporting processes and audits of its financial statements. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on the Company's audit engagement team as required by law; reviews and approves or rejects transactions between the Company and any related persons; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in the Company's Annual Report on Form 10-K; and discusses with management and the independent registered public accounting firm the results of the annual audit and the results of the Company's quarterly financial statements. The Audit Committee has adopted a written Audit Committee Charter that is available to stockholders on our corporate website at http://www.websense.com.

The Board of Directors annually reviews the composition of the Audit Committee, including the Nasdaq listing standards' definition of independence for Audit Committee members, and has determined that the Audit Committee is composed pursuant to Rule 4350(d)(2)(A) of the Nasdaq listing standards and that all members of the Company's Audit Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Board of Directors has also determined that Mark St.Clare qualifies as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of Mr. St.Clare's level of knowledge and experience based on a number of factors, including his formal education and experience as a chief financial officer for public reporting companies.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS*

The Audit Committee reviewed and discussed the audited financial statements for the fiscal year end December 31, 2006 with management of the Company. The Audit Committee discussed with the independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T. The Audit Committee also received the written disclosures and the letter from the independent accountants required by the Independence Standards Board Standard No. 1, (*Independence Discussions with Audit Committees*), as adopted by the PCAOB in Rule 3600T and discussed with the independent accountants the independent registered public accounting firm's independence. Based on the foregoing, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report in Form 10-K for the fiscal year ended December 31, 2006.

Submitted by the Audit Committee of the Board of Directors,

Mark S. St.Clare
John F. Schaefer
Gary E. Sutton

---

* The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with the SEC, and is not deemed to be incorporated by reference into any filing of the Company under the 1933 or 1934 Act.

COMPENSATION COMMITTEE

All members of the Company's Compensation Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Compensation Committee has adopted a written Compensation Committee Charter that is available to stockholders on our corporate website at http://www.websense.com.

The Compensation Committee of the Board of Directors acts on behalf of the Board to review, adopt and oversee the Company's compensation strategy, policies, plans and programs including:

- establishment of corporate and individual performance objectives relevant to the compensation of the Company's executive officers, other senior management and directors and evaluation of performance in light of these stated objectives;
- review and approval of the compensation and other terms of employment or service, including severance and change-in-control arrangements, of the Company's Chief Executive Officer and the other executive officers and directors; and
- administration of the Company's equity compensation plans.

Commencing this year, the Compensation Committee also began to review with management the Company's Compensation Discussion and Analysis and to consider whether to recommend that it be included in proxy statements and other filings.

Compensation Committee Processes and Procedures

Typically, the Compensation Committee meets at least quarterly and with greater frequency if necessary. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with the General Counsel. The Compensation Committee meets regularly in executive session. However, from time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, provide financial or other background information or advice or otherwise participate in Compensation Committee meetings. The Chief Executive Officer may not participate in or be present during any determination of the Compensation Committee regarding his compensation or individual performance objectives. The charter of the Compensation Committee grants the Compensation Committee direct, independent and confidential access to the Company's other directors, management and personnel to carry out the Committee's purpose. The Compensation Committee has authority to obtain compensation surveys, reports on the design and implementation of compensation programs for the Company's directors, officers and employees, and other data and documentation, as well as authority to obtain, at the expense of the Company, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, the Compensation Committee has the authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant's reasonable fees and other retention terms.

Under its charter, the Compensation Committee may form, and delegate authority to, subcommittees, as appropriate. In 2000, the Compensation Committee formed the Special Stock Option Committee of our Board of Directors, currently composed of our Chief Executive Officer, Gene Hodges, and our Chairman of the Board, John Carrington. The purpose of this delegation of authority is to ease option administration within the Company and to facilitate the timely grant of options to all eligible individuals other than executive officers who are subject to the short-swing profit restrictions under Section 16 of the Securities and Exchange Act of 1934 ("Section 16 Officers"), within specified guidelines provided by the Compensation Committee. The Board or the Compensation Committee must grant all stock option grants to Section 16 Officers. As part of its oversight function, the Compensation Committee will review the list of grants made by the subcommittee.

The Compensation Committee reviews and determines, on an annual basis, the compensation to be paid to our Chief Executive Officer and each of our vice presidents. On an annual basis, (a) the Compensation Committee, along with the Board of Directors, evaluates the performance of the Chief Executive Officer, (b) the Chief Executive Officer and Chief Financial Officer evaluate the performance of vice presidents that report to the Chief Executive Officer or Chief Financial Officer, respectively, and (c) the Chief Executive Officer, the Board of Directors and the Compensation Committee evaluates the performance of the Chief Financial Officer. The Chief Executive Officer then makes recommendations to the Compensation Committee with respect to annual salary adjustments and annual stock option grants. The Compensation Committee can exercise its discretion in modifying any recommended salary adjustments or discretionary cash or equity-based awards to executives or vice presidents. As part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, executive and director stock ownership information, company stock performance data, analyses of historical executive compensation levels and current Company and industry-wide compensation levels, including analyses of executive and director compensation paid at other companies identified through surveys conducted by reputable companies such as the IPAS Executive Compensation Survey, the Radford Executive Compensation Survey and the Culpepper Executive Compensation Survey.

The specific processes and determinations of the Compensation Committee with respect to executive compensation for fiscal year ended December 31, 2006 are described in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted above, the Company's Compensation Committee consists of Mr. Coleman, Mr. Sutton and Mr. Waller. Mr. Coleman served as our interim Chief Executive Officer from November 1998 to May 1999.

No other member of the Compensation Committee has been a contractor, officer or employee of the Company at any time. None of the Company's executive officers serves as a member of the Board of Directors or Compensation Committee of any other company that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

COMPENSATION COMMITTEE REPORT*

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis (the "CD&A") contained in this proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the CD&A be included in this proxy statement and incorporated into our Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Submitted by the Compensation Committee of the Board of Directors,

Bruce T. Coleman
Gary E. Sutton
Peter E. Waller

---

* The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with the SEC, and is not deemed to be incorporated by reference into any filing of the Company under the 1933 or 1934 Act, other than the Company's Annual Report on Form 10-K.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee of the Board of Directors is responsible for identifying, reviewing and evaluating candidates to serve as Directors of the Company (consistent with criteria approved by the Board), reviewing and evaluating incumbent Directors, selecting candidates for election to the Board of Directors, making recommendations to the Board regarding the membership of the committees of the Board, assessing the performance of the Board, and developing a set of corporate governance principles for the Company. All members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). Our Nominating and Corporate Governance Committee charter is available to stockholders on our corporate website at http://www.websense.com.

The Nominating and Corporate Governance Committee believes that candidates for Director should have certain minimum qualifications, including the ability to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the Company, demonstrating excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of the Company's stockholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for Director nominees are reviewed in the context of the current composition of the Board, the operating requirements of the Company and the long-term interests of stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee considers age, skills, and such other factors as it deems appropriate given the current needs of the Board and the Company to maintain a balance of knowledge, experience and capability. In the case of incumbent Directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews these Directors' overall service to the Company during their terms, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair these Directors' independence. In the case of new Director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee must be independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee then uses the Board's and management's network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider such candidates' qualifications and then selects a nominee by majority vote. The Nominating and Corporate Governance Committee was formed in 2003. To date, the Nominating and Corporate Governance Committee has nominated incumbent Director candidates, has not needed to identify or evaluate any new Director candidates, and therefore has not paid a fee to any third party to assist in the process of identifying or evaluating Director candidates. In January 2006, the full Board appointed the Company's new CEO, Gene Hodges, to a newly created vacant seat on the Board.

The Nominating and Corporate Governance Committee will consider Director candidates recommended by stockholders. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Nominating and Corporate Governance Committee at the following address: 10240 Sorrento Valley Road, San Diego, California 92121, not less than six months prior to any meeting at which Directors are to be elected. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a Director and a representation that the nominating stockholder is a beneficial or record holder of the Company's stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a Director if elected. To date, the Nominating and Corporate Governance Committee has not received, thus has not accepted nor rejected, a Director nominee from a stockholder or stockholders holding more than 5% of our voting stock.

CEO SELECTION COMMITTEE

The CEO Selection Committee of the Board of Directors was a special committee that the Board established in January 2005 to determine the Company's long-term CEO search strategy, retain a suitable search firm and identify and screen candidates to succeed John Carrington as the Company's CEO. The full Board participated in interviewing the final candidates selected by the CEO Selection Committee. In January 2006, the Company and the CEO Selection Committee culminated this process with the hiring of Gene Hodges as our new CEO. The CEO Selection Committee was subsequently disbanded.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company has a formal process by which stockholders may communicate with the Board or any of its Directors. Stockholders who wish to communicate with the Board may do so by sending written communications addressed to the Corporate Secretary of Websense at 10240 Sorrento Valley Road, San Diego, California 92121. All communications will be compiled by the Corporate Secretary of the Company and submitted to the Board or the individual Directors on a periodic basis. These communications will be reviewed by one or more officers of the Company designated by the Board, who will determine whether they should be presented to the Board. The purpose of this screening is to allow the Board to avoid having to consider irrelevant or inappropriate communications (such as advertisements, solicitations and hostile communications). All communications directed to the Audit Committee in accordance with the Company's Code of Business Conduct that relate to questionable accounting or auditing matters involving the Company will be promptly and directly forwarded to the Audit Committee.

CODE OF BUSINESS CONDUCT AND CODE OF ETHICS

The Company has adopted a Code of Business Conduct which, together with the policies referred to therein, is applicable to all Directors, officers and employees of the Company. In addition, the Company has adopted a Code of Ethics for the Chief Executive Officer, Senior Financial Officers and All Finance and Accounting Department Personnel ("Code of Ethics"). The Code of Business Conduct and the Code of Ethics cover all areas of professional conduct, including conflicts of interest, disclosure obligations, insider trading and confidential information, as well as compliance with all laws, rules and regulations applicable to our business. The Company encourages all employees, officers and Directors to promptly report any violations of any of the Company's policies. In the event that an amendment to, or a waiver from, a provision of the Code of Business Conduct or Code of Ethics that applies to any of our Directors or executive officers is necessary, the Company intends to post such information on its website. Copies of our Code of Business Conduct and our Code of Ethics can be obtained from our website at http://www.websense.com.

CORPORATE GOVERNANCE GUIDELINES

In January 2004, the Board of Directors documented the governance practices followed by the Company by adopting Corporate Governance Guidelines to assure that the Board will have the necessary authority and practices in place to review and evaluate the Company's business operations as needed and to make decisions that are independent of the Company's management. The guidelines are also intended to align the interests of Directors and management with those of the Company's stockholders. The guidelines are reviewed annually and revised as necessary. The Corporate Governance Guidelines set forth the practices the Board intends to follow with respect to board composition and selection, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and board committees and compensation. The Corporate Governance Guidelines are available to stockholders on our corporate website at http://www.websense.com.

Proposal 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2007 and has further directed that management submit the selection of an independent registered public accounting firm for ratification by the stockholders at the annual meeting. Ernst & Young LLP has audited the Company's financial statements since the Company's initial public offering in March 2000. Representatives of Ernst & Young LLP are expected to be present at the annual meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither the Company's bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm. However, the Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee of the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee of the Board in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of Ernst & Young LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES

The following table shows aggregate fees to the Company for the fiscal years ended December 31, 2006 and December 31, 2005, by Ernst & Young LLP, the Company's independent registered public accounting firm.

	Fiscal Year	
	2006	2005
	(in thousands)	
Audit Fees (for annual audit of the consolidated financial statements, management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting; reviews of the Company's quarterly reports on Form 10-Q; review of the annual proxy statement; comfort letters and consents for Company filings on Form S-8; and statutory and group audits required internationally)(1)	$680	$799
Audit-Related Fees (for documentation of internal controls, consultation regarding financial accounting and reporting standards and due diligence related to an acquisition)(2)	235	2
Tax Fees (for U.S. and international income tax compliance, advice and planning)(2)	0	19
Total Fees	$915	$820

(1) Includes fees and out-of-pocket expenses, whether or not yet billed.

(2) Includes amounts billed and related out-of-pocket expenses for services rendered during the year.

All fees described above were pre-approved by the Audit Committee.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Ernst & Young LLP. The Audit Committee generally pre-approves specified services in the defined categories of audit services, audit-related services, and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent registered public accounting firm or on an individual explicit case-by-case basis before the independent registered public accounting firm is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting.

The Audit Committee has determined that the rendering of the services other than audit services by Ernst & Young LLP is compatible with maintaining the independence of the registered public accounting firm.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2

OTHER MATTERS

The Company knows of no other matters that will be presented for consideration at the annual meeting. If any other matters properly come before the annual meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend. By execution of the enclosed proxy, you grant discretionary authority with respect to such other matters.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company's common stock as of February 28, 2007 by: (i) each Director and nominee for Director, (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its common stock.

Except as otherwise noted, the address of each person listed in the table is c/o Websense, Inc., 10240 Sorrento Valley Road, San Diego, California 92121. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares shown as beneficially owned. The applicable percentage of ownership for each stockholder is based on 44,827,561 shares of common stock outstanding as of February 28, 2007, together with applicable options for that stockholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned that are exercisable on or before April 28, 2007 are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights but are not deemed outstanding for computing the percentage ownership of any other person.

Name and Address	Number of Shares Beneficially Owned	Percent (%)
Named Executive Officers, Directors and Nominees for Directors:		
John B. Carrington(1)	102,276	*
Gene Hodges(2)	236,500	*
Douglas C. Wride(3)	367,037	*
Michael A. Newman(4)	73,137	*
Karen Goodrum(5)	95,439	*
Leo Cole(6)	93,301	*
Bruce T. Coleman(7)	141,000	*
John F. Schaefer(8)	91,000	*
Mark St.Clare(9)	67,000	*
Gary E. Sutton(10)	52,380	*
Peter C. Waller(11)	85,000	*
5% Stockholders		
T. Rowe Price Associates, Inc.(12) 100 E. Pratt Street Baltimore, MD 21202	4,338,300	9.68
Barclays Global Investors, NA(13) 45 Fremont Street San Francisco, CA 94105	3,781,934	8.44
Osterweis Capital Management, Inc.(14) One Maritime Plaza, Suite 800 San Francisco, CA 94111	3,073,443	6.86
Perkins, Wolf, McDonnell & Company, LLC(15) 311 Wacker Dr., Suite 6000 Chicago, IL 60606	2,449,444	5.46
Putnam Investment Management, LLC(16) One Post Office Square Boston, MA 02109	2,344,437	5.23
All of our executive officers and Directors as a group (9 persons)(17)	1,215,330	2.65

* Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1) Consists of 102,276 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2007.

(2) Includes 187,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2007.

(3) Includes 351,470 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2007. Also includes 2,600 shares of common stock held by Mr. Wride's daughter and 2,850 shares of common stock held by Mr. Wride's son.

(4) Includes 72,375 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2007.

(5) Includes 94,866 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2007. Ms. Goodrum resigned from the Company effective February 1, 2007.

(6) Includes 91,666 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2007. Mr. Cole was declassified as an "executive officer" during fiscal 2006.

(7) Includes 71,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2007, of which 5,000 shares remain unvested and therefore subject to certain rights of repurchase by the Company.

(8) Includes 85,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2007, of which 5,000 shares remain unvested and therefore subject to certain rights of repurchase by the Company.

(9) Includes 65,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2007, of which 5,000 shares remain unvested and therefore subject to certain rights of repurchase by the Company.

(10) Includes 50,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2007, of which 5,000 shares remain unvested and therefore subject to certain rights of repurchase by the Company.

(11) Consists of 85,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2007, of which 5,000 shares remain unvested and therefore subject to certain rights of repurchase by the Company.

(12) Pursuant to a Form 13G filed with the SEC on February 14, 2007, T. Rowe Price Associates, Inc. reported that it had sole dispositive power for all 4,338,300 shares, with sole power to vote 1,456,200 of the shares and shared power to vote none of the shares.

(13) Pursuant to a Form 13G filed with the SEC on January 23, 2007, Barclays Global Investors, NA reported that it had sole dispositive power for all 3,781,934 shares, with sole power to vote 3,614,038 of the shares and shared power to vote none of the shares.

(14) Pursuant to a Form 13G filed with the SEC on February 13, 2007, Osterweis Capital Management, LLC reported that it had sole dispositive power for all 3,073,443 shares, with sole power to vote 3,067,243 of the shares and shared power to vote none of the shares.

(15) Pursuant to a Form 13G filed with the SEC on February 15, 2007, Perkins, Wolf, McDonnell & Company, LLC reported that it had sole dispositive power for 8,595 shares and shared dispositive power for 2,440,849 shares, with sole power to vote 8,595 of the shares and shared power to vote 2,440,849 of the shares.

(16) Pursuant to a Form 13G filed with the SEC on February 13, 2007, Putnam Investment Management, LLC reported that it had sole dispositive power for none shares and shared dispositive power for all 2,344,437, with sole power to vote none of the shares and shared power to vote 180,742 of the shares.

(17) Includes 1,069,621 shares of common stock issuable upon exercise of stock options exercisable within 60 days of February 28, 2007, of which 25,000 shares remain unvested and therefore subject to certain rights of repurchase by the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires the Company's Directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2006, all Section 16(a) filing requirements applicable to its officers, Directors and greater than ten percent beneficial owners were complied with.

COMPENSATION OF EXECUTIVE OFFICERS

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The Compensation Committee of the Board of Directors (the "Committee"), under its charter, is charged with, among other things: (1) determining the cash and non-cash compensation of our executive officers, (2) evaluating the performance of our executive officers, and (3) exercising the authority of the Board of Directors with respect to the administration of our stock-based and other incentive compensation plans.

Compensation Philosophy

The Committee believes that the most effective executive compensation programs are designed to attract and retain key employees, reward the achievement of annual and strategic corporate and individual objectives, and reward superior performance. The compensation plans must be integrated with our short-term and long-term objectives and strategic goals, which are designed to align the interests of our key employees with the interests of our stockholders and ensure that compensation is meaningfully related to the value created for our stockholders. The Committee evaluates both performance and compensation to make sure that compensation provided to key employees remains competitive relative to the compensation paid to executives at peer companies. The Committee believes that our compensation programs should include short and long-term components, cash and equity-based compensation and should reward performance as measured against established individual and Company goals.

Role of Executive Officers in Compensation Decisions

The Committee makes all compensation decisions for executive officers and vice presidents. The Committee, along with the Board of Directors, evaluates the performance of the Chief Executive Officer (the "CEO") on an annual basis. The CEO and Chief Financial Officer (the "CFO") evaluate the performance of vice presidents that report to the CEO or CFO, and the CEO evaluates the performance of the CFO on an annual basis, and makes recommendations to the Committee with respect to annual salary adjustments and annual stock option grants. The Committee can exercise its discretion in modifying any recommended salary adjustments or discretionary cash or equity-based awards to executives or vice presidents.

The Special Stock Option Committee of our Board of Directors consists of our CEO, Gene Hodges and our Chairman of the Board, John Carrington. Prior to July 2006, John Carrington was the sole member of our Special Stock Option Committee. The Special Stock Option Committee has the authority to make discretionary stock option grants under the 2000 Stock Incentive Plan (the "2000 Plan") to all eligible individuals other than executive officers who are subject to the short-swing profit restrictions under Section 16 of the Securities and Exchange Act of 1934 or Section 16 Officers. The Board or the Compensation Committee must grant all stock option grants to Section 16 Officers. The Compensation Committee has established guidelines for option grants to new employees and for promotions based upon salary grades within the Company. It is the policy of the Board of Directors that, effective as of January 1, 2007, grants to new hires or in connection with promotions will be made at the closing stock market price on the last business day of the month in which the employee commenced employment or was promoted. Previously, stock options were granted on the employment commencement date or promotion date. The Compensation Committee reviews the grants made by the Special Stock Option Committee to ensure that grants are made consistent with these guidelines.

Setting Executive Compensation

The Committee reviews and determines, on an annual basis, the compensation to be paid to our CEO and each of our vice presidents. The Committee retained compensation consultant Frederic W. Cook & Co., Inc. in January 2007 to conduct an annual review of the total compensation program for the executive officers and vice presidents. Frederic W. Cook provided the Committee with market data and alternatives to consider in making compensation decisions.

In evaluating compensation programs and making decisions, the Committee compares the total compensation of our executives against those at other publicly-traded technology companies with comparable revenue. The Committee considers base salary and variable compensation separately, as well as combined as a total compensation package. The Committee obtains compensation information through surveys conducted by reputable companies such as the IPAS Executive Compensation Survey, the Radford Executive Compensation Survey and the Culpepper Executive Compensation Survey. Although the Committee has not used benchmarking to determine compensation, the Committee has generally considered that our executives' total compensation opportunity should be at a level that approximates the 75th percentile of the compensation opportunity provided by other publicly-traded technology companies with comparable revenues in order to attract and retain top executives.

Executive Compensation Components

The compensation program for our CEO and the vice presidents consists principally of base salary, annual cash incentive compensation, long-term compensation in the form of stock options and, in some cases, restricted stock units, and severance/termination protection. Our policy for allocating between long-term and currently-paid compensation is to ensure adequate base compensation to attract and retain personnel, while providing incentives to maximize long-term value for the Company and our stockholders. We provide cash compensation in the form of base salary to meet competitive salary norms and reward good performance and in the form of cash bonus compensation to reward performance against specific Company goals.

Base Salary

Base salary levels for our CEO and the vice presidents recognize the experience, skills, knowledge and responsibilities required of each executive officer and are determined, in part, through comparisons to executive compensation surveys for publicly-traded technology companies as well as comparisons to salaries paid by companies with which we compete for personnel in local markets. In establishing the 2006 base salaries of our vice presidents, the Committee took into account a number of factors, including the recommendations of the CEO, the executive's seniority, position and functional role, level of responsibility over the prior twelve months, his or her contribution to the Company over the prior twelve months, and any increase in competitive pay levels. For newly hired personnel, including our CEO who was hired in January 2006, the Committee considers the compensation of the individual at his or her prior employer, the compensation packages of comparable executives at publicly-traded technology companies of comparable size, the compensation packages of recently hired software executives in corresponding positions in California and competitive hiring factors.

The Committee reviews each executive's salary once a year and may increase each executive's salary to reflect performance-based factors, as well as competitive conditions. The Committee does not apply specific formulas to determine increases. Generally, executive salaries are adjusted effective January 1 of each year for commission-based vice presidents and according to hire date for non-commissioned vice presidents.

Annual Cash Incentive Compensation

Our CEO and vice presidents have an opportunity to earn an annual cash bonus for achieving specified, performance-based goals established for each quarter and fiscal year. For 2006, our CEO's bonus of up to 100% of his annual base salary was based solely upon the Company achieving performance based objectives. During 2006, the Committee approved an annual billings goal and an operating income goal for the CEO annual cash incentive plan. We did not achieve the pre-determined billings or operating income goals so the CEO did not receive a cash bonus for 2006.

For 2007, our CEO is eligible for a target bonus amount equal to 100% of his annual salary (the "CEO Target Bonus"). The actual amount of the CEO Target Bonus earned by the CEO is based on the Company's achievement of certain objectives established by the Committee or the Company's Board of Directors near the beginning of the fiscal year which are related to (i) annual billings and (ii) operating income. Subject to discretionary adjustment, one-half of the CEO Target Bonus is earned if the Company meets its annual billings goal while the other half is earned if the Company meets its annual operating income goal. Achievement of at least 90% of either the annual billings goal or annual operating income goal is required for any payment of the portion of the CEO's bonus that is based on achievement of such goal. At 90%, the CEO earns 50% of the target payment, and at 110%, the CEO earns 150% of the target payment. The CEO bonus amount is prorated for goal achievement between 90% - 110% of the annual billings goal or annual operating income goal, and no additional payments are made for any achievement in excess of 110%. Additionally, the Committee or the Company's Board of Directors has discretion to modify the bonus amount actually paid to the CEO between a range of 0% to 130% of the bonus amount otherwise payable, based upon the CEO's achievement of certain individual performance goals.

For executive officers other than the CEO, the cash incentive plan is intended to provide a direct financial incentive in the form of quarterly and annual cash bonuses based on the achievement of specifically defined corporate and individual performance goals. Incentive compensation for these executive officers is based upon our achievement of billings and operating income goals, measured both quarterly and annually, along with any individual performance goals established by the Committee. For 2006, an individual could have received an award from zero to 150% of his or her target bonus based on actual performance compared to goals. For 2006, the target bonuses for our vice presidents was generally 25% of their annual base salary. The CFO and vice presidents who were employed during the first quarter of 2006 received part of the available cash bonus for the first quarter based upon performance against the corporate operating income goal. Because the company had a shortfall in billings against plan during the first half of 2006, the pre-determined corporate performance goals were not met during the remaining quarters of 2006. The Committee approved discretionary bonuses for named executive officers and other vice presidents because the corporate performance improved significantly during the second half of 2006 and the original plan on which the corporate goals were based did not anticipate changing market conditions and was designed so that a billings shortfall during the first quarter made it virtually impossible to satisfy the goals during subsequent quarters. In addition, certain of the vice presidents were hired during the year after the billing shortfalls during the first quarter. In awarding discretionary bonuses, the Committee also considered the CEO's and CFO's evaluations of individual performance and the Committee's own assessment of individual performance.

For 2007, our vice presidents are typically eligible for a target bonus amount equal to 25% of their respective annual base salaries (the "Officer Target Bonus"). The actual amount of the Officer Target Bonus earned by the vice presidents is based on the Company's achievement of the billings and operating income targets. Subject to discretionary adjustment, for each half of the Company's fiscal year in which the Company meets its budgeted billings and operating income targets, the vice presidents are eligible to receive an amount equal to 16.67% of their semi-annual base salary (the "Officer Semi-Annual Bonus"). One-half of each Officer Semi-Annual Bonus is earned if the Company meets its semi-annual billings goal and one-half of each Officer Semi-Annual Bonus is earned if the Company meets its semi-annual operating income goal. At the end of the fiscal year, if the Company meets its annual billings goal and annual operating income goal, the vice presidents are eligible to receive an amount equal to 8.33% of their annual base salary, again split in an even manner between meeting the annual billings goal and the annual operating income goal. Achievement of at least 90% of a goal is required for any payment of the portion of a vice president's bonus that is based on achievement by the Company of that goal. At 90%, a vice president earns 50% of the target payment, and at 110%, a vice president earns 150% of the target payment. A vice president's bonus amount is prorated for goal achievement between 90% - 110% of a goal, and no additional payments are made for any achievement in excess of 110%. Additionally, the Committee or the Company's Board of Directors has discretion to modify the bonus amount actually paid to a vice president between a range of 0% to 130% of the bonus amount otherwise payable, based upon the vice president's achievement of certain individual performance goals.

In 2006, our CFO was eligible for both the vice presidents' bonus plan as well as the CEO bonus plan. For 2006, the collective target bonus for our CFO was 45% of his annual base salary. For 2007, our CFO is eligible for a target bonus amount equal to 50% of his annual salary (the "CFO Target Bonus"). The actual amount of the CFO Target Bonus earned by the CFO is based on the Company's achievement of the billings and operating income targets. Subject to discretionary adjustment, for each half of the Company's fiscal year in which the Company meets its budgeted billings and operating income targets, the CFO is eligible to receive one-third of the CFO Target Bonus (the "CFO Semi-Annual Bonus"). One-third of each CFO Semi-Annual Bonus is earned if the Company meets its semi-annual billings goal and two-thirds of each CFO Semi-Annual Bonus is earned if the Company meets its semi-annual operating income goal. At the end of the fiscal year, if the Company meets its annual billings goal and annual operating income goal, the CFO is eligible to receive the remaining one-third of the CFO Target Bonus, again split in a one-third/two-thirds manner. Achievement of at least 90% of a goal is required for any payment of the portion of the CFO's bonus that is based on achievement of such goal. At 90%, the CFO earns 50% of the target payment, and at 110%, the CFO earns 150% of the target payment. The CFO bonus amount is prorated for goal achievement between 90% - 110% of a goal, and no additional payments are made for any achievement in excess of 110%. Additionally, the Committee or the Company's Board of Directors has discretion to modify the bonus amount actually paid to the CFO between a range of 0% to 130% of the bonus amount otherwise payable, based upon the CFO's achievement of certain individual performance goals.

Long-Term Incentive Compensation

The 2000 Plan is our principal long-term incentive plan for our CEO, vice presidents and all other employees. The 2000 Plan provides for the grant of incentive and non-statutory stock options, restricted stock units and rights to purchase stock to our employees, directors or consultants. To date, only non-statutory stock options and restricted stock units have been granted under the 2000 Plan. Also, in conjunction with our acquisition of PortAuthority Technologies, Inc. ("PortAuthority") in January 2007, our Board adopted the 2007 Stock Incentive Assumption Plan (the "2007 Plan"). The 2007 Plan contains the share reserve of the PortAuthority 2004 Global Share Option Plan and has been used solely to grant the substitute options required by the terms of the Agreement and Plan of Merger and Reorganization among Websense, Leap Acquisition Corp., PortAuthority Technologies, Inc., PortAuthority Technologies Israel Ltd., and Donald Sullivan, as Stockholders' Representative, dated December 20, 2006.

The Committee believes that by providing persons who have substantial responsibility for our management and growth with an opportunity to increase their ownership of our stock, the best interests of stockholders and executives will be more closely aligned. The stock awards enable the executive officers to participate in the long term appreciation of our stockholder value, while personally feeling the impact of any business setbacks, whether Company-specific or industry based. Furthermore, the award assists with employee retention to the extent the award is subject to vesting related to an individual's continued employment.

Executive officers are typically granted new stock options each year. The Committee grants only nonqualified stock options with an exercise price equal to the closing market price of our common stock on the date of grant. The options usually have seven year terms and vesting periods of four years. Options awarded to executives and vice presidents also typically contain a provision that accelerates vesting if the option holder's employment is terminated within 18 months following a change of control of the Company. This provision is intended to enable the retention of key employees following a change of control as well as aligning the interests of management and stockholders in connection with the evaluation of a potential change of control.

The Committee has historically awarded annual grants during the first half of the year following the completion of annual performance evaluations. The Committee has decided that, beginning in 2007, annual grants generally will be made in the Company's second quarter. In determining the number of options to be granted to each executive and vice president, the Committee considers:

- the fair value of the grant;
- the number of option shares granted by position;
- the number of option shares granted as a percentage of the total option shares granted and of total common shares outstanding;
- the option grant practices set forth in executive compensation surveys for publicly-traded technology companies as well as the local software industry and high technology industries; and
- the executive's performance.

The initial option grant made to each executive and vice president upon joining the Company is primarily based on competitive conditions applicable to the executive's specific position and a comparison of the award to the 75th percentile of the long-term compensation opportunity provided by other publicly-traded technology companies with comparable revenues. In addition, the Committee considers the number of options owned by other executives in comparable positions within our Company. Upon hiring our CEO in 2006, we granted him non-qualified stock options to purchase an aggregate of 1,200,000 shares of the Company's common stock, with 600,000 of the options being subject to the standard option terms and conditions described above, and the remaining 600,000 options having a term of ten years and longer vesting schedules. The option award was structured to include an expected annual option grant of 200,000 shares following each of the first three years of service of the CEO and the vesting schedule was designed to defer vesting as if the options were granted on an annual basis. The CEO was also granted 96,000 restricted stock units that were intended to replace options that the CEO would forfeit by leaving his then current employment. The restricted stock units are subject to vesting but vesting fully accelerates if the CEO is terminated without cause.

To date, the Committee has only awarded restricted stock units as part of competitive hiring packages to replace foregone compensation to our CEO and certain vice presidents. Restricted stock units are subject to vesting and the holders of the restricted stock units are entitled to delivery of the underlying common stock on the applicable vesting date without any payment. The vesting schedules, including acceleration events, for restricted stock units may vary in the individual cases.

Severance/Termination Protection

In connection with certain corporate transactions or a change in control of the Company, our equity awards are subject to acceleration under certain circumstances. We have also entered into employment agreements with our CEO and CFO that provide for severance compensation to be paid if the executives are terminated under certain conditions, such as a change in control of the Company or a termination without cause, each as is defined in the agreements.

The employment agreements between our Company and these executives and the related severance compensation provisions are designed to promote stability and continuity of our senior management. Information regarding applicable payments under such agreements for the named executive officers is provided under the heading "Post-Employment Compensation" below.

Perquisites and Other Personal Benefits

The Company provides named executive officers with perquisites and other personal benefits that the Committee believes are reasonable and consistent with the overall compensation program in order to attract and retain key employees. The Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers.

The Company provides the CFO and formerly provided the Chairman of the Board with the use of a Company-owned vehicle as well as a gross-up of the tax benefits because of a daily long distance commute. The Company also pays premiums for executive long term disability and group-term life insurance, pays for executive health physical exams and makes a matching contribution under the Company's 401(k) plan.

Other Considerations

The Committee considers the potential impact of Section 162(m) of the Internal Revenue Code of 1986 as amended. Section 162(m) generally disallows a tax deduction for publicly held corporations for individual compensation exceeding $1 million in any tax year for the CEO and the other executive officers, other than compensation that is performance-based under a plan that is approved by the stockholders of the Company and that meets certain other technical requirements. The Committee, however, has determined that it will not necessarily seek to limit executive compensation to only deductible compensation under Section 162(m) because the deductibility of some types of compensation may impose requirements that limit the Company's flexibility in granting or changing executive compensation. Further, deductibility can also depend upon the timing of an executive officer's vesting or exercise of previously granted rights, and we believe that it is most important for our compensation packages to attract, retain and reward executives to maximize the return to stockholders, rather than to focus on tax deductibility.

SUMMARY COMPENSATION

The following table shows for the one year period ended December 31, 2006, information concerning compensation awarded to or paid to, or earned by, the executives listed below (our "named executive officers").

Summary Compensation Table for Fiscal 2006

Name and Principal Position	Year	Salary ($)	Bonus ($) (8)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(9)	All Other Compensation ($)	Total ($)
John B. Carrington,. . . . . Former Chief Executive Officer and President / Chairman(2)	2006	$229,742	—	—	$ 671,555(1)	—	$21,648	$ 922,945
Gene Hodges, ... Chief Executive Officer and President(3)	2006	$494,712	—	$754,446	$3,085,512(1)	—	$43,212	$4,377,882
Douglas C. Wride,. . . . . . Vice President and Chief Financial Officer(4)	2006	$339,231	$78,246	—	$ 974,754(1)	$8,830	$20,994	$1,422,055
Michael Newman,. . . . . . Vice President and General Counsel(5)	2006	$231,154	$27,143	—	$ 354,776(1)	$6,023	$ 4,565	$ 623,661
Karen Goodrum,. . . . . . . Vice President, Finance and Accounting(6)	2006	$216,154	$23,100	—	$ 252,817(1)	$5,614	$ 5,294	$ 502,979
Leo Cole, ... Vice President Marketing(7)	2006	$260,962	$19,478	—	$ 450,775(1)	$6,822	$ 6,585	$ 744,622

(1) Amounts calculated utilizing the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-based Payments." See Note 1 of the consolidated financial statements in our Annual Report for the year ended December 31, 2006 regarding assumptions underlying valuation of equity awards. The Option Award amounts included in this Summary Compensation Table disregard estimates of forfeitures related to service-based vesting conditions, which are taken into account when calculating SFAS 123R expense for financial reporting purposes.

(2) Mr. Carrington served as Chief Executive Officer and President until January 9, 2006, and as an employee of Websense until June 30, 2006. He continues to serve as Websense's Chairman of the Board of Directors, in a non-employee capacity. The Option Award dollar amount for Mr. Carrington includes $539,499 of share-based compensation expense related to option awards granted in years prior to 2006. All other compensation includes the following employee benefits prior to July 1, 2006: a 401(k) employer matching contribution of $3,300, use of a Company-owned vehicle valued at $2,733, gross-up payments totaling $2,305 for his personal taxes associated with the use of the Company-owned vehicle and Company-paid premiums of $1,782 for group-term life insurance and $1,528 for executive long term disability. All other compensation also includes earned non-employee director fees after July 1, 2006 of $10,000.

(3) Mr. Hodges joined Websense as Chief Executive Officer and President on January 9, 2006. All other compensation represents payments made to Mr. Hodges of $17,129 relating to his relocation to San Diego when he commenced employment with Websense, gross-up payments totaling $14,446 for his personal taxes associated with his relocation expenses, 401(k) employer matching contribution of $3,300, Company-paid premiums of $3,026 for executive long term disability and $2,322 for group-term life insurance and $2,989 for executive health physical exams.

(4) The Option Award dollar amount for Mr. Wride includes $539,499 of share-based compensation expense related to option awards granted in years prior to 2006. All other compensation for Mr. Wride represents a 401(k) employer matching contribution of $3,300, use of a Company-owned vehicle valued at $7,653, gross-up payments totaling $6,454 for his personal taxes associated with the use of the Company-owned vehicle, $1,632 for reimbursement related to a home-office telephone line and internet service and Company-paid premiums of $1,243 for group-term life insurance and $712 for executive long term disability.

(5) The Option Award dollar amount for Mr. Newman includes $315,159 of share-based compensation expense related to option awards granted in years prior to 2006. All other compensation for Mr. Newman represents a 401(k) employer matching

contribution of $3,232 and Company-paid premiums of $879 for executive long term disability and $454 for group-term life insurance.

(6) The Option Award dollar amount for Ms. Goodrum includes $213,200 of share-based compensation expense related to option awards granted in years prior to 2006. All other compensation for Ms. Goodrum represents a 401(k) employer matching contribution of $3,224 and Company-paid premiums of $1,368 for executive long term disability and $702 for group-term life insurance. Ms. Goodrum resigned from Websense effective February 1, 2007.

(7) The Option Award dollar amount for Mr. Cole includes $411,158 of share-based compensation expense related to option awards granted in years prior to 2006. All other compensation for Mr. Cole represents a 401(k) employer matching contribution of $3,300 and Company-paid premiums of $2,475 for executive long term disability and $810 for group-term life insurance. Mr. Cole was declassified during 2006 as an Executive Officer as defined by Rule 3b-7 of the Securities Exchange Act of 1934.

(8) These amounts reflect the discretionary bonus awards made to our named executive officers for 2006.

(9) These amounts reflect the bonuses earned by our named executive officers under our respective 2006 bonus plans.

Grants of Plan—Based Awards

The following table sets forth certain information with respect to stock options and restricted stock units granted during or for the fiscal year ended December 31, 2006 to each of our named executive officers listed in the Summary Compensation Table above.

Grants of Plan-Based Awards in Fiscal 2006

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
John B. Carrington, Former Chief Executive Officer and President / Chairman(1)	6/15/06	—	100,000	$21.77	$ 968,860
Gene Hodges, Chief Executive Officer and President(2)	1/9/06	96,000	—	—	$ 3,094,080
	4/13/06	—	1,200,000	$32.24	$21,992,195
Douglas C. Wride, Vice President and Chief Financial Officer	1/9/06	—	100,000	$32.24	$ 1,460,090
	6/15/06	—	60,000	$21.77	$ 581,316
Michael Newman, Vice President and General Counsel	6/15/06	—	30,000	$21.77	$ 290,658
Karen Goodrum, Vice President, Finance and Accounting(3)	6/15/06	—	30,000	$21.77	$ 290,658
Leo Cole, Vice President, Marketing	6/15/06	—	30,000	$21.77	$ 290,658

(1) Mr. Carrington served as Chief Executive Officer and President until January 9, 2006 and as a Websense employee until June 30, 2006. He continues to serve as our Chairman of the Board of Directors in a non-employee capacity.

(2) Mr. Hodges joined Websense as Chief Executive Officer and President on January 9, 2006. On January 9, 2006, Mr. Hodges was granted non-qualified stock options to purchase an aggregate of 1,200,000 shares of the our common stock outside the 2000 Plan (the "Options") with an exercise price per share equal to the fair market value of the our common stock on that date. On April 13, 2006, at Websense's request, Mr. Hodges agreed to the cancellation of the Options and the immediate re-grant under the 2000 Plan of non-qualified stock options to purchase an aggregate of 1,200,000 shares of our common stock with identical option terms, exercise prices, vesting schedules and vesting commencement dates as the original Options. Websense requested the cancellation and re-grant to bring the Options under the 2000 Plan for U.S. federal income tax reasons and to better align Mr. Hodges' compensation with stockholder approved limitations on stock option issuances. Mr. Hodges received no income tax or other personal benefit from the cancellation and re-grant.

(3) Ms. Goodrum resigned from the Company effective February 1, 2007, so no portion of the stock options granted to Ms. Goodrum in the table above will vest.

Outstanding Equity Awards At Fiscal Year-End

The following table includes certain information with respect to the value of all outstanding equity awards at the fiscal year ended December 31, 2006 for the named executive officers.

Outstanding Equity Awards at December 31, 2006

	Outstanding Equity Awards at Fiscal Year-End					
	Option Awards(7)				Stock Awards(7)	
Name	Number of Securities Underlying Unexercised Options (# Exercisable)	Number of Securities Underlying Unexercised Options (# Unexercisable)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)
John B. Carrington,	10,000	—	$13.93	1/22/12		
Former Chief Executive Officer	21,666	3,334	$ 7.49	2/4/13		
and President / Chairman(1)(6)	23,943	31,667	$19.10	7/30/14		
	31,666	48,334	$25.63	5/18/12		
	—	100,000	$21.77	6/15/13		
Gene Hodges,	—	600,000	$32.24	1/9/13		
Chief Executive Officer and	—	200,000	$32.24	1/9/16		
President(2)(3)(4)	—	200,000	$32.24	1/9/16		
	—	200,000	$32.24	1/9/16		
	—	—	—	—	96,000	$2,191,680
Douglas C. Wride,	2,054	—	$ 0.38	6/11/09		
Vice President and Chief Financial	160,000	—	$13.93	1/22/12		
Officer(6)	63,166	3,334	$ 7.49	2/4/13		
	48,333	31,667	$19.10	7/30/14		
	31,666	48,334	$25.63	5/18/12		
	—	100,000	$32.24	1/9/13		
	—	60,000	$21.77	6/15/13		
Michael Newman,	38,000	—	$ 5.87	9/23/12		
Vice President and General	18,125	11,875	$19.10	7/30/14		
Counsel(6)	11,875	18,125	$25.63	5/18/12		
	—	30,000	$21.77	6/15/13		
Karen Goodrum,	18,450	—	$ 9.25	8/4/10		
Vice President, Finance and	8,000	—	$ 5.63	1/9/11		
Accounting(5)	21,800	—	$13.93	1/22/12		
	26,333	1,667	$ 7.49	2/4/13		
	6,325	11,875	$19.10	7/30/14		
	11,875	18,125	$25.63	5/18/12		
	—	30,000	$21.77	6/15/13		
Leo Cole,	75,000	75,000	$16.38	6/1/14		
Vice President, Marketing(6)	—	30,000	$21.77	6/15/13		

(1) Mr. Carrington served as Chief Executive Officer and President until January 9, 2006 and as an employee of Websense until June 30, 2006. He continues to serve as the Company's Chairman of the Board of Directors, in a non-employee capacity.

(2) Mr. Hodges joined Websense as Chief Executive Officer and President on January 9, 2006 (the "Start Date"). On January 9, 2006, Mr. Hodges was granted non-qualified stock options to purchase an aggregate of 1,200,000 shares of the Company's common stock outside the 2000 Plan (the "Options") with an exercise price per share equal to the fair market value of our common stock on that date. On April 13, 2006, at Websense's request, Mr. Hodges agreed to the cancellation of the Options and the immediate re-grant under the 2000 Plan of non-qualified stock options to purchase an aggregate of 1,200,000 shares of the our common stock with identical option terms, exercise prices, vesting schedules and vesting commencement dates as the original Options. Websense requested the cancellation and re-grant to bring the Options under the 2000 Plan for U.S. federal income tax reasons and to better align Mr. Hodges' compensation with stockholder approved limitations on stock option issuances. Mr. Hodges received no income tax or other personal benefit from the cancellation and re-grant.

(3) 600,000 of Mr. Hodges' Options have a term of seven years, with the shares vesting as follows: 25% on the one year anniversary of the Start Date, and 1/48th will vest monthly thereafter until fully vested. 200,000 of the Options have a term of ten years, with the shares vesting as follows: 25% on the second year anniversary of the Start Date, and 1/48th will vest monthly thereafter until fully vested. An additional 200,000 of the Options have a term of ten years, with the shares vesting as follows: 25% on the third year anniversary of the Start Date, and 1/48th will vest monthly thereafter until fully vested. The remaining 200,000 of the Options also have a term of ten years, with the shares vesting as follows: 25% on the fourth year anniversary of the Start Date, and 1/48th will vest monthly thereafter until fully vested.

(4) The 96,000 restricted stock units are subject to vesting as follows: 25% vest sequentially on the first, second, third and fourth anniversaries of the date of grant. 24,000 of Mr. Hodges restricted stock units vested on and were issued on January 9, 2007.

(5) Ms. Goodrum resigned from the Company effective February 1, 2007. Ms. Goodrum's options ceased vesting on February 1, 2007. Ms. Goodrum has until May 1, 2007 to exercise her vested options.

(6) Options become exercisable as follows: 25% vest one year from the date of grant and the remaining 75% monthly until the option is fully vested.

(7) Information regarding potential acceleration of certain equity awards for the named executive officers is provided under the heading "Post-Employment Compensation" below.

Option Exercises and Stock Vested

The following table includes certain information with respect to the stock options exercised during the fiscal year ended December 31, 2006 with respect to the named executive officers. No other stock awards for our named executive officers vested during the fiscal year ended December 31, 2006.

Option Exercises and Stock Vested in Fiscal 2006

	Option Awards	
Name(a)	Number of Shares Acquired on Exercise (#)(b)	Value Realized on Exercise ($)(c)
John B. Carrington, Former Chief Executive Officer and President / Chairman(1)	0	0
Gene Hodges, Chief Executive Officer and President	0	0
Douglas C. Wride, Vice President and Chief Financial Officer	0	0
Michael Newman, Vice President and General Counsel	40,000	$813,761
Karen Goodrum, Vice President, Finance and Accounting(2)	30,000	$331,358
Leo Cole, Vice President, Marketing	20,000	$341,831

(1) Mr. Carrington served as Chief Executive Officer and President until January 9, 2006 and as an employee of Websense until June 30, 2006. He continues to serve as the Company's Chairman of the Board of Directors in a non-employee capacity.

(2) Ms. Goodrum resigned from the Company effective February 1, 2007.

Pension Benefits

We do not provide pension arrangements or post-retirement health coverage for our executives or employees. Our CEO, vice presidents and other employees are eligible to participate in our 401(k) contributory defined contribution plan. In any plan year, we will contribute to each participant a matching contribution equal to 25% of the first 6% of the participant's compensation that has been contributed to the plan, up to a maximum matching contribution of $3,375. All of our named executive officers participated in our 401(k) plan during fiscal 2006 and received matching contributions.

Nonqualified Deferred Compensation

We do not provide any nonqualified defined contribution or other deferred compensation plans.

Post-Employment Compensation

The amount of compensation payable to each named executive officer upon voluntary termination, involuntary not-for-cause termination, termination following a change of control and in the event of disability or death of the executive is shown below.

Payments Made Upon Termination

Regardless of the manner in which a named executive officer's employment terminates, the named executive officer is entitled to receive amounts earned during his term of employment. These amounts can include:

- non-equity incentive compensation earned during the fiscal year;

- vested amounts contributed to the Company's 401(k) Plan; and
- unused vacation pay.

Payments Made Upon Death or Disability

In the event of the death or disability of a named executive officer, in addition to the benefits listed under the heading "Payments Made Upon Termination" above, the named executive officer will receive benefits under the Company's disability plan or payments under Websense's life insurance plan, as appropriate.

Potential Payments Under Employment Arrangements

The amount of compensation payable to each named executive officer upon voluntary, involuntary not-for-cause termination or termination following a change of control is shown below. The amounts shown assume that such termination was effective as of December 31, 2006, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive's separation from Websense.

Gene Hodges. In January 2006, we entered into an employment agreement with Gene Hodges to serve as our Chief Executive Officer and President, reporting to the Board, with employment continuing "at will" until either party gives notice of termination. Pursuant to his employment agreement, if we terminate Mr. Hodges's employment without cause or if Mr. Hodges terminates his employment with us for good reason, Mr. Hodges is entitled to: (i) a separation payment in the form of his annual base salary and annual target bonus in effect as of the date of such termination or resignation paid in twelve (12) equal monthly installments, less standard deductions and withholdings; (ii) continued payment of health insurance premiums paid on his behalf by us until he and his covered dependants obtain alternative health insurance coverage, up to a maximum of twelve (12) months; (iii) acceleration of the vesting of his stock options granted in connection with the employment agreement that are otherwise unvested at the time of such termination or resignation such that he shall be vested with respect to the same number of shares as if he had remained continuously employed by us for a period of twelve (12) months following the date of such termination or resignation; and (iv) acceleration of the vesting of 100% of his restricted stock units granted in connection with the employment agreement. Additionally, if (a) within eighteen (18) months following a change of control of Websense, Mr. Hodges's employment is terminated without cause by us or any of our successors or assigns or he resigns his employment for good reason or (b) we terminate his employment without cause during the pendency of a merger agreement or tender offer which would result in a change in control of Websense, then he will receive the benefits specified in (i) and (ii) above, plus all of his remaining unvested stock, restricted stock units and stock option awards will vest immediately. The above severance benefits are contingent upon Mr. Hodges providing us with a fully-effective waiver and release of claims in a form satisfactory to us and his compliance with our standard non-competition and non-solicitation requirements. Cause, good reason and change of control are all defined in Mr. Hodges's employment agreement.

Had a termination of Mr. Hodges's employment either without cause or for good reason occurred on December 31, 2006, Mr. Hodges would have been eligible to receive the payments set forth in the columns under the heading "Upon Termination without Cause or upon Resignation for Good Reason" in the table below. Assuming a change in control occurred on December 31, 2006 and a subsequent termination without cause or a resignation for good reason occurred within 18 months following the change in control, Mr. Hodges would have been eligible to receive the payments set forth in the columns under the heading "Upon Change in Control" in the table below.

	Upon Change in Control, Termination without Cause or upon Resignation for Good Reason				
Name	**Salary ($)**	**Bonus ($)**	**Benefits ($)**	**Equity Awards ($)**	**Total ($)**
Gene Hodges, Chief Executive Officer and President(1)(2)	$525,000	$525,000	$16,248	$2,191,680	$3,257,928

(1) Salary and Bonus are paid in twelve (12) equal monthly installments, less standard deductions and withholdings.

(2) Mr. Hodges holds an option to purchase 1,200,000 shares of our common stock at $32.24 per share. Mr. Hodges also holds 96,000 restricted stock units. The closing price on December 29, 2006, the last trading day of our fiscal year ended December 31, 2006 was $22.83.

Douglas C. Wride. In June 1999, we entered into an employment agreement with Mr. Wride to serve as our Chief Financial Officer. This agreement provides that Mr. Wride will be employed "at will." If Mr. Wride's employment is terminated by us other than for cause, he is entitled to receive, as severance, six months of continuation of his base salary and he will also be entitled to vest in the number of shares of our common stock that would have become vested under his options if his employment had continued for an additional six months. Notwithstanding the foregoing, if within one year following a change of control of Websense, Mr. Wride is terminated other than for cause, he is entitled to receive, as severance, one year of continuation of his base salary and he will also be immediately vested in all of his option shares.

Had a termination of Mr. Wride's employment either without cause or for good reason occurred on December 31, 2006, Mr. Wride would have been eligible to receive the payments set forth in the columns under the heading "Upon Termination without Cause" in the table below. Assuming a change in control of Websense occurred on December 31, 2006 and a subsequent termination without cause occurs within 12 months following the change in control, Mr. Wride would have been eligible to receive the payments set forth in the columns under the heading "Upon Change in Control" in the table below.

	Upon Termination without Cause			Upon Change in Control		
Name	**Salary ($)**	**Equity Awards ($)**	**Total ($)**	**Salary ($)**	**Equity Awards ($)**	**Total ($)**
Douglas C. Wride, Vice President and Chief Financial Officer(1)..........	$169,616	$2,724,006	$2,893,622	$339,231	$2,852,633	$3,191,864

(1) Salary is paid in one lump sum, less standard deductions and withholdings.

Other Employment Arrangements with Named Executive Officers. No employment contract exists with any of our other named executive officers. However, each of the unvested equity awards held by all of our named executive officers are subject to acceleration provisions in the event of a Corporate Transaction, which includes (i) a merger or consolidation in which securities possessing more than fifty percent (50%) of the total combined voting power of our outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction, or (ii) the sale, transfer or other disposition of all or substantially all of our assets. In the event of a Corporate Transaction, all unvested equity awards will be fully accelerated to the extent such awards are not assumed or replaced with a cash incentive award preserving the spread at the time of the Corporate Transaction. Furthermore, if the executive is terminated by the successor company, or, under certain circumstances, voluntarily terminates employment with the successor company within eighteen (18) months of the

Corporate Transaction or other Change in Control of the Company, the assumed or replaced award will be fully accelerated. For purposes of the equity award, a Change in Control includes (A) the acquisition, by any person of beneficial ownership of securities possessing more than fifty percent (50%) of the total combined voting power of our outstanding securities pursuant to a tender or exchange offer made directly to our stockholders, or (B) a change in the composition of our Board over a period of thirty-six (36) consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (1) have been Board members continuously since the beginning of such period or (2) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (1) who were still in office at the time the Board approved such election or nomination.

Had an involuntary termination occurred on December 31, 2006 following a Corporate Transaction or Change in Control, Mr. Newman, Ms. Goodrum and Mr. Cole would have been eligible to receive the payments set forth below.

Name	Equity Awards ($)
Michael A. Newman, Vice President and General Counsel	$ 781,180
Karen Goodrum, Vice President, Finance and Accounting	$1,111,377
Leo Cole, Vice President, Marketing	$ 999,300

COMPENSATION OF DIRECTORS

All Board compensation is based on attendance at meetings and is paid quarterly in arrears. Non-employee Directors are also reimbursed for their reasonable expenses incurred in attending meetings of the Board of Directors and its committees. Additional fees may be paid to Directors based on performance of special projects, but no such payments were made in 2006.

The following table sets forth the standard cash compensation arrangement for our Board of Directors.

	Meeting	In Person Attendance	Telephonic Meeting
Base Fee for Meeting Attendance	Board of Directors—Chairman(1)	$5,000	$1,500
	Board of Directors—Member	$3,000	$1,000
Additional Fees Based on Committee Membership	Audit Committee Chairman	$3,500	$2,000
	Audit Committee (non-chairman)	$1,500	$1,000
	Compensation Committee Chairman	$2,000	$1,000
	Compensation Committee (non-chairman)	$1,000	$ 500
	Nominating and Corporate Governance Committee Chairman	$1,000	$ 500
	Nominating and Corporate Governance Committee (non-chairman)	$ 500	$ 500
	Special project ad hoc committees	$ 500	$ 500
	Chairman of the Board attending any committee meeting(1)	$1,000	$1,000

(1) For the first six months of 2006, our Chairman was an employee of the Company. Accordingly, the Chairman was not paid per Board meeting during the first six months of 2006. For the remainder of 2006, our Chairman was paid only standard Board attendance fees and not the Chairman's fees identified in the table above. Beginning on January 1, 2007, our Chairman has been compensated pursuant to the table above.

In addition, under the Automatic Option Grant Program in effect under our 2000 Stock Incentive Plan, each individual who first joins the Board of Directors as a non-employee Board member will receive, on the date of such initial election or appointment, an automatic option grant to purchase 100,000 shares of our common stock, provided that such person has not previously been in the employ of the Company. In addition, on the date of each Annual Stockholders' meeting, each individual who continues to serve as a non-employee Board member will automatically be granted an option to purchase 5,000 shares of our common stock, provided such individual has served as a non-employee Board member for at least six months prior to such meeting. Each grant under the Automatic Option Grant Program is immediately exercisable and will have an exercise price per share equal to the fair market value per share of our common stock at the Nasdaq close on the date of grant, and will have a maximum term of 10 years, subject to earlier termination or repurchase should the Director cease to serve as a Board member. The shares subject to each initial 100,000 share automatic option grant will vest in a series of four successive equal annual installments upon the Director's completion of each year of Board service over the four-year period measured from the grant date. The shares subject to each annual 5,000 share automatic option grant will vest upon the Director's completion of one year of Board service measured from the grant date. However, the shares will immediately vest in full upon changes in control or ownership or upon the Director's death or disability.

The following table provides information for compensation in the fiscal year ended December 31, 2006 for non-employee directors who served in such capacity during fiscal 2006.

Director Compensation Table for Fiscal 2006

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)	Total ($)
John B. Carrington	(1)	(1)	(1)
Bruce Coleman(3)	$42,000	$ 54,660	$ 96,660
John Schaefer(4)	$63,500	$ 54,660	$118,160
Mark St.Clare(5)	$86,500	$148,839	$235,339
Gary Sutton(6)	$59,000	$ 54,660	$113,660
Peter Waller(7)	$35,000	$ 54,660	$ 89,660

(1) Mr. Carrington served as our Chief Executive Officer and President until January 9, 2006 and as an employee of the Company until June 30, 2006. He continues to serve as the Company's Chairman of the Board of Directors. Information related to Mr. Carrington's employment and Board compensation is contained in the Summary Compensation Table for fiscal 2006 for named executive officers.

(2) Amounts calculated utilizing the provisions of Statement of Financial Accounting Standards No. 123R, "Share-based Payments." See Note 1 of the consolidated financial statements in the Company's Annual Report for the year ended December 31, 2006 regarding assumptions underlying valuation of equity awards.

(3) The Option Award for Mr. Coleman includes $26,141 of share-based compensation related to option awards granted in years prior to 2006. At fiscal year end, the aggregate number of option awards outstanding for Mr. Coleman was 71,000 stock options.

(4) The Option Award for Mr. Schaefer includes $26,141 of share-based compensation related to option awards granted in years prior to 2006. At fiscal year end, the aggregate number of option awards outstanding for Mr. Schaefer was 85,000 stock options.

(5) The Option Award for Mr. St.Clare includes $94,179 of share-based compensation related to option awards granted in years prior to 2006. At fiscal year end, the aggregate number of option awards outstanding for Mr. St.Clare was 65,000 stock options.

(6) The Option Award for Mr. Sutton includes $26,141 of share-based compensation related to option awards granted in years prior to 2006. At fiscal year end, the aggregate number of option awards outstanding for Mr. Sutton was 50,000 stock options.

(7) The Option Award for Mr. Waller includes $26,141 of share-based compensation related to option awards granted in years prior to 2006. At fiscal year end, the aggregate number of option awards outstanding for Mr. Waller was 85,000 stock options.

TRANSACTIONS WITH RELATED PERSONS

RELATED-PERSON TRANSACTIONS POLICY AND PROCEDURES

In 2006, the Company adopted a written Related-Person Transactions Policy that sets forth the Company's policies and procedures regarding the identification, review, consideration and approval or ratification of "related-persons transactions." For purposes of our policy only, a "related-person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company and any "related person" are participants involving an amount that exceeds $50,000. Transactions involving compensation for services provided to the Company as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director, or more than 5% stockholder of the Company, including any of their immediate family members, and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to the Audit Committee (or, where Audit Committee approval would be inappropriate, to another independent body of the Board) for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to the Company of the transaction and whether any alternative transactions were available. To identify related-person transactions in advance, the Company relies on information supplied by its executive officers and directors. In considering related-person transactions, the Committee takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to the Company, (b) the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself form the deliberations and approval. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the Committee look at, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders, as the Committee determines in the good faith exercise of its discretion.

CERTAIN RELATED-PERSON TRANSACTIONS

Stock option grants to the Company's Directors are described under the caption "Compensation of Directors."

The Company has entered into indemnification agreements with each of its Directors and officers. These agreements require the Company, among other things, to indemnify each Director or officer against certain expenses, including attorneys' fees, judgments, fines and settlements paid by such individual in connection with any action, suit or proceeding arising out of such individual's status or service as a Director or officer. These agreements also require the Company to advance expenses incurred by the individual in connection with any proceeding against him or her with respect to which such individual may be entitled to indemnification by the Company.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Websense stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, direct your written request to Websense, Inc., 10240 Sorrento Valley Road, San Diego, California 92121, Attention: Corporate Secretary, or call 877-273-7379. Stockholders who currently receive multiple copies of the proxy statement at their addresses and would like to request "householding" of their communications should contact their brokers.

ANNUAL REPORT

A copy of the Annual Report of the Company for the 2006 fiscal year has been mailed concurrently with this Proxy Statement to all stockholders entitled to notice of and to vote at the annual meeting. The Annual Report is not incorporated into this Proxy Statement and is not considered proxy solicitation material.

FORM 10-K

The Company filed an Annual Report on Form 10-K with the Securities and Exchange Commission on February 28, 2007. The Company will mail without charge to stockholders, upon written request, a copy of the Form 10-K, including the financial statements, schedule and list of exhibits. Requests should be sent to Websense, Inc., 10240 Sorrento Valley Road, San Diego, California 92121, Attention: Corporate Secretary.

By Order of the Board of Directors



Douglas C. Wride,
Chief Financial Officer and Corporate Secretary

Dated: April 25, 2007

CORPORATE OFFICERS

Gene Hodges
President and Chief Executive Officer

Douglas Wride
Chief Financial Officer, Secretary and Treasurer

John McCormack
Senior Vice President, Product Development

Mike Bouchard
Vice President, Finance and Accounting

Susan Brown
Vice President, Human Resources and Administration

Leo Cole
Vice President, Marketing

Xiaolian Deng
Vice President, China Operations

Mark Fogel
Vice President, Websense Wireless

Geoff Haggart
Vice President, EMEA and APAC

Jim Haskin
Chief Information Officer

Ofer Hendler
Vice President, Israel Operations

Dan Hubbard
Vice President, Security Research

Assaf Litai
Vice President, Technical Marketing Programs

Michael Newman
Vice President and General Counsel

Kate Patterson
Vice President, Corporate Communications

Ramon Peypoch
Vice President, Business Development

David Roberts
Vice President, Americas Sales

Kian Saneii
General Manager, Websense Wireless

BOARD OF DIRECTORS

John B. Carrington
Chairman

Gene Hodges
President and Chief Executive Officer, Websense, Inc.

Bruce T. Coleman (b)
Chief Executive Officer, El Salto Advisors

John F. Schaefer (a)(c)
Chief Executive Officer, Phase Metrics

Mark S. St.Clare (a)(c)
Director

Gary E. Sutton (a)(b)(c)
Director

Peter C. Waller (b)
President and Chief Operating Officer, Corinthian Colleges, Inc.

(a) Member of the Audit Committee
(b) Member of the Compensation Committee
(c) Member of the Nominating and Corporate Governance Committee

CORPORATE HEADQUARTERS

Websense, Inc.
10240 Sorrento Valley Road
San Diego, CA 92121
Tel: 858.320.8000
www.websense.com

SHAREHOLDER INFORMATION

Investor Relations
Tel: 877.273.7379
www.websense.com/investors

Transfer Agent and Registrar
U.S. Stock Transfer
1745 Gardena Avenue
Glendale, CA 91204-2991
Tel: 800.835.8778

Outside Corporate Counsel
Cooley Godward Kronish LLP

Independent Accountants
Ernst & Young LLP

Notice of Annual Meeting
Websense, Inc.
10240 Sorrento Valley Road
San Diego, CA 92121
June 5, 2007, 11 am Pacific Time

Stock Symbol
Nasdaq: WBSN

Websense, Inc.
10240 Sorrento Valley Road
San Diego, CA 92121 USA
Tel: 800.723.1166
Tel: 858.320.8000
www.websense.com

Websense International Ltd.
Alexandra House
The Sweepstakes
Ballsbridge
Dublin 4, Ireland
Tel: +353 (0)1 6319360
www.websense.com